As filed with the Securities and Exchange Commission on January 6, 2016.

Registration No. 333-207782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Amendment No. 5 to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

___________________

SHIMMICK CONSTRUCTION COMPANY, INC.
(Exact name of registrant as specified in its charter)

California	1600	94-3107390
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8201 Edgewater Drive, Suite 202
Oakland, CA 94621
(510) 777-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Cocotis, Chief Executive Officer
Shimmick Construction Company, Inc.
8201 Edgewater Drive, Suite 202
Oakland, CA 94621
(510) 777-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________

Copies to:

Paul Lucido Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800	Jonathan H. Talcott Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW, Suite 900 Washington, DC 20001 (202) 712-2806

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY 6, 2016

6,250,000 Shares

Common Stock

Shimmick Construction Company, Inc. is offering 4,166,667 shares of its common stock and the selling shareholders are offering 2,083,333 shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

This is our initial public offering, and prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol “SCCI.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus for a discussion of some of the risks you should consider before investing.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

____________

(1)      The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting.”

We and the selling shareholders have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase a maximum of 937,500 additional shares of our common stock from us and the selling shareholders at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers against payment on or about    , 2016.

Sole Book-Running Manager

FBR

Co-Managers

BB&T Capital Markets	D.A. Davidson & Co.

The date of this prospectus is    , 2016.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	12
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS	28
MARKET AND INDUSTRY DATA	29
TRADEMARKS, SERVICE MARKS AND TRADE NAMES	29
USE OF PROCEEDS	30
DIVIDENDS AND DIVIDEND POLICY	30
CAPITALIZATION	31
DILUTION	32
SELECTED CONSOLIDATED FINANCIAL DATA	34
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
BUSINESS	51
MANAGEMENT	67
PRINCIPAL AND SELLING SHAREHOLDERS	76
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	78
DESCRIPTION OF CAPITAL STOCK	79
SHARES ELIGIBLE FOR FUTURE SALE	82
UNDERWRITING	84
U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS	89
LEGAL MATTERS	92
EXPERTS	92
WHERE YOU CAN FIND MORE INFORMATION	92
INDEX TO FINANCIAL INFORMATION	F-1

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You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters nor the selling shareholders have authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters nor the selling shareholders are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the risk factors, financial data, and financial statements included herein, before making a decision about whether to invest in our common stock. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. As used in this prospectus, unless the context otherwise requires or indicates, the terms “Shimmick,” “our company,” “we,” “our,” “ours,” and “us” refer to Shimmick Construction Company, Inc. and its subsidiaries.

Overview of Our Business

Our Company

We are a leading heavy civil construction company offering general construction, construction management, and design-build services to federal, state, and local public agencies and private customers in California and the Western United States. We possess the in-house capabilities necessary to self-perform nearly all aspects of heavy civil construction — structural, foundations, utilities, mechanical, and electrical — which enables us to compete for large, technical projects and differentiates us from many of our competitors. Since our present executive team assumed leadership in 2001, we and our joint venture partners have been awarded over $5 billion worth of complex critical public infrastructure projects, including bridges, water/wastewater treatment facilities, dams, transit & rail, highways & roadways, ports, and airports. The portion of these projects allocable to us was over $3.4 billion. Since 2001, we have achieved a revenue compound annual growth rate (CAGR) of approximately 18.0%. Prior to this offering, our growth has been predominantly funded by retained earnings. Several long-term trends in our geographic markets, including population growth and the deterioration of existing infrastructure, have resulted in a renewed focus on infrastructure development and funding in California and the Western states. As a result of our growth and this renewed focus, the number and size of contracts in our bidding pipeline has significantly increased. While the competitive environment is impacted by a number of factors outside of our control, such as the general business climate and the amount of contracts being offered, as of November 15, 2015, we and our joint venture partners had a project pipeline of approximately $12 billion, of which we and our joint venture partners were actively engaged in bidding approximately $4 billion as outlined in the table below. The portion of such amounts allocable to us was approximately $8.3 billion and $2.2 billion, respectively. We believe that we are ideally positioned to benefit from increased investment now and in the future.

Project	Type of Work	Status	Estimated Total Project Value (in millions)
Near-Term Bid Project A	Water	Bid date in December 2015	$ 250
Near-Term Bid Project B	Roads and Bridges	Bid date in January 2016	$ 120
Near-Term Bid Project C	Water	Bid date in January 2016	$ 450
Near-Term Bid Project D	Transit	Bid date in February 2016	$ 650
Other Near-Term Bids (10 projects)	Various	Bid dates between November 2015 and February 2016	$ 183
In Process Bid Project A	Design/Build Rail	Best and final offer due Spring 2016	$ 750
In Process Bid Project B	Construction Manager / General Contractor	Request for qualifications submitted	$ 250
Other In Process Bids (8 projects)	Various	Various	$ 138
Prequalified Project A	Water	Prequalified	$ 85
Prequalified Project B	Roads and Bridges	Prequalified	$ 1,200

We have worked on many high-profile projects involving critical heavy infrastructure. Notable ongoing or recently-completed projects include the $245 million seismic and wind retrofit of the Golden Gate Bridge, the $140 million raising of the San Vicente Dam to improve water availability in the San Diego region, the $779 million replacement of the Gerald Desmond Bridge linking the Long Beach Terminal Island and the Long Beach Freeway, the $629 million expansion of the Los Angeles County Metropolitan Transportation Authority (LA MTA) Metro

Gold Line to connect East Los Angeles to downtown, and the $772 million extension of the Bay Area Rapid Transit (BART) rail commuter system south from Fremont to San Jose. In light of our many successful projects, we are widely acknowledged by a prominent trade publication, Engineering News-Record (ENR), as a leader in our field. Over the last five years, ENR’s national rankings by revenue have listed us as high as #3 in Dams & Reservoirs, #4 in Drinking Water Treatment, #9 in Water Supply, #11 in Marine and Port Facilities, #12 in Bridges, and #14 in Mass Transit. These rankings are a testament to the depth and breadth of our capabilities.

We primarily compete for new customer contracts independently, seeking to win and successfully complete new jobs as the general contractor. Given our in-house capabilities across the heavy civil construction specialties, we typically expect to self-perform the majority of the specified project elements on contracts where we are the general contractor, often achieving an 80% self-performance rate. For certain project elements that do not align with our in-house expertise or that require more commoditized capabilities — such as fencing of work areas or black asphalt paving of roads and highways — we may engage subcontractors to complete such discrete tasks. In heavy civil construction, contracts are principally awarded on a fixed-price basis, and we earn and recognize revenue on the percentage of completion method, based upon the proportion of units of production completed relative to the total estimated units of production for each item of work on a project.

Within the heavy civil construction industry, we have observed a trend toward larger and more complex infrastructure projects. Since our founding in 1990, our growth has been fueled by the increasing scale and scope of these projects, and we and our joint venture partners have successfully won and performed work on contracts with values ranging up to $800 million. With the proceeds of this offering, we believe that we will have the financial flexibility to pursue an increasing share of these large contracts. Our contracts pose a number of risks to us as outlined in “Risk Factors,” including risks associated with variances from the contract, such as cost, scope, or timing overruns for which we may not be entitled to reimbursement or additional compensation. For the largest projects, responsibilities and risk are typically shared among multiple contractors, and we believe that we will benefit from our history of partnering with other industry leaders, including AECOM, Alstom SA, Balfour Beatty plc, Black & Veatch Corporation, Dragados S.A., Granite Construction Incorporated, Obayashi Corporation, PCL Construction, Skanska AB, and Tutor Perini Corporation. We have similarly strong relationships with top design firms, including AECOM, Arup Group Limited, Jacobs Engineering Group Inc., Parsons Corporation and Parsons Brinckerhoff Group, Inc. Each of our joint ventures is formed to complete a specific contract jointly controlled by the joint venture partners. The financial benefits and risks of the joint venture are allocated based on each partner’s equity stake in the venture. As the market continues to move towards larger and more complex projects, we are well-positioned to accelerate our growth.

In addition to our heavy civil construction business, we own and operate a premium hard rock quarry in Madera, California with an estimated overall capacity of 62 million tons of reserves. The quarry currently has an annual permit capacity of approximately 900,000 tons through 2060 to support concrete and asphalt production. Assuming a value of $0.75/ton, we estimate these permitted granite reserves to have a value of approximately $30.8 million. The quarry sits on approximately 1,000 acres of real property near Fresno, one of California’s fastest growing communities.

For the nine months ended September 30, 2015, our revenues, net income attributable to Shimmick Construction Company, Inc. and EBITDA attributable to Shimmick Construction Company, Inc., or “Company EBITDA,” were $360.6 million, $7.4 million and $16.0 million, respectively, representing 64%, 7% and 24% increases over the same period in 2014. During the twelve months ended December 31, 2014 our revenues, net income attributable to Shimmick Construction Company, Inc. and Company EBITDA were $319.6 million, $9.1 million and $17.9 million, respectively, as compared to $285.9 million, $1.1 million and $9.0 million for the prior year. As of September 30, 2015, our total contract backlog stood at $618 million, which we expect to earn primarily in the two years ending September 30, 2017.

Our Markets

Throughout our history, we have primarily focused on the California market and have structured our operations geographically with locations in Oakland and Irvine to support our customers. We believe that we have an intimate knowledge of California markets and long-standing relationships with significant customers, including the California Department of Transportation (Caltrans), the LA MTA, BART, the Santa Clara Valley Transportation Authority (VTA), the Orange County Sanitation District (OCSD), the Metropolitan Water District of California (MWD), the Port of Long Beach, the Port of Los Angeles, the City of San Francisco, and the City and county of Los Angeles, among many others. For the nine months ended September 30, 2015 and the twelve months ended December 31, 2014, substantially all of our revenues were generated in California. In addition to our California focus, we have selectively pursued contracts in other Western states. We believe that these markets are important to our growth strategy, as infrastructure funding in these states continues to increase. We are licensed as a civil contractor and possess other specialty licenses to operate in California, Oregon, Washington, Nevada, Arizona, Hawaii, Alaska, and Texas. We are currently working on projects in Washington as well as preparing multiple bids on projects in Hawaii.

California’s infrastructure — much of it built in the 1950s and 1960s — has deteriorated over the last several decades. The American Society of Civil Engineers (ASCE) estimates that $45.0 billion and $29.9 billion are needed to maintain and upgrade California’s drinking water and wastewater systems, respectively, over the next 20 years. From a transportation perspective, the ASCE rates 34% of California’s roads as poor or mediocre in quality and categorizes 2,769 bridges as structurally deficient. Population growth in California and in the Western United States has put further stress on degrading infrastructure, necessitating restoration and new-build infrastructure projects throughout the region. In addition, California’s historic and ongoing drought has necessitated a significant upgrade in the state’s water infrastructure, particularly as population continues to grow. We believe the financial crisis of 2007 to 2009 further delayed necessary investment in critical infrastructure, but recently important steps have been taken at the national, state, and local levels to appropriate funding and accelerate these types of projects.

On December 4, 2015, President Obama signed into law an approximately $305 billion transportation bill to invest in the nation’s highways and infrastructure over the next five years. The Fixing America’s Surface Transportation (FAST) Act represents the first transportation funding legislation to last longer than two years since 2005. Specifically, the FAST Act plans to spend approximately $255 billion and $48 billion on highway infrastructure and transit projects, respectively, and would be funded through the reauthorization of gas tax revenue and offsets from other areas of the federal budget. In California, Governor Brown recently proposed a 2015 infrastructure funding plan which calls for $57 billion in state funding over the next five years. In addition, the LA MTA publicly announced its intention to spend $8.5 billion in Southern California over the next ten years to develop new rail projects, add carpool lanes, and fund Metrolink capital improvement projects. Finally, the 2014 passage of Proposition 1 in California provides for a $7.5 billion water bond, demonstrating the state population’s heightened awareness of water scarcity. Although our concentration in California may result in our financial results being significantly impacted by factors such as local climate, business and economic conditions, and government budget restrictions, we believe that California will remain an attractive market and that we are positioned to benefit from the growing wave of infrastructure spending being appropriated at the federal, state, and local levels.

Competitive Strengths

We believe that our competitive strengths in the heavy civil construction industry include the following:

Long and Successful Track Record of Infrastructure Construction. Through our 26 years of experience, we have developed efficient processes and controls that allow us to provide high-quality contracting services for bridges, water/wastewater treatment facilities, dams, transit & rail, highways & roadways, ports, and airports. Our expertise, coupled with strong underlying market dynamics, has helped us become a market leader in California. Customers increasingly require that bidders for heavy civil infrastructure projects have a strong history of contract performance, which we believe positions us well to compete for the anticipated wave of new projects in coming years.

Experienced Executive Team with Significant Ownership. Each member of our senior leadership team has over 25 years of industry experience, and our Chief Executive Officer, President, Executive Vice Presidents, and Chief Financial Officer have worked together for over 15 years. Since our present management team assumed leadership in 2001, revenues and equity have grown at a CAGR of 18.0% and 18.4%, respectively. Additionally, senior executives have significant ownership in the business and will own 34.0% after the consummation of this offering (31.5% if the underwriters exercise their over-allotment option in full).

Self-Performance of Contracts. We have self-performance capabilities in virtually all aspects of heavy civil construction. In particular, we believe that our in-house foundations, mechanical, and electrical capabilities set us apart from heavy civil contractors of our size. Our ability to self-perform makes us more competitive in the bid process, as we are able to confidently estimate the cost of each job package given our expertise and track record. These capabilities allow us to bid for more technically challenging projects, which are generally less competitive. In addition, our focus on self-performance allows us to capture profit margin that otherwise would be shared with subcontractors.

Consistent History of Managing Construction Projects and Contract Risk. Our long and successful track record in our markets provides us with an understanding of the various risks of infrastructure construction. We provide services predominantly pursuant to “fixed price” contracts, which, if properly managed, allow for better profit margin opportunities than “cost plus” contracts. We monitor and manage risk throughout a contract’s duration, including the bid process, pre-construction planning activities, and construction. Our project managers lead our estimating processes, and our senior management reviews all bid proposals prior to submission, thereby increasing accountability and an understanding of the financial and operating risks and opportunities of our contracts. We maintain a database of prior contract proposals and records from completed projects, such as raw material requirements and costs, labor requirements and costs, and equipment needs, enabling us to rely on our institutional knowledge when estimating project costs in developing new proposals.

Long-Term Relationships with Customers and Partners. Since our first major contract win with the City of San Francisco in 1990, we have developed strong relationships with the major California infrastructure owners, including Caltrans, LA MTA, BART, the VTA, the Port of Long Beach, the Port of Los Angeles, the City of San Francisco and the City and county of Los Angeles. In addition, we have formed joint venture relationships with many of the most prominent construction companies, including AECOM, Alstom SA, Balfour Beatty plc, Black & Veatch Corporation, Dragados S.A., Granite Construction Incorporated, Obayashi Corporation, PCL Construction, Skanska AB, and Tutor Perini Corporation, in order to compete for and win some of our largest contracts. These relationships have enabled us to achieve the rapid growth we have experienced since our founding and we believe they will facilitate continued growth in the future.

Entrepreneurial Culture with a Commitment to Talent Development. Consistent with our corporate motto “building the people and projects that improve America’s infrastructure,” our senior management team has instilled in our culture an emphasis on the professional development of each employee. We recruit many of our new employees from a network of approximately 25 college campuses, where we seek to identify candidates with a desire to develop as construction and engineering professionals and who have key intangible qualities in addition to academic credentials. We believe that our entrepreneurial culture and complex projects provide unique opportunities for our employees to grow within our organization. We also encourage our employees to take proactive steps to advance their development, which we believe has resulted in a larger percentage of our employees achieving the Professional Engineer designation relative to our competitors.

Growth Strategy

We have implemented the following strategies in order to drive growth in our business and, ultimately, to enhance shareholder value:

Continue to Grow in our California Markets. We operate in every major California market, including San Francisco, San Jose, the Central Valley, Los Angeles, Orange County, San Diego, and the Inland Empire. These markets are experiencing strong growth in infrastructure spending caused by factors such as growing populations, the need for new water resources, increased federally-funded highway construction, enhanced port and airport activity, and the installation of public transit systems. We will continue our efforts to increase our market share in these core markets. In addition, we will look to grow opportunistically into markets that we see as a natural expansion of our current operations, including power generation and industrial.

Develop Well-Resourced Teams to Bid Large Projects. As a result of deteriorating infrastructure as well as historical delays to project funding, we have observed that the size of projects we are evaluating and bidding continues to grow. In the past, we have bid and won large projects where our specialized capabilities aligned with the customer’s needs. Examples of such larger projects include the replacement of the Gerald Desmond Bridge, the Silicon Valley BART extension, the Eastside Light Rail Transit system, and the wind and seismic retrofit of the Golden Gate Bridge. We believe that the proceeds from this offering will give us the financial flexibility to pursue more large projects. By giving our bid teams both the human and financial resources necessary to evaluate and prudently compete for these large contracts, we believe that we will win an increasing share of these projects while maintaining favorable margins. As of September 30, 2015, we and our joint venture partners were actively engaged in bidding four opportunities with contract values between approximately $450 million and $1.2 billion.

Expand into Attractive New Geographies. Although we have traditionally focused on our core California markets, we have selectively sought projects in other Western states. We actively consider projects in other geographic markets, and we evaluate opportunities based on factors such as market size and growth dynamics, competition, the availability of qualified employees and compatibility of unique local requirements with our own expertise. We have been selective in our out-of-state bids to date, and are currently working on projects in Washington as well as preparing multiple bids on projects in Hawaii.

Independently Brand our Electrical and Foundation Businesses. We believe that our electrical and foundation capabilities are among the very best in our industry and are differentiators when we compete for complex, multi-faceted contracts. ENR estimates the national electrical and excavation & foundation markets to be $30 billion and $4.5 billion, respectively, with the potential for substantial growth in the future. By independently branding these operations, we believe that we will continue to support our heavy civil work while pursuing increased subcontracting work to create additional revenue streams. For example, there is a large subcontracting market for electrical and foundations outside heavy civil construction, such as building construction.

Vertically Integrate Aggregates through Madera Quarry Operations. We recently opened our premium hard rock quarry in Madera, California. Our quarry operations can support concrete and asphalt production with an initial permitted annual capacity of 900,000 tons of high quality granite aggregate. The quarry is strategically located near Fresno, which is one of California’s fastest growing communities and where our aggregates can be used in new residential construction. In addition, we believe that our production of aggregates will give us an advantage in bidding heavy civil contracts, particularly in roadwork. In the future, we plan to build asphalt facilities to work in conjunction with our quarry. This plan will allow us to market hot mixed asphalt concrete to the local market as well as give us an advantage with respect to future paving jobs that we self-perform in the region surrounding the quarry.

Strategically Pursue Acquisitions. After completion of this offering, we expect to periodically evaluate strategic acquisition opportunities that would enable us to enhance our capabilities, pursue complementary markets or enter new geographies where we do not have an existing track record. Although we are not engaged in negotiations and have no firm agreements for any material acquisitions at this time, we will evaluate acquisition opportunities as they may arise, in order to identify opportunities that would accelerate our growth.

Recent Developments

Our consolidated financial statements for the year ended December 31, 2015 are not yet available. Accordingly, the revenue for 2015 that we present below is projected and is subject to completion. As a result, this projection may differ from the actual results that will be reflected in our consolidated financial statements for such year when the financial statements are completed. The projected revenue for 2015 is based upon management estimates and is the responsibility of management. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this projected revenue and, accordingly, does not express an opinion or any other form of assurance on it. Subject to the foregoing, we project that our revenue for the year ended December 31, 2015 will be between $465 million and $475 million. In addition, management estimates that approximately $387 million of our current backlog will be recognized as revenue in the year ended December 31, 2016.

Selling Shareholders

The selling shareholders are officers, directors and employees of ours, including Paul Cocotis, our Chief Executive Officer and Chairman of the Board, Paul Camaur, our President, Jeffrey Lessman and Christian Fassari, each an Executive Vice President of ours, and Scott Fairgrieve, our Chief Financial Officer, Assistant Secretary and Treasurer. Many of our officers, directors and employees are shareholders and are selling a pro rata portion of their shares in this offering. For more information on the selling shareholders, including the selling shareholders’ beneficial ownership of our common stock before and after the offering, see “Principal and Selling Shareholders” beginning on page 76. Immediately following the completion of the offering, our officers and directors will own approximately 34.0% of our stock (31.5% if the underwriters exercise their over-allotment option in full).

Risks Affecting Us

Investing in our common stock involves risks. For a discussion of these risks and other considerations that could negatively affect us, including risks related to this offering and our common stock, see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” These risks include, among others:

•         If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

•         Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits and have a material adverse effect on our results of operations.

•         We operate primarily in California and adverse changes to the economy and business environment in the state has had an adverse effect on, and could continue to adversely affect, our operations, which could lead to lower revenues and reduced profitability.

•         Our ability to successfully win bids in a highly competitive marketplace.

•         The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce our revenues and profits and have a material adverse effect on our results of operations.

•         Government contracts generally have strict regulatory requirements and government contractors are subject to suspension or debarment from government contracting.

•         Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

•         Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

•         Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

•         An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

•         The percentage-of-completion method of accounting for contract revenues involved significant estimates which may result in material adjustments, which could result in a charge against our earnings.

•         Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings.

Corporate Information

Our principal executive offices are located at 8201 Edgewater Drive, Suite 202, Oakland, CA 94621, and our telephone number is (510) 777-5000. Our corporate website address is www.shimmick.com. The information contained on, or accessible from, our corporate website is not part of this prospectus and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our common stock.

Certain Corporate Matters

In connection with this offering, we will convert to a subchapter C corporation. As a result of this conversion, we will record a tax provision (estimated to be in excess of $5 million) to recognize deferred taxes. In addition, on December 7, 2015, we filed an amendment to our articles of incorporation, which effected, among other things, a 125.57-for-1 stock split with respect to our common stock. Furthermore, upon completion of this offering, we will terminate the buy/sell agreements to which each of our shareholders is a party. The buy/sell agreements provide for mandatory redemption of the shares of common stock held by our shareholders (each of whom is an officer, director or employee of ours) upon cessation of their service to us. Because we determined that our common stock is presently mandatorily redeemable in accordance with U.S. generally accepted accounting principles, or “GAAP,” the carrying value of our shares of common stock and the related retained earnings are treated as a long-term liability on our financial statements. Once the buy/sell agreements have been terminated upon completion of this offering, all of the presently outstanding common stock will be treated as shareholders’ equity under GAAP.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•         we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•         we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”;

•         we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•         we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•         we may elect to use an extended transition period for complying with new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the Securities and Exchange Commission, or the “SEC.”

We have irrevocably elected to take advantage of the extended transition period for new or revised accounting standards. This means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay adoption of the standard until it applies to private companies.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting and other requirements.

The Offering

Common stock offered by us	4,166,667 shares (4,791,667 shares if the underwriters exercise the over-allotment option in full).
Common stock offered by the selling shareholders	2,083,333 shares (2,395,833 shares if the underwriters exercise the over-allotment option in full).

Common stock to be outstanding after the offering	15,129,828 shares (15,754,828 shares if the underwriters exercise the over-allotment option in full).

Common stock beneficially owned by the selling shareholders after the offering	8,764,669 shares (8,452,169 shares if the underwriters exercise the over-allotment option in full).

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriters’ discounts and commissions and our estimated offering expenses, will be approximately $44.9 million. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling shareholders. However, certain of the selling shareholders will pay to us an aggregate of $2.9 million of the proceeds received by them in order to repay amounts loaned to them in connection with the acquisition of their shares. We also intend to use such funds for working capital and other general corporate purposes.

Over-allotment option

We and the selling shareholders have granted the underwriters a 30-day option to purchase a maximum of 937,500 additional shares of our common stock from us and the selling shareholders at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Risk factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” on page 12, before deciding whether to invest in our common stock.

Dividend policy

After the consummation of this offering, we do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business.

Proposed Nasdaq Global Market symbol for our common stock	SCCI

Except as otherwise indicated, all information in this prospectus:

•         gives effect to the 125.57-for-1 stock split with respect to our common stock that we effectuated on December 7, 2015;

•         gives effect to the filing of our amended and restated articles of incorporation and adoption of our amended and restated bylaws, which will occur prior to the effective date of the registration statement of which this prospectus is a part;

•         excludes shares (201,288 at September 30, 2015) issuable in connection with bonuses earned in 2014 upon achievement of certain vesting conditions; and

•         excludes 1,500,000 shares reserved for issuance pursuant to our Incentive Plan adopted in November 2015, or the “Incentive Plan.”

Summary Selected Consolidated Financial Data

The following table sets forth summary selected consolidated financial information as of the dates and for the periods represented, as well as (a) certain pro forma information that gives effect to the termination of the redemption rights of the holders of our common stock subject to mandatory redemption upon the closing of this offering and the 125.57-for-1 stock split with respect to our common stock effectuated on December 7, 2015, and (b) certain pro forma as adjusted information that gives further effect to the sale by us of 4,166,667 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The financial data as of and for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The financial data for the nine months ended September 30, 2014 and 2015 have been derived from our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. Our historical results are not necessarily indicative of the results to be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Amounts are in thousands, except per share data.

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(Unaudited)
Contract revenues	$285,893	$319,629	$219,594	$360,551
Cost of contract revenues	279,942	293,409	200,058	332,733
Gross profit	5,951	26,220	19,536	27,818
General and administrative expenses(1)	10,387	15,424	11,077	16,090
Income (loss) from operations	(4,436)	10,796	8,459	11,728
Equity (loss) in net earnings of affiliates	82	(188)	(34)	(160)
Other income (expense), net
Interest expense	(1,101)	(1,424)	(999)	(898)
Other	616	(76)	(336)	90
Total other expense, net	(485)	(1,500)	(1,335)	(808)
Net income (loss)(2)	(4,839)	9,108	7,090	10,760
Less/add: Net loss (income) attributable to noncontrolling interests	5,899	16	(157)	(3,340)
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420

EBITDA attributable to Shimmick Construction Company, Inc. – unaudited(4)	$9,037	$17,901	$12,899	$16,009

Pro forma net income per share attributable to Shimmick Construction Company, Inc. – unaudited(3):
Basic		$0.65	$0.49	$0.44
Diluted		$0.60	0.45	$0.41

Weighted average shares of common stock – unaudited(3):
Basic		10,409	10,408	10,423
Diluted		11,348	11,344	11,332

			As of September 30, 2015
	As of December 31, 2013	As of December 31, 2014	Actual	Pro Forma(5)	Pro Forma As Adjusted(6)(7)
Consolidated Balance Sheet Data:				(unaudited)
Cash and cash equivalents	$34,730	$40,248	$31,636	$31,636	$76,501
Working capital	37,248	43,578	49,941	49,941	94,806
Total assets	215,422	236,046	260,991	260,991	305,856
Long-term debt, net of current portion	32,924	24,115	26,640	26,640	26,640
Shimmick Construction Company, Inc. shares subject to mandatory redemption	57,191	63,063	68,632	—	—
Shimmick Construction Company, Inc. shareholders’ equity	—	—	—	68,632	113,497

____________

(1)      Includes stock-based compensation expense of $804,000 and $2.2 million recorded in the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively. See Notes 13 and 14 to our consolidated financial statements for a discussion of stock-based compensation expense recorded.

(2)      The Company has elected S Corporation status under which income and losses from the Company are included in the personal income tax returns of the shareholders. Consequently, the Company’s operating results do not include a material provision for income taxes. Upon its initial public offering, the Company intends to change its federal income tax status from S Corporation to C Corporation. In connection therewith, its statutory tax rate (U.S. federal and state taxes, net of federal benefit) will increase from 1.5% to approximately 40%. See Note 1 to our consolidated financial statements.

(3)      See Note 16 to our consolidated financial statements for an explanation of the method used to calculate our pro forma basic and diluted net income per share attributable to Shimmick Construction Company, Inc. and the pro forma weighted-average number of shares used in the computation of the pro forma per share amounts.

(4)      The term EBITDA is not defined under GAAP. We believe, however, that Company EBITDA is meaningful to our investors to enhance their understanding of our financial performance. We understand that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of Company EBITDA however, may not be comparable to similarly titled measures reported by other companies. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for net income calculated in accordance with GAAP. Further, the results presented by Company EBITDA cannot be achieved without incurring the costs that the measure excludes. As used in this prospectus, Company EBITDA is defined as net income attributable to Shimmick Construction Company, Inc. plus depreciation and amortization expense, stock-based compensation expense, operating lease expense on construction equipment, interest expense and taxes and other costs. The following table reconciles net income attributable to Shimmick Construction Company, Inc. (the closest GAAP financial measure) to Company EBITDA for the periods presented in this table and elsewhere in this prospectus.

Amounts in thousands	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(unaudited)
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420

Adjustments:
Depreciation and amortization	5,991	5,208	3,901	2,989
Stock-based compensation	—	804	240	2,162
Operating lease expense on construction equipment(8)	15	680	319	2,202
Interest expense	1,957	2,085	1,506	1,222
Taxes and other	14	—	—	14
EBITDA attributable to Shimmick Construction Company, Inc.	$9,037	$17,901	$12,899	$16,009

(5)      The pro forma column reflects the termination of the redemption rights of the holders of the common stock subject to mandatory redemption upon the closing of this offering and reflects the 125.57-for-1 stock split with respect to our common stock effectuated on December 7, 2015. The pro forma column does not reflect the repurchase by us on December 30, 2015 of an aggregate of 209,077 shares of common stock, at a purchase price of approximately $6.17 per share, or an aggregate of $1.3 million, from certain of our shareholders.

(6)      The pro forma as adjusted column further reflects the receipt of $44.9 million in net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(7)      Each $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders’ (deficit) equity by $3.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total pro forma shareholders’ equity by approximately $11.2 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same after deducting underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(8)      Operating lease expense associated with sale-leaseback transactions is described in Note 9 to our consolidated financial statements. Operating lease expense attributable to these sale/leaseback transactions is estimated to be approximately $2.5 million in 2016 and $2.3 million in 2017.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenues and backlog are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

•         on site conditions that differ from those assumed in the original bid or contract;

•         failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

•         contract or project modifications creating unanticipated costs not covered by change orders;

•         failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

•         delays in quickly identifying and taking measures to address issues which arise during contract execution;

•         changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

•         claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

•         difficulties in obtaining required governmental permits or approvals;

•         availability and skill level of workers in the geographic location of a project;

•         citations issued by any governmental authority, including the Occupational Safety and Health Administration;

•         unexpected labor conditions or work stoppages;

•         changes in applicable laws and regulations;

•         delays caused by weather conditions;

•         fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

•         mechanical problems with our machinery or equipment.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position.

Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for municipal road, bridge and water infrastructure construction. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us. Construction companies in the heavy civil market are reliant upon contracts with state transportation departments for a significant portion of their revenues.

See “Business — Our Markets” beginning on page 52 for a more detailed discussion of our markets and their funding sources.

We operate primarily in California and adverse changes to the economy and business environment in the state has had an adverse effect on, and could continue to adversely affect, our operations, which could lead to lower revenues and reduced profitability.

Because of our geographic concentration in California, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in the state, including natural or other disasters. The stagnant or depressed economy in California has in the past adversely affected, and could continue to adversely effect, our business and results of operations as well as the availability of state and local government funding.

We work in a highly competitive marketplace.

In the past, a majority of the contracts on which we bid were awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. For our design-build and other alternative methods of delivering projects, reputation, marketing efforts, quality of design and minimizing public inconvenience are also significant factors considered in awarding contracts, in addition to cost. Within our markets, we compete with many international, national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some may have greater financial and other resources than we do. In addition, there are a number of international and national companies in our industry that are larger than we are and that, if they so desire, could establish a presence in our markets and compete with us for contracts.

The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce our revenues and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

Government contracts generally have strict regulatory requirements.

A majority of our total revenues in 2014 was derived from contracts funded by federal, state and local government agencies and authorities. Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam (“whistle blower”) litigation brought by private individuals on behalf of the government under the False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Government contractors are subject to suspension or debarment from government contracting.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor’s willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our success depends upon the continuing contributions of certain key personnel, each of whom would be difficult to replace. If we were to lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results could suffer.

Our continuing success depends on the performance of our management team. We cannot guarantee the continued employment of any of our key executives who may choose to leave our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other reasons. We rely on the experience, efforts and abilities of these individuals, each of whom would be difficult to replace. We intend to enter into employment agreements with our key executives prior to the completion of this offering; however, the employment agreements will not guarantee their continued service to us.

Our success depends on attracting and retaining qualified personnel, joint venture partners and subcontractors in a competitive environment.

The success of our business is dependent on our ability to attract, develop and retain qualified personnel, joint venture partners, advisors and subcontractors. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive compensation packages, high-quality training programs and attractive work environments or to establish and maintain successful partnerships, our ability to profitably execute our work could be adversely impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all illegal immigrants who work for us. Our failure to identify illegal immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our operations, results of operations and financial condition.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenues and cash flow.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. While weather has historically had a minimal impact on our operation due to the concentration of our work in California, where the climate is generally temperate, weather could have an increasingly frequent or severe effect on our operation if general climatic changes occur or if we expand into other geographic regions that tend to experience more extreme weather conditions. Lengthy periods of wet or cold winter weather could interrupt construction, and this could lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. Extreme heat could prevent us from performing certain types of operations. Changes in weather conditions could cause delays and otherwise significantly affect our project costs. While revenues might be recovered following a period of bad weather, it would generally be impossible to recover the cost of inefficiencies, and significant periods of bad weather typically would reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability would negatively affect our results of operations.

Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

A substantial portion of our revenues and earnings is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a customer’s decision to not proceed with the development of a project, governmental approvals, financing contingencies, commodity prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a customer’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater or unusual risks or terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenues is generated from large projects, our results of operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions, such as prolonged or intense periods of rain, snow, storms or flooding; delays in receiving material and equipment from suppliers and services from subcontractors; and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our operating results for current and future periods until the affected contracts are completed.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

As part of our business, we are a party to joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these “Risk Factors” and on whether our joint venture partners satisfy their contractual obligations.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner’s shortfall. Furthermore, if we are unable to adequately address our partner’s performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project.

In connection with acquisitions, certain counterparties to joint venture arrangements, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint venture arrangements or not enter into new arrangements. Any termination of a joint venture arrangement could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding would limit the amount that we can bid on new contracts and could have a material adverse effect on our future revenues and business prospects.

We may be unable to identify and contract with qualified Disadvantaged Business Enterprise (“DBE”) contractors to perform as subcontractors.

Certain of our government agency projects contain minimum DBE participation clauses. If we subsequently fail to complete these projects with the minimum DBE participation, we may be held responsible for breach of contract, which may include restrictions on our ability to bid on future projects as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build is increasingly being used as a method of project delivery as it provides the customer with a single point of responsibility for both design and construction. We normally subcontract design responsibility to architectural and engineering firms, although on rare occasions we perform the designs in-house. In the event of a design error or omission by a subcontractor or by us causing damages, there is risk that we, the subcontractor or the respective professional liability insurance or errors and omissions insurance would not be able to absorb the liability. Any liabilities resulting from an asserted design defect with respect to our construction projects may have a material adverse effect on our financial position, results of operations and cash flows.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2014, we had three customers that each accounted for over 10% of our total revenues, for an aggregate of 52% of our total revenues. Similarly, our backlog frequently reflects multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Strikes or work stoppages could have a negative impact on our operations and results.

We are party to collective bargaining agreements covering a majority of our craft workforce. Although strikes, work stoppages and other labor disputes have not had a significant impact on our operations or results in the past, such labor actions, or an inability to renew the collective bargaining agreements, could have a significant impact on our operations and results if they occur in the future.

Our dependence on subcontractors and suppliers of materials (including petroleum-based products) could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We also rely on third-party suppliers to provide most of the materials (including aggregates, cement, asphalt, concrete, steel, pipe, oil and fuel) for our contracts. Even though we will produce aggregates and asphalt at our quarry and processing plant in Madera, California, due to the cost of transportation, we would only use these materials on projects we perform in the surrounding region. As we currently have no projects in this region, we expect to sell substantially all of the materials we produce to other construction contractors and to satisfy our own requirements for aggregates and asphalt through purchases from suppliers.

We generally do not bid on contracts unless we have commitments from suppliers for the materials and subcontractors for certain of the services required to complete the contract and at prices that we have included in our bid (except in some instances for trucking arrangements). Thus, to the extent that we cannot obtain commitments from our suppliers for materials and subcontractors for certain of the services, our ability to bid for contracts may be impaired. In addition, if a supplier or subcontractor is unable to deliver materials or services according to the negotiated terms of a supply/services agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials/services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

Our failure to adequately collect for extra or change order work or recover on claims brought by us against customers or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.

In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These situations may occur due to changes in the initial project scope. Our contracts often require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These situations also may occur due to other matters, such as delays, which may result in additional costs. Our attempts to collect for additional costs generally are subject to protracted negotiations. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when and the terms upon which these claims will be fully resolved. These matters ultimately may not be settled to our satisfaction. When these types of events occur, we use working capital in projects to promptly and fully cover cost overruns pending the resolution of the relevant claims. This period of time may be lengthy for project changes, even when the customer agrees to pay for the extra work, as a result of the customer’s approval process. A failure to recover in these types of situations promptly and fully could have a negative impact on our liquidity and results of operations. In addition, while clients and subcontractors may be obligated to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

For example, one of our joint ventures currently is involved in litigation relating to the San Vicente Dam raise project. For more information about these proceedings, see “Business — Legal Proceedings” beginning on page 66.

Our operations are subject to hazards that may cause personal injury or property damage. Failure to maintain safe work sites could subject us to liabilities and possible losses, which may not be covered by insurance.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We maintain general liability and excess liability insurance, workers’ compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Unavailability of insurance coverage could have a negative effect on our operations and results.

We maintain insurance coverage as part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in most of our construction contracts. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future, and our inability to obtain such coverage could have an adverse impact on our ability to procure new work, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

We may not be able to consummate and effectively integrate future acquisitions, if any.

We may from time to time opportunistically engage in strategic acquisitions if we determine that they will provide future financial and operational benefits. Successful completion of any strategic transaction depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. In addition, our ability to effectively integrate any potential acquisition into our existing business and culture may not be successful, which could jeopardize future operational performance for the combined businesses. The exploration, negotiation, and consummation of acquisitions may involve significant expenditures by us, which may adversely affect our results of operations at the time such expenses are incurred. We may not be able to successfully negotiate and complete a specific acquisition. In addition, any acquisition may not be accretive to us for a period of time which may be significant following the completion of such acquisition.

From time to time, we are involved in litigation proceedings, potential liability claims and contract disputes which may reduce our profits.

We may be subject to a variety of legal proceedings, liability claims or contract disputes. We engage in engineering and construction activities where design, construction or systems failures can result in substantial injury or damage. In addition, the nature of our business results in customers, subcontractors and suppliers occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. In proceedings when it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, and reduce our cash available for operations. In other legal proceedings, liability claims or contract disputes, we may be covered by indemnification agreements which may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. If we were to receive an unfavorable ruling in a matter, our business and results of operations could be materially harmed. In addition, litigation and other proceedings may take up management’s time and attention and take away from the time they are able to devote to other matters.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

A significant portion of our contracts is built with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

Accounting for our revenues and costs involves significant estimates.

As further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Estimates,” accounting for our contract-related revenues and costs, as well as other expenses, requires management to make a variety of significant estimates and assumptions. Although we believe we have sufficient experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenue and profit. Such changes could have a material adverse effect on our financial position and results of operations.

The percentage-of-completion method of accounting for contract revenues involved significant estimates which may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenues using the percentage-of-completion method. Under this method, estimated contract revenues are recognized by applying the percentage of completion of the project for the period to the total estimated revenues for the contract. Estimated contract losses are recognized in full when determined. Total contract revenues and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments based upon the percentage of completion are reflected in contract revenues in the period when these estimates are revised. To the extent that these adjustments result in an increase or a reduction in or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, as applicable. Such credits or charges could be material and could cause our results to fluctuate materially from period to period.

Accounting for our contract related revenues and costs, as well as other expenses, require management to make a variety of significant estimates and assumptions. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenue and profit. Such changes could have a material adverse effect on our financial position and results of operations.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our aggregate quarry in Madera, California could subject us to costs and liabilities. As owner and operator of the quarry, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the quarry. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Recent healthcare legislation may increase our costs and reduce our future profitability.

In 2012, the United States Supreme Court upheld the majority of the provisions in the Patient Protection and Affordable Care Act (the “Act”). The Act places requirements on employers to provide a minimum level of benefits to employees and assesses penalties on employers if the benefits do not meet the required minimum level or if the cost of coverage to employees exceeds affordability thresholds specified in the Act. The minimum benefits and affordability requirements took effect in 2015. The Act also imposes an excise tax beginning in 2018 on plans whose average cost exceeds specified amounts. Although our initial assessment indicates that the provisions in the Act will not have a material adverse impact to our financial position, results of operations, cash flows and liquidity, it is difficult to predict the financial and operational impacts due to the breadth and complexity of this legislation.

Force majeure events, including natural disasters and terrorists’ actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as terrorist actions, could negatively impact the economies in which we operate. We often negotiate contract language where we are allowed certain relief from force majeure events in private client contracts and review and attempt to mitigate force majeure events in both public and private client contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a negative impact on our financial position, results of operations, cash flows and liquidity.

A change in tax laws or regulations of any federal, state or international jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our financial position, results of operations, cash flows and liquidity.

We continue to assess the impact of various U.S. federal, state and international legislative proposals that could result in a material increase to our U.S. federal, state and/or international taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our financial position, results of operations, cash flows and liquidity.

Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings.

We cannot guarantee that the revenues projected in our contract backlog will be realized or, if realized, will be profitable. Projects reflected in our contract backlog may be affected by project cancellations, scope adjustments, time extensions or other changes. Such changes may adversely affect the revenue and profit we ultimately realize on these projects.

Deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations.

To the extent that Congress is unable to lower United States debt substantially, a decrease in federal spending could result, which could negatively impact the ability of government agencies to fund existing or new infrastructure projects. In addition, such actions could have a material adverse effect on the financial markets and economic conditions in the United States as well as throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our acquisition strategy. Deterioration in general economic activity and infrastructure spending or Congress’ deficit reduction measures could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Rising inflation and/or interest rates could have an adverse effect on our business, financial condition and results of operations.

Economic factors, including inflation and fluctuations in interest rates, could have a negative impact on our business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Certain of our principal shareholders will be able to exert substantial influence.

Following this offering, members of our management will beneficially own approximately 34.0% of our outstanding shares of common stock (31.5% if the underwriters exercise their over-allotment option in full). As a result, they could exert considerable influence over the outcome of any corporate matter submitted to our shareholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any shareholders in favor of a matter that is opposed by members of our management would have to obtain a significant number of votes to overrule their votes. See “Principal and Selling Shareholders.”

We may be required to make significant future contributions to multiemployer pension plans in which we participate.

We participate in various multiemployer pension plans in the United States under union agreements that generally provide defined benefits to employees covered by collective bargaining agreements. Our contributions to multiemployer plans were approximately $4.9 million and $3.7 million for the fiscal years ended December 31, 2013 and 2014, respectively, and $7.0 million for the nine months ended September 30, 2015. Absent an applicable exemption, a contributor to a U.S. multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of the plan’s underfunded vested liability. Funding requirements for benefit obligations of these multiemployer pension plans are subject to certain regulatory requirements, and we may be required to make cash contributions that may be material to one or more of these plans to satisfy certain underfunded benefit obligations. As of September 30, 2015, we recorded no liability for underfunding of multiemployer pension plans in which we participate, as no events triggering our obligation to make contributions for such underfunding were deemed probable to occur.

Failure to remain in compliance with covenants under our debt and credit agreements or service our indebtedness could adversely impact our business.

We have a line of credit for $18,000,000 from a commercial bank, under which we had no outstanding borrowings as of September 30, 2015, and we also have certain other outstanding long-term debt obligations in the aggregate amount of approximately $29.5 million as of September 30, 2015. See Note 12 of the consolidated financial statements included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities.” The applicable agreements for our line of credit and other debt obligations include certain debt covenants, including, in the case of the line of credit, certain financial covenants. Our failure to comply with any of these covenants, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the applicable agreements. Under certain circumstances, the occurrence of an event of default under one of these agreements (or the acceleration of the maturity of the indebtedness under one of these agreements) may constitute an event of default under one or more of our other debt agreements. Default under our debt agreements could result in, among other things, our no longer being entitled to borrow under one or more of the agreements, acceleration of the maturity of outstanding indebtedness under the agreements and/or foreclosure on any collateral securing the obligations under the agreements. If we are unable to service our debt obligations, or if we are unable to comply with our financial or other debt covenants, and our indebtedness becomes immediately due and payable, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could cause holders of our securities to experience a partial or total loss of their investment in us.

At December 31, 2014, we were not in compliance with the maximum debt-to-tangible-net-worth ratio covenant of 1.50 in the agreement for our line of credit. In May 2015, we obtained a waiver for the non-compliance and the maximum debt-to-tangible-net-worth ratio covenant was increased from 1.50 to 2.50. We were in compliance with the financial covenants required under our line of credit as of September 30, 2015 and we anticipate that we will be able to meet such financial covenants going forward. However, there can be no assurance that we will be able to do so, or that we will be able to obtain waivers should we fail to comply in the future.

We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations.

We rely on information technology, or “IT,” systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information maintained on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

Because we may have issued equity awards in violation of state securities laws, we may be required to repurchase those securities and incur other costs.

Prior to completing this offering, as a private company, we are entitled to rely on the exemption from registration provided by Rule 701 under the Securities Act for the issuance of shares of our common stock to our employees, officers and directors pursuant to written compensatory benefit plans. In May 2015, in reliance on this exemption, we granted 209,450 shares of our common stock to certain of our officers and employees who were residents of California in payment of bonuses with total approximate value of $1.6 million on the date of grant. The shares will be issued upon the achievement of certain vesting conditions. While the California securities laws contain an exemption from qualification similar to Rule 701, in order to qualify for this exemption, the compensatory benefit plan governing such issuances is required to include certain specified provisions. The plan under which we granted the shares of common stock in May 2015 did not contain the required provisions. Although we subsequently amended the plan to include these provisions, it is possible that the officers and employees participating in the plan could assert that the issuances of the shares of common stock to them violated California securities laws and are subject to rescission. In the event the officers and employees are entitled to, and elect to, rescind such issuances, our aggregate liability for the repurchase of such shares, including statutory interest to date, could be up to $1.3 million.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We have applied to have our common stock listed on the Nasdaq Global Market of The NASDAQ Stock Market, or “Nasdaq,” but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters based on numerous factors, including the information set forth in this prospectus, our prospects and the prospects of our industry, an assessment of our management, our prospects for future earnings, the general condition of the securities markets, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure you that the initial public offer price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•         significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

•         delays between our capital investments and the generation of revenues from those investments;

•         changes in the mix of projects in which we are engaged during any period;

•         announcements of new contracts or service offerings by us or our competitors;

•         market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;

•         changes in regulatory policies or tax guidelines;

•         changes or perceived changes in earnings or variations in operating results;

•         any shortfall in revenues or net income or any increase in losses from levels expected by investors or securities analysts; and

•         general economic trends and other external factors.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $4.22 per share because the price that you pay will be greater than the pro forma net asset value per share of the common stock you acquire. This dilution is in large part due to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You may experience additional dilution if we issue shares of our common stock under our Incentive Plan or any other equity incentive plan, or we otherwise issue additional shares of our common stock at a price below the initial public offering price. For more information, see “Dilution” beginning on page 32.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors, our executive officers or their affiliates, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our shareholders might sell our shares could also depress the market price of our shares. Substantially all of our existing shareholders prior to this offering, including all of the selling shareholders, are subject to lock-up agreements with the underwriters that restrict their ability to transfer their shares for at least 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, an additional 8,764,669 of our shares will be eligible for sale in the public market (8,452,169 if the underwriters exercise their over-allotment option in full). The market price of our shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell their shares into the market. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so. See “Shares Eligible for Future Sale” beginning on page 82.

Raising additional capital by issuing securities may cause dilution to our shareholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

•         the capital requirements for current and potential projects;

•         the extent to which we invest in additional or replacement equipment;

•         the extent to which we acquire businesses or enter into joint ventures or other strategic relationships; and

•         the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or equity-linked securities, we will reduce the percentage ownership of our then-existing shareholders, and the holders of those newly-issued equity or equity-linked securities may have rights, preferences, or privileges senior to those possessed by our then-existing shareholders. Moreover, the existence of a substantial number of additional shares of common stock or other equity or equity-linked securities available for sale in the public market as a result of any such future capital raises could depress the market price of our common stock and impair our ability to conduct subsequent capital raises through the sale of further equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity or equity-linked securities would have on the market price of our common stock.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose shares are listed on the Nasdaq Global Market, we will incur accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements of the Securities and Exchange Act of 1934, as amended, or the “Exchange Act.” We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and will make some activities more time-consuming and costly. Furthermore, compliance with these rules will require a substantial investment of management’s time, and this investment may result in a diversion of management’s time and attention from revenue-generating activities. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, creating additional legal and financial compliance costs and requiring additional investment of management’s time. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We may take advantage of these exemptions from various reporting and other requirements until we are no longer an emerging growth company. We may remain an emerging growth company for up to five years. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 6.

Although we previously have paid cash dividends on our common stock, and may declare or pay additional cash dividends prior to the completion of this offering, we do not anticipate paying any cash dividends in the foreseeable future after this offering. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

Due to our status as a subchapter S corporation, we previously have paid cash dividends on our common stock, and may declare or pay additional cash dividends prior to the completion of this offering, primarily to fund our shareholders’ tax obligations related to their ownership of our common stock. In connection with this offering, we will elect to convert to a subchapter C corporation and, thereafter, the obligation to pay taxes on our profits will no longer be passed through to our shareholders. After this offering, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors’ sole source of gain for the foreseeable future.

We intend to take advantage of the reduced disclosure requirements applicable to “emerging growth companies,” which may make our common stock less attractive to investors and our trading price more volatile.

The JOBS Act provides that, so long as a company qualifies as an emerging growth company, it will, among other things:

•         be required to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•         be exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•         be permitted to provide less extensive disclosure about our executive compensation arrangements;

•         be exempt from the requirement to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•         be permitted to use an extended transition period for complying with new or revised accounting standards.

A company may continue to be an emerging growth company for up to five years or such earlier time that it has more than $1.0 billion in annual revenue or more than $700 million in market value of its common equity held by non-affiliates, or it issues more than $1.0 billion of non-convertible debt over a three-year period.

We currently utilize and intend to continue to utilize certain of the exemptions described above for so long as we are an emerging growth company. For instance, we have elected to take advantage of an extended transition period for any new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the SEC, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay adoption of the standard until it applies to private companies. This may make a comparison of our financial statements with any other public company that is either not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult, as different or revised standards may be used. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 6.

If some investors find our common stock less attractive as a result of our election to utilize the exemptions provided under the JOBS Act for emerging growth companies, there may be a less active trading market for our common stock and our stock price may be more volatile and could decline.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to an emerging growth company that is listed on an exchange for the first time, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

After the completion of this offering, we will become subject to Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and report on the effectiveness of our internal controls over financial reporting. Although we will be required to disclose significant changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first report on the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC.

We will need to prepare for initial compliance with Section 404(a) of the Sarbanes-Oxley Act by testing, assessing and, as necessary, strengthening our system of internal controls. Even after our initial assessment and report, we will need to test, assess and, as necessary, strengthen our internal controls on an annual basis. Furthermore, as our business continues to grow, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. This process is complicated and time-consuming, and may divert management’s attention from revenue-generating activities. Assuming that we continue to qualify as an emerging growth company for the next five years, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which requires a registered independent accounting firm to attest to and report on management’s assessment of its internal control over financial reporting, until we file our annual report for 2021 with the SEC. If we become subject to Section 404(b) of the Sarbanes-Oxley Act, we will incur additional expense in order to obtain the required attestation report.

Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. In this regard, we determined that it was necessary to restate our audited consolidated financial statements for the year ended 2014 in order to correct errors in the accounting of certain stock-based compensation expense. We also determined that there was an error with respect to the period in which we recorded certain other income, which affected quarterly financial information previously filed by us, but did not affect our annual consolidated financial statements. We believe that these errors were due to a material weakness in our internal control over financial reporting. We plan to remediate this material weakness by retaining additional internal and/or external resources with the requisite experience. However, if we cannot successfully remediate this material weakness and we are unsuccessful in maintaining an effective internal control environment due to this material weakness or other material weaknesses or significant deficiencies that may be identified in the future, investor confidence in our financial results may weaken, and our share price may suffer.

Provisions in our charter documents and California law may inhibit a takeover, which could adversely affect the value of our common stock.

Our articles of incorporation and bylaws as proposed to be in effect upon consummation of the offering and California law contain provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our shareholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See “Description of Capital Stock” beginning on page 79.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This prospectus contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include, but are not limited to, projections and estimates concerning the timing and success of specific projects and our future revenues, income and capital spending. Our forward looking statements are generally accompanied by words such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “predict,” “believe,” “anticipate,” “potential,” “plan,” “goal” or other words that convey future events or outcomes. The forward looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

•         the impact of our fixed price contracts;

•         changes in government funding of infrastructure projects;

•         our limited geographic diversity;

•         the cancellation of government contracts;

•         the impact of loss of key management;

•         the availability of qualified personnel, joint venture partners and subcontractors;

•         adverse weather conditions;

•         the timing of awards;

•         liabilities under joint venture agreements;

•         our inability to obtain bonding;

•         our limited number of customers;

•         labor relations;

•         dependence on subcontractors and suppliers of materials, including petroleum-based products;

•         liabilities under environmental laws and other regulatory matters;

•         the effect of litigation and contingencies;

•         adjustments in our contract backlog;

•         the adequacy of sources of liquidity; and

•         expectations regarding demand for our services, operating revenues, operating expenses, interest expenses, debt levels, and other matters with regard to outlook.

These and other important factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this prospectus. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ from these forward looking statements.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus includes our trademarks, service marks and trade names, such as “Shimmick Construction Company” and our “S” logo. While such marks and trade names are not registered, they are protected under certain applicable intellectual property laws and are the property of Shimmick Construction Company, Inc. and our subsidiaries. Solely for convenience, marks and trade names referred to in this prospectus may appear without the ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $44.9 million (or $51.9 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and our estimated offering expenses of approximately $5.1 million (or approximately $5.6 million if the underwriters exercise their over-allotment option in full). This estimate assumes a public offering price of $12.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus. We intend to use the net proceeds of this offering for working capital and other general corporate purposes; however, we do not currently have any specific uses for the net proceeds planned. In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

We will not receive any of the proceeds from any sale of shares of our common stock by the selling shareholders, although we will bear the costs, other than the underwriting discounts and commissions, associated with the sale of these shares. However, certain of the selling shareholders will pay to us an aggregate of $2.9 million of the proceeds received by them ($3.0 million if the underwriters exercise their over-allotment option in full) in order to repay amounts loaned to them in connection with the acquisition of their shares. We also intend to use such funds for working capital and other general corporate purposes. The selling shareholders acquired the shares subject to the loans pursuant to an employee stock purchase program in reliance on Rule 701 under the Securities Act of 1933, as amended. The notes evidencing the loans bear interest at rates based on LIBOR ranging between 2.01% and 4.65%, are payable in full upon maturity and are secured by all of the shares of our common stock owned by the selling shareholder.

For additional information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DIVIDENDS AND DIVIDEND POLICY

Historically, due to our status as a subchapter S corporation, we have periodically distributed to our shareholders a portion of our prior year’s taxable income. During fiscal years 2013 and 2014 and the nine months ended September 30, 2015, we paid distributions of $200,000, $1,350,000 and $3,700,000, respectively, as follows:

Date	Approximate Amount Per Share(1)	Total Dividend
April 10, 2013	$0.01	$200,000
September 10, 2014	$0.05	$750,000
December 10, 2014	$0.04	$600,000
January 10, 2015	$0.12	$1,700,000	(2)
June 10, 2015	$0.07	$1,000,000
September 10, 2015	$0.07	$1,000,000

____________

(1)      After giving effect to the 125.57-for-1 stock split.

(2)      Declared in the year ended December 31, 2014.

We made such distributions primarily to fund our shareholders’ tax obligations related to their ownership of our common stock. In connection with this offering, we will elect to convert from a subchapter S corporation to a subchapter C corporation. We expect to make additional distributions to our shareholders of approximately $4 million prior to the consummation of this offering to fund their tax obligations through the effective date of such election.

After the consummation of this offering, we do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of September 30, 2015, after giving effect to the 125.57-for-1 stock split with respect to our common stock effectuated on December 7, 2015:

•         on an actual basis;

•         on a pro forma basis to reflect the termination of the redemption rights of the holders of our common stock subject to mandatory redemption and the authorization of preferred stock upon the closing of this offering; and

•         on a pro forma as adjusted basis, to give further effect to the sale by us of 4,166,667 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in thousands, except per share data.

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
Cash and cash equivalents	$31,636	$31,636	$76,501

Long-term debt, net of current portion	$26,640	$26,640	$26,640

Shimmick Construction Company, Inc. shares subject to mandatory redemption	68,632	—	—

Shimmick Construction Company, Inc. shareholders’ equity:
Preferred stock, $0.0001 par value, 5,000 shares authorized; no actual, pro forma or pro forma as adjusted shares issued and outstanding	—	—	—
Common stock, $0.0001 par value, 100,000 shares authorized; 10,424 actual and pro forma shares issued and outstanding; 14,590 pro forma as adjusted shares issued and outstanding(2)	—	1	1
Additional paid-in capital	—	68,631	113,496
Total Shimmick Construction Company, Inc. shareholders’ equity	—	68,632	113,497
Total capitalization	$95,272	$95,272	$140,137

____________

(1)      Each $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by $3.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, shareholders’ equity and total capitalization by approximately $11.2 million, assuming the assumed initial public offering price per share remains the same, and after deducting underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)      Pro forma and pro forma as adjusted data exclude 748,522 shares of common stock issued in connection with notes receivable from shareholders. Pro forma and pro forma as adjusted data also do not give effect to the repurchase by us on December 30, 2015 of an aggregate of 209,077 shares of common stock, at a purchase price of approximately $6.17 per share, or an aggregate of $1.3 million, from certain of our shareholders.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our pro forma net tangible book value of our common stock as of September 30, 2015 was $68.6 million, or $6.58 per share, based on the number of shares of our common stock outstanding as of September 30, 2015 and after giving effect to (i) the termination of the redemption rights of the holders of our common stock subject to mandatory redemption upon the closing of this offering and (ii) the 125.57-for-1 stock split with respect to our common stock effectuated on December 7, 2015. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, excluding 748,522 shares of our common stock issued in connection with notes receivable from shareholders and after giving effect to the termination of the mandatory redemption rights of our shareholders upon the closing of this offering. The pro forma net tangible book value and pro forma net tangible book value per share do not give effect to the repurchase by us on December 30, 2015 of an aggregate of 209,077 shares of common stock, at a purchase price of approximately $6.17 per share, or an aggregate of $1.3 million, from certain of our shareholders.

After giving effect to the receipt of the net proceeds from our sale of 4,166,667 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2015, would have been $113.5 million, or $7.78 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.20 per share to our existing shareholders and an immediate dilution of $4.22 per share to investors purchasing common stock in this offering.

We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the initial public offering price paid by the new investor. The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price per share		$12.00
Pro forma net tangible book value per share as of September 30, 2015	$6.58
Increase in pro forma net tangible book value per share attributable to new investors in this offering	1.20
Pro forma as adjusted net tangible book value per share after this offering		7.78
Dilution in net tangible book value per share to new investors in this offering		$4.22

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.27 per share and the dilution to new investors by $0.73 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $0.22 per share and the dilution to new investors by $0.22 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $7.92 per share, representing an immediate increase to existing shareholders of $1.33 per share, and immediate dilution to new investors in this offering of $4.08 per share.

The following table summarizes, as of September 30, 2015, on the pro forma as adjusted basis described above:

•         the total number of shares of common stock purchased from us by our existing shareholders after giving effect to the 125.57-for-1 stock split with respect to our common stock and by new investors purchasing shares in this offering;

•         the total consideration paid to us by our existing shareholders and by new investors purchasing common stock in this offering, assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•         the average price per share paid by existing shareholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	10,423,716	71.4%	$16,554,000	24.9%	$1.59
New investors	4,166,667	28.6%	50,000,000	75.1%	12.00
Total	14,590,383	100.0%	$66,554,000	100.0%	$4.56

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) total consideration paid by new investors by $4.2 million and increase (decrease) the total consideration paid to us by new investors by 1.5%, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the number of shares held and the percentage of total consideration paid by the existing shareholders after this offering would be reduced to 69.1% and 22.4%, respectively, and the number of shares held and the percentage of total consideration paid by new investors would increase to 30.9% and 77.6%, respectively.

The foregoing calculations exclude 748,522 common shares issued in connection with notes receivable from shareholders and all shares reserved for future issuance pursuant to our Incentive Plan, and such calculations assume no shares of common stock subject to mandatory redemption as of September 30, 2015. The foregoing calculations do not give effect to the repurchase by us on December 30, 2015 of an aggregate of 209,077 shares of common stock, at a purchase price of approximately $6.17 per share, or an aggregate of $1.3 million, from certain of our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth summary selected consolidated financial information as of the dates and for the periods represented, as well as certain pro forma information that gives effect to the termination of the redemption rights of the holders of our common stock subject to mandatory redemption upon the closing of this offering and gives effect to the 125.57-for-1 stock split with respect to our common stock effectuated on December 7, 2015.

The financial data as of and for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The financial data for the nine months ended September 30, 2014 and 2015 have been derived from our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. Our historical results are not necessarily indicative of the results to be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Amounts are in thousands, except per share data.

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(Unaudited)
Contract revenues	$285,893	$319,629	$219,594	$360,551
Cost of contract revenues	279,942	293,409	200,058	332,733
Gross profit	5,951	26,220	19,536	27,818
General and administrative expenses(1)	10,387	15,424	11,077	16,090
Income (loss) from operations	(4,436)	10,796	8,459	11,728
Equity (loss) in net earnings of affiliates	82	(188)	(34)	(160)
Other income (expense), net
Interest expense	(1,101)	(1,424)	(999)	(898)
Other	616	(76)	(336)	90
Total other expense, net	(485)	(1,500)	(1,335)	(808)
Net income (loss)(2)	(4,839)	9,108	7,090	10,760
Less/add: Net loss (income) attributable to noncontrolling interests	5,899	16	(157)	(3,340)
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420
EBITDA attributable to Shimmick Construction Company, Inc. – unaudited(4)	$9,037	$17,901	$12,899	$16,009

Pro forma net income per share attributable to Shimmick Construction Company, Inc. – unaudited(3):
Basic		$0.65	$0.49	$0.44
Diluted		$0.60	$0.45	$0.41

Weighted average shares of common stock – unaudited(3):
Basic		10,409	10,408	10,423
Diluted		11,348	11,344	11,332

	As of December 31,		As of September 30, 2015
	2013	2014	Actual	Pro Forma(5)
Consolidated Balance Sheet Data:			(unaudited)
Cash and cash equivalents	$34,730	$40,248	$31,636	$31,636
Working capital	37,248	43,578	49,941	49,941
Total assets	215,422	236,046	260,991	260,991
Long-term debt, net of current portion	32,924	24,115	26,640	26,640
Shimmick Construction Company, Inc. shares subject to mandatory redemption	57,191	63,063	68,632	—
Shimmick Construction Company, Inc. shareholders’ equity	—	—	—	68,632

____________

(1)      Includes stock-based compensation expense of $804,000, $240,000 and $2.2 million recorded in the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015, respectively. See Notes 13 and 14 to our consolidated financial statements for a discussion of stock-based compensation expense recorded.

(2)      The Company has elected S Corporation status under which income and losses from the Company are included in the personal income tax returns of the shareholders. Consequently, the Company’s operating results do not include a material provision for income taxes. Upon its initial public offering, the Company intends to change its federal income tax status from S Corporation to C Corporation. In connection therewith, its statutory tax rate (U.S. federal and state taxes, net of federal benefit) will increase from 1.5% to approximately 40%. See Note 1 to our consolidated financial statements.

(3)      See Note 16 to our consolidated financial statements for an explanation of the method used to calculate our pro forma basic and diluted net income per share attributable to Shimmick Construction Company, Inc. and the pro forma weighted-average number of shares used in the computation of the pro forma per share amounts.

(4)      The term EBITDA is not defined under GAAP. We believe, however, that Company EBITDA is meaningful to our investors to enhance their understanding of our financial performance. We understand that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of Company EBITDA, however, may not be comparable to similarly titled measures reported by other companies. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for net income calculated in accordance with GAAP. Further, the results presented by Company EBITDA cannot be achieved without incurring the costs that the measure excludes. As used in this prospectus, Company EBITDA is defined as net income attributable to Shimmick Construction Company, Inc. plus depreciation and amortization expense, stock-based compensation expense, operating lease expense on construction equipment, interest expense and taxes and other costs. The following table reconciles net income attributable to Shimmick Construction Company, Inc. (the closest GAAP financial measure) to Company EBITDA for the periods presented in this table and elsewhere in this prospectus.

Amounts in thousands	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(unaudited)
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420

Adjustments:
Depreciation and amortization	5,991	5,208	3,901	2,989
Stock-based compensation	—	804	240	2,162
Operating lease expense on construction equipment(6)	15	680	319	2,202
Interest expense	1,957	2,085	1,506	1,222
Taxes and other	14	—	—	14
EBITDA attributable to Shimmick Construction Company, Inc.	$9,037	$17,901	$12,899	$16,009

 (5)    The pro forma column reflects the termination of the redemption rights of the holders of the Company’s common stock subject to mandatory redemption upon the closing of this offering and reflects the 125.57-for-1 stock split with respect to our common stock effectuated on December 7, 2015. The pro forma column does not reflect the repurchase by us on December 30, 2015 of an aggregate of 209,077 shares of common stock, at a purchase price of approximately $6.17 per share, or an aggregate of $1.3 million, from certain of our shareholders.

(6)      Operating lease expense associated with sale-leaseback transactions is described in Note 9 to our consolidated financial statements. Operating lease expense attributable to these sale/leaseback transactions is estimated to be approximately $2.5 million in 2016 and $2.3 million in 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described under “Cautionary Statements Regarding Forward Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward looking statements.

Overview

We are a leading heavy civil construction company offering general construction, construction management, and design-build services to federal, state, and local public agencies and private customers in California and the Western United States. We possess the in-house capabilities necessary to self-perform nearly all aspects of heavy civil construction — structural, foundations, utilities, mechanical, and electrical — which enables us to compete for large, technical projects and differentiates us from many of our competitors. Since our present executive team assumed leadership in 2001, we and our joint venture partners have been awarded over $5 billion worth of complex critical public infrastructure projects, including bridges, water/wastewater treatment facilities, dams, transit & rail, highways & roadways, ports, and airports. The portion of these projects allocable to us was over $3.4 billion. Since 2001, we have achieved a revenue compound annual growth rate (CAGR) of approximately 18.0%. Several long-term trends in our geographic markets, including population growth and the deterioration of existing infrastructure, have resulted in a renewed focus on infrastructure development and funding in California and the Western states. As a result of our growth and this renewed focus, the number and size of contracts in our bidding pipeline has significantly increased. We and our joint venture partners have a project pipeline of approximately $12 billion, of which we and our joint venture partners are actively engaged in bidding approximately $4 billion. The portion of such amounts allocable to us is approximately $8.3 billion and $2.2 billion, respectively. We believe that we are ideally positioned to benefit from increased investment now and in the future.

Within the heavy civil construction industry, we have observed a trend toward larger and more complex infrastructure projects. Since our founding in 1990, our growth has been fueled by the increasing scale and scope of these projects, and we and our joint venture partners have successfully won and performed work on contracts with values ranging up to $800 million. With the proceeds of this offering, we believe that we will have the financial flexibility to pursue an increasing share of these large contracts. For the largest projects, responsibilities and risk are typically shared among multiple contractors, and we believe that we will benefit from our history of partnering with other industry leaders. We have similarly strong relationships with top design firms. As the market continues to move towards larger and more complex projects, we are well-positioned to accelerate our growth.

In addition to our heavy civil construction business, we own and operate a premium hard rock quarry in Madera, California with an estimated overall capacity of 62 million tons of reserves. The quarry currently has an annual permit capacity of approximately 900,000 tons through 2060 to support concrete and asphalt production. Assuming a value of $0.75/ton, we estimate these permitted granite reserves to have a value of approximately $30.8 million. The quarry sits on approximately 1,000 acres of real property near Fresno, one of California’s fastest growing communities.

We see strong demand for our heavy civil construction services into the future. Much of the California and West Coast infrastructure is in need of repair or replacement as it nears the end of its design life. In addition, local populations continue to grow, requiring new infrastructure to support them. We continue to track an expanding list of new bid opportunities. In addition, we are seeing more political will to address the growing infrastructure problems, both at the state and federal level. This is represented in California by the recent passing of a $7.5 billion bond measure to help address the state’s water crisis. Additionally, Governor Brown recently drafted a plan to fund $3.6 billion annually in spending on California’s aging transportation system. On the national level, on December 4, 2015, President Obama signed into law an approximately $305 billion transportation bill to invest in the nation’s highways and infrastructure over the next five years. Fixing America’s Surface Transportation (FAST) Act represents the first transportation funding legislation to last longer than two years since 2005. Specifically, the FAST Act plans to spend approximately $255 billion and $48 billion on highway infrastructure and transit projects, respectively, and would be funded through the reauthorization of gas tax revenue and offsets from other areas of the federal budget.

For the nine months ended September 30, 2015, our revenues, net income attributable to Shimmick Construction Company, Inc. and Company EBITDA were $360.6 million, $7.4 million and $16.0 million, respectively, representing 64%, 7% and 24% increases over the same periods in 2014. During the twelve months ended December 31, 2014 our revenues, net income attributable to Shimmick Construction Company, Inc. and Company

EBITDA were $319.6 million, $9.1 million and $17.9 million, respectively, as compared to $285.9 million, $1.1 million and $9.0 million for the prior year. As of September 30, 2015, our total contract backlog stood at $618 million, which we expect to earn primarily in the two years ending September 30, 2017.

Certain Corporate Matters

In connection with this offering, we will convert to a subchapter C corporation. As a result of this conversion, we will record a tax provision (estimated to be in excess of $5 million) to recognize deferred taxes. In addition, on December 7, 2015, we filed an amendment to our articles of incorporation, which effected, among other things, a 125.57-for-1 stock split with respect to our common stock. Furthermore, upon completion of this offering, we will terminate the buy/sell agreement to which all of our shareholders are party. The buy/sell agreement provides for mandatory redemption of the shares of common stock held by our shareholders (each of whom is an officer, director or employee of ours) upon cessation of their service to us. Because our common stock is at present mandatorily redeemable, the carrying value of our shares of common stock and the related retained earnings are treated as a long-term liability on our financial statements under GAAP. Once the buy/sell agreement has been terminated upon completion of the offering, all of the presently outstanding common stock will be treated as shareholders’ equity under GAAP.

JOBS Act

We qualify as an “emerging growth company” pursuant to the JOBS Act. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying companies. As defined in the JOBS Act, a company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•         the last day of the fiscal year following the fifth anniversary of its initial public offering of common equity securities;

•         the last day of the fiscal year in which it has annual gross revenue of $1.0 billion or more;

•         the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

•         the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Securities Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2021. Pursuant to Section 107(b) of the JOBS Act, as an “emerging growth company” we are electing to delay adoption of accounting pronouncements newly issued or revised after April 5, 2012 applicable to public companies until such pronouncements are made applicable to private companies.

As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.

Key Components of Consolidated Statements of Operations

Contracts Revenues

We generate contracts revenues principally from fixed-price construction contracts under which we deliver large-scale civil construction services to our customers. The terms of our contracts generally range from 1 to 3 years, although they have historically extended to up to 6 years. Revenue from fixed-price contracts is recognized on the percentage of completion method, based upon the proportion of units of production put in place to total estimated units of production for each item of work on a project. Revenue from cost-plus-fee projects are generally recognized as costs are incurred plus fee earned to date. We believe that our extensive experience in large-scale civil construction projects and our internal cost review procedures during the bidding process enable us to reasonably estimate costs and mitigate the risk of cost overruns on fixed price contracts.

We generally invoice customers based on agreed-upon progress achieved, using a schedule of values that breaks down the contract amount into discrete billing items. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as an asset until billable under the contract terms, and billings in excess of costs and estimated earnings on uncompleted contracts are recorded as a liability until the contracts revenue is recognizable.

Cost of Contracts Revenue

Cost of contracts revenue primarily consists of the labor, equipment, material, subcontract, and other job costs in connection with fulfilling the terms of our contracts. Labor costs consist of wages plus taxes, fringe benefits, and insurance. Equipment costs consist of the ownership and operating costs of company-owned assets, in addition to outside-rented equipment. If applicable, job costs include estimated contract losses to be incurred in future periods. Due to the varied nature of our work, and the varied risks associated therewith, contract costs as a percentage of contract revenue will fluctuate in future periods.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our administrative, estimating, human resources, safety, finance and accounting employees and executives. Also included are non-personnel costs, such as travel-related expenses, legal and other professional fees and other corporate expenses. We expect to incur incremental costs associated with supporting the growth of our business and to meet the increased compliance requirements associated with our transition to and operation as a public company. Those costs include increases in our accounting, human resources, IT and legal personnel, additional consulting, legal and audit fees, insurance costs, board of directors’ compensation and the costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act.

Equity (Loss) in Net Earnings of Affiliates

Equity (loss) in net earnings of affiliates includes the earnings or loss of investee entities for which we account for our investment under the equity method of accounting.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense incurred in connection with our non-equipment related debt, along with interest, rental, and miscellaneous income.

Net Loss (Income) Attributable to Noncontrolling Interests

Net loss (income) attributable to noncontrolling interests represents our joint venture partners’ share of net income or loss on projects that are fully consolidated in our financial statements.

Company EBITDA

The term EBITDA is not defined under GAAP. We believe, however, that Company EBITDA is meaningful to our investors to enhance their understanding of our financial performance. We understand that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of Company EBITDA, however, may not be comparable to similarly titled measures reported by other companies. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for net income calculated in accordance with GAAP. Further, the results presented by Company EBITDA cannot be achieved without incurring the costs that the measure excludes.

Backlog Information

Our contract backlog consists of the remaining unearned revenue on awarded contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. Once we have successfully bid on a project and executed a contract to perform the work, we record the value of the contract as backlog. Consequently, backlog is also an important factor we use to monitor our business. The duration of our contracts vary greatly from months to years and our backlog is subject to large increases as large projects are added. Our backlog also does not represent the amount of work that we are currently negotiating or pursuing at any given time. It is also subject to change as backlog can increase or decrease by contract change orders.

Given the multi-year duration of many of our contracts, backlog revenues are expected to be earned over a period that will extend beyond the next year. Many of our contracts contain provisions that allow the contract to be canceled at any time; however, we can generally recover costs incurred and profit earned up to the date of cancellation.

Backlog at December 31, 2014 and September 30, 2015 was $811 million and $618 million, respectively. Of the backlog at September 30, 2015, we expect to recognize approximately $320 million during the twelve months ending September 30, 2016.

Surety Bonding

In connection with our business, we are usually required to provide various types of surety bonds that provide an additional measure of security to our customers for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time-to-time. During the year ended December 31, 2014, approximately 85% of our projects, measured by revenue, required us to post a bond. The bonds we provide typically have face amounts ranging from $1 million to in excess of $250 million. As of September 30, 2015, we had approximately $550 million in surety bonds outstanding. We believe that our bonding capacity provides us with a significant competitive advantage relative to many of our competitors with limited bonding capacity.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
	(in thousands)
			(unaudited)
Contract revenues	$285,893	$319,629	$219,594	$360,551
Cost of contract revenues	279,942	293,409	200,058	332,733
Gross profit	5,951	26,220	19,536	27,818
General and administrative expenses	10,387	15,424	11,077	16,090
Income (loss) from operations	(4,436)	10,796	8,459	11,728
Equity (loss) in net earnings of affiliates	82	(188)	(34)	(160)
Other income (expense), net
Interest expense	(1,101)	(1,424)	(999)	(898)
Other	616	(76)	(336)	90
Total other expense, net	(485)	(1,500)	(1,335)	(808)
Net income (loss)	(4,839)	9,108	7,090	10,760
Less/add: Net loss (income) attributable to non-controlling interests	5,899	16	(157)	(3,340)
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420

EBITDA attributable to Shimmick Construction Company, Inc.	$9,037	$17,901	$12,899	$16,009

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
	(percentage of revenue)
			(unaudited)
Contract revenues	100%	100%	100%	100%
Cost of contract revenues	98%	92%	91%	92%
Gross profit	2%	8%	9%	8%
General and administrative expenses	4%	5%	5%	4%
Income (loss) from operations	(2)%	3%	4%	3%
Equity (loss) in net earnings of affiliates	—%	—%	—%	—%
Other income (expense), net
Interest expense	—%	—%	—%	—%
Other	—%	—%	—%	—%
Total other expense, net	—%	—%	(1)%	—%
Net income (loss)	(2)%	3%	3%	3%
Less: Net loss (income) attributable to non-controlling interests	2%	—%	—%	(1)%
Net income attributable to Shimmick Construction Company, Inc.	—%	3%	3%	2%

EBITDA attributable to Shimmick Construction Company, Inc.	3%	6%	6%	4%

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2015

Contract Revenues

	Nine Months Ended September 30,
	2014	2015	$ Change	% Change
	(unaudited)
Contract revenues	$219,594	$360,551	$140,957	64%

Contract revenues increased $141 million, or 64%, during the nine months of 2015 compared to the comparable period in 2014. The increase for the nine months was primarily due to an increase in the market demand for our services due to a larger volume of public works projects and an increase in activity on two major design build projects with joint venture partners that moved into the full construction phase in the nine months of 2015.

Gross Profit and Gross Margin

	Nine Months Ended September 30,
	2014	2015	$ Change	% Change
	(unaudited)
Gross profit	$19,536	$27,818	$8,282	42%
Gross margin	9%	8%

Gross profit for the nine months ended September 30, 2015 increased from the comparable period of the prior year due to the increase in contract revenues. Gross margin for the nine months ended September 30, 2015 decreased from the comparable period of the prior year due to a loss recognized on a large project ($5.2 million), and net expenses related to the opening of its quarry operations ($1.8 million).

General and Administrative Expenses

	Nine Months Ended September 30,
	2014	2015	$ Change	% Change
	(unaudited)
General and administrative expenses	$11,077	$16,090	$5,013	45%
Percentage of revenue	5%	4%

The increase in general and administrative expenses in the nine months ended September 30, 2015, was attributable to the growing size of our operations to support our growth. Included were increases in administrative and management labor costs ($1.6 million), discretionary incentive plan accruals ($600,000) and stock-based compensation ($1.9 million). The increase in stock-based compensation was primarily due to the adoption of the 2015 LTIP ($253,000) and the impact of our increased stock price on the value of the stock options recorded related to non-recourse notes ($1.4 million) (Note 14).

Other Income (Expense)

	Nine Months Ended September 30,
	2014	2015	$ Change	% Change
	(unaudited)
Other income (expense)	$(1,335)	$(808)	$527	(39)%
Percentage of revenue	(1)%	—%

The decrease in other expense for the nine months ended September 30, 2015 was due to a charge recorded in the prior year of approximately $500,000 to write-off certain unidentifiable fixed assets.

Net Loss (Income) Attributable to Noncontrolling Interests

	Nine Months Ended September 30,
	2014	2015	$ Change	% Change
	(unaudited)
Net loss (income) attributable to noncontrolling interests	$(157)	$(3,340)	$(3,183)	2,027%
Percentage of revenue	—%	(1)%

The amount recorded in the nine months ended September 30, 2015 was due to the partner interests in higher profits generated on construction joint venture projects.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Contract Revenues

	Year Ended December 31,
	2013	2014	$ Change	% Change
Contract revenues	$285,893	$319,629	$33,736	12%

The increase in contract revenues in 2014 was primarily due to an increase in the demand for our services due to a larger market volume of public works projects. This volume increase was due, in part, to projects that were delayed or cancelled during the recent economic recession. We initiated several projects and our project backlog increased significantly in second half of 2013, and several of those projects moved out of the startup or design phase and into full construction in 2014.

Gross Profit and Gross Margin

	Year Ended December 31,
	2013	2014	$ Change	% Change
Gross profit	$5,951	$26,220	$20,269	341%
Gross margin	2%	8%

Gross profit and gross margin increased in the year ended December 31, 2014, primarily due to the increase in revenues ($0.7 million) and to losses incurred on joint venture projects in the prior year ($19.7 million). The majority of the prior year joint venture losses related to one project that incurred significant disruptions, delays and differing site conditions. A portion of these losses ($6.7 million) were shared by joint ventures partners, which is included below as income attributable to noncontrolling interests. See further discussion at “Legal Proceedings.” Also contributing to the gross margin increase was an improvement in the market environment, which in prior years was characterized by numerous competitors bidding aggressively.

General and Administrative Expenses

	Year Ended December 31,
	2013	2014	$ Change	% Change
General and administrative expenses	$10,387	$15,424	$5,037	48%
Percentage of revenue	4%	5%

General and administrative expenses increased in 2014 both in absolute dollars and as a percentage of revenue due primarily to higher incentive compensation and benefit plan contributions ($4.5 million) related to improved company performance and higher professional services ($1.0 million) required to support the higher business volumes. Contributing to the higher incentive compensation was an $804,000 stock-based compensation charge in 2014.

Other Income (Expense)

	Year Ended December 31,
	2013	2014	$ Change	% Change
Other income (expense)	$(485)	$(1,500)	$(1,015)	209%
Percentage of revenue	—%	—%

Other expense increased in 2014 due to higher interest expense generated from a higher average outstanding balance of shareholder notes payable ($336,000) and certain one-time insurance credits in 2013 that did not recur in 2014.

Net Loss (Income) Attributable to Noncontrolling Interests

	Year Ended December 31,
	2013	2014	$ Change	% Change
Net loss (income) attributable to noncontrolling interests	$5,899	$16	$(5,883)	(99)%
Percentage of revenue	2%	—%

The net loss attributable to noncontrolling interests in 2013 consisted primarily of construction joint venture partner losses related to one project that incurred significant disruptions, delays and differing site conditions ($5.8 million). See further discussion at “Legal Proceedings.”

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters ended September 30, 2015. In management’s opinion, the data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following quarterly financial data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30 2015
	(unaudited, in thousands)
Contract revenues	$56,927	$67,710	$94,957	$100,035	$114,744	$127,251	$118,556
Cost of contract revenues	52,083	62,526	85,449	93,351	107,318	115,546	109,869
Gross profit	4,844	5,184	9,508	6,684	7,426	11,705	8,687
General and administrative expenses	3,358	3,297	4,422	4,347	4,840	5,503	5,747
Income from operations	1,486	1,887	5,086	2,337	2,586	6,202	2,940
Equity (loss) in net earnings of affiliates	(13)	(9)	(12)	(154)	55	36	(251)

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
	(unaudited, in thousands)
Other income (expense), net
Interest expense	(22)	(578)	(399)	(425)	(192)	(473)	(233)
Other	(550)	139	75 (1)	260 (1)	(15)	(58)	163
Total other income (expense), net	(572)	(439)	(324)	(165)	(207)	(531)	(70)
Net income	901	1,439	4,750	2,018	2,434	5,707	2,619
Less/add: Net loss attributable to non-controlling interests	270	38	(465)	173	32	(2,471)	(901)
Net income attributable to Shimmick Construction Company, Inc.	$1,171	$1,477	$4,285	$2,191	$2,466	$3,236	$1,718

____________

(1)      Includes the correction of an error in previously-filed quarterly information to record an additional $583,000 of Other Income in the three months ended September 30, 2014, and reduce Other Income of $583,000 in the three months ended December 31, 2014. This correction of an error had no impact on our previously-reported consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
	(percentage of revenue)
	(unaudited)
Contract revenues	100%	100%	100%	100%	100%	100%	100%
Cost of contract revenues	91%	92%	90%	93%	94%	91%	93%
Gross profit	9%	8%	10%	7%	6%	9%	7%
General and administrative expenses	6%	5%	5%	4%	4%	4%	5%
Income from operations	3%	3%	5%	2%	2%	5%	2%
Equity (loss) in net earnings of affiliates	—%	—%	—%	—%	—%	—%	—%
Other income (expense), net
Interest expense	—%	-1%	—%	—%	—%	—%	—%
Other	-1%	—%	—%	—%	—%	—%	—%
Total other income (expense), net	-1%	-1%	—%	—%	—%	—%	—%
Net income	2%	2%	5%	2%	2%	4%	2%
Less/add: Net loss (income) attributable to non-controlling interests	—%	—%	—%	—%	—%	-2%	-1%
Net income attributable to Shimmick Construction Company, Inc.	2%	2%	5%	2%	2%	3%	1%

Our quarterly revenues increased sequentially for nearly all periods presented primarily due to an increase in the amount of project awards that occurred in late 2013 and 2014 as a result of improving economic conditions, particularly the increase of financial resources available to government agencies to fund infrastructure projects. Our gross margin fluctuated by quarter due to the variety of projects then underway, and the variety of profit margins associated with each of them. Gross profit and gross margin can fluctuate significantly from period-to-period due to various factors, including projected labor hours, labor rates, job performance, job conditions, contract settlement costs, material costs, and equipment availability.

General and administrative expenses trended upward for the periods presented, reflecting the steady increase in administrative and management resources necessary to support expanding operations. Approximately 70% of our general and administrative expenses are related to personnel, and the majority of the increased costs were for personnel.

Although general and administrative expenses increased over the periods presented, they trended slightly downward as a percentage of revenue due to improved leverage of certain fixed costs from the higher revenue generated.

Seasonality, Cyclicality and Quarterly Trends

Weather has historically had a minimal impact on our operation. Accordingly, our revenues, costs and profits have not been subject to cyclical or seasonal variations.

Effect of Inflation

The prices of products such as fuel, oil, steel and copper are subject to fluctuation. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. When appropriate, we include cost escalation factors into bids. In addition, we are often able to mitigate the impact of future price increases by entering into fixed price purchase orders and subcontracts on projects.

Reconciliation of Non-GAAP Financial Measures

As used in this prospectus, Company EBITDA is defined as net income attributable to Shimmick Construction Company, Inc. plus depreciation and amortization expense, stock-based compensation expense, operating lease expense on construction equipment, interest expense and taxes and other costs. The following table reconciles net income attributable to Shimmick Construction Company, Inc. (the closest GAAP financial measure) to Company EBITDA for the periods presented in this table and elsewhere in this prospectus.

Amounts in thousands	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420

Adjustments:
Depreciation and amortization	5,991	5,208	3,901	2,989
Stock-based compensation	—	804	240	2,162
Operating lease expense on construction equipment	15	680	319	2,202
Interest expense	1,957	2,085	1,506	1,222
Taxes and other	14	—	—	14
EBITDA attributable to Shimmick Construction Company, Inc.	$9,037	$17,901	$12,899	$16,009
Liquidity and Capital Resources

Our liquidity needs relate primarily to the provision of working capital (defined as current assets less current liabilities) to support operations, funding of capital expenditures, and investment in strategic opportunities. Historically, liquidity has been provided by operating activities and borrowing from commercial banks and institutional lenders.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our customers and related collection cycles. For all periods presented, we have incurred de minimis write-offs of contract receivables. Of the $50.4 million of contract receivables at September 30, 2015, approximately $43.8 million was collected through December 28, 2015. We believe our current cash and cash equivalents, cash to be received from existing and new customers and net proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

The following table summarizes information regarding our cash flows:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
	(in thousands)
			(unaudited)
Net cash provided by operating activities	$32,739	$25,723	$10,143	$9,194
Net cash used in investing activities	(19,018)	(12,167)	(8,737)	(15,369)
Net cash provided by (used in) financing activities	(7,314)	(8,038)	3,774	(2,437)
Net increase (decrease) in cash and cash equivalents	$6,407	$5,518	$5,180	$(8,612)

Operating Activities

During the year ended December 31, 2014, we generated cash and cash equivalents of $25.7 million from operating activities from net income before non-cash stock-based compensation and depreciation and amortization ($15.1 million), an increase in billings in excess of costs and estimated earnings on uncompleted contracts ($2.9 million) and declines in trade payables ($5.8 million) and accrued expenses ($11.0 million), partially offset by an increase in receivables ($11.1 million). The increase in trade payables and costs and estimated earnings on uncompleted contracts were due to higher business volumes. The increase in accrued expenses was due to construction cost accruals on a large design-build project, and an increase in incentive compensation plan awards.

During the year ended December 31, 2013, we generated cash and cash equivalents of $32.7 million from operating activities from net income before non-cash depreciation and amortization ($1.2 million), a decline in receivables ($23.2 million) and increases in trade payables ($8.2 million) and billings in excess of costs and estimated earnings on uncompleted contracts ($9.0 million), partially offset by decreases in retentions payable ($2.0 million) and accrued expenses ($2.5 million), and increases in prepaid expenses ($1.1 million) and other assets ($3.2 million). The decline in receivables, accrued expenses and retentions payable were due to the lower volume of work that the Company was performing at the end of 2013. The increases in prepaid expenses and other assets were due to the purchase of job-specific insurance policies on two large design-build projects.

During the nine months ended September 30, 2015, we generated cash and cash equivalents of $9.2 million in operating activities from net income before non-cash stock-based compensation and depreciation and amortization ($15.9 million), an increase in billings in excess of costs and estimated earnings on uncompleted contracts ($9.3 million), partially offset by an increase in receivables ($13.8 million) and a decrease in trade payables ($1.9 million). The increase in billings in excess of costs and estimated earnings on uncompleted contracts was due to an increase in business volume. The increase in receivables was due to delays in payment receipts on several large projects, resulting in cash receipts occurring after quarter-end. The decrease in trade payables was due to timing of payment to vendors at quarter-end.

During the nine months ended September 30, 2014, we generated cash and cash equivalents of $10.1 million in operating activities from net income before non-cash stock-based compensation and depreciation and amortization ($11.3 million), which was due to an increase in business volume.

Investing Activities

During the year ended December 31, 2014, we used cash and cash equivalents of $12.2 million in investing activities, primarily due to an increase in amounts due from joint ventures and other receivables ($9.4 million) due to increased business volumes and to purchases of property and equipment ($4.0 million).

During the year ended December 31, 2013, we used cash and cash equivalents of $19.0 million in investing activities, primarily due to an increase in amounts due from joint ventures and other receivables ($14.2 million) due to increased billings of labor and equipment to joint venture projects and to purchases of property and equipment ($5.0 million) to add construction equipment and make property improvements at our quarry.

During the nine months ended September 30, 2015, we used cash and cash equivalents of $15.4 million in investing activities due to purchases of property and equipment ($9.7 million) and an increase in amounts due from joint ventures and other receivables ($6.1 million).

During the nine months ended September 30, 2014, we used cash and cash equivalents of $8.7 million in investing activities due to an increase in amounts due from joint ventures and other receivables ($8.4 million).

Financing Activities

During the year ended December 31, 2014, we used cash and cash equivalents of $8.0 million in financing activities, primarily due to payments on long-term debt ($8.7 million), distributions to noncontrolling interests ($8.5 million) and distributions to shareholders ($1.3 million), partially offset by contributions to noncontrolling interests ($9.3 million).

During the year ended December 31, 2013, we used cash and cash equivalents of $7.3 million in financing activities, primarily due to payments on long-term debt ($10.1 million) and distributions to noncontrolling interests ($5.3 million), partially offset by additional long-term debt borrowings ($7.6 million).

During the nine months ended September 30, 2015, we used cash and cash equivalents of $2.4 million in financing activities due primarily to additional long-term debt borrowings net of payments on long-term debt ($2.3 million) and distributions to shareholders and noncontrolling interests ($4.7 million).

During the nine months ended September 30, 2014, we generated cash and cash equivalents of $3.8 million in financing activities due to contributions from noncontrolling interests net of distributions to noncontrolling interests ($2.2 million) and additional long-term debt borrowings net of payments on long-term debt ($2.6 million).

Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support it, and increased general and administrative expenses to support the anticipated growth in our operations and regulatory requirements as a new public company. Our capital expenditures in future periods are expected to grow in line with our business. To the extent that existing cash and cash from operations are not sufficient to fund our future operations, we may need to raise additional funds through public or private equity or additional debt financing. Although we currently are not a party to any agreement and do not have any understanding with any third parties with respect to potential investments in, or acquisitions of, businesses, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

In October 2012, we entered into an $18,000,000 line of credit with a commercial bank, with interest at one-month LIBOR plus 1.75% (1.91% at December 31, 2014), and expiring April 2017. The line of credit is subject to an annual review by the bank, and subject to certain financial covenants. At December 31, 2014, we were not in compliance with the maximum debt-to-tangible-net-worth ratio covenant of 1.50. In May 2015, we obtained a waiver for the non-compliance and the maximum debt-to-tangible-net-worth ratio covenant was increased from 1.50 to 2.50. As of September 30, 2015, there were no borrowings under the line of credit and we were in compliance with the financial covenants as follows:

	Covenant	As of September 30, 2015
Tangible net worth	Greater than $62.0 million	$80.3 million
Working capital	Greater than $36.0 million	$49.9 million
Debt to tangible net worth	Not in excess of 2.5	2.3
Debt service coverage	Not less than 1.2	3.0

Critical Accounting Policies, Significant Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and net sales and expenses during the periods reported. The following accounting policies involve “critical accounting estimates” because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. Changes in the accounting estimates we used are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations.

We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary. For further information on all of our significant accounting policies, see Note 1 of the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Joint Ventures and Consolidations

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), we assess our joint ventures at inception to determine if any meet the qualifications of a variable interest entity (“VIE”). We consider a joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, we reassess our initial determination of whether the joint venture is a VIE. The majority of our joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support.

Construction joint ventures that are determined to be VIEs are consolidated if we are determined to be the primary beneficiary as defined by ASC 810 and related standards. The factors we use to determine the primary beneficiary of a VIE include both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, and voting rights of the respective parties in determining whether it qualifies as the primary beneficiary.

As is common in the construction industry, when we are not the primary beneficiary and not required to consolidate a construction joint venture, the proportionate consolidation method of accounting is used, whereby we recognize our proportionate share of revenues, costs and profits in our consolidated statements of operations and our proportionate share of assets and liabilities in our consolidated balance sheets. For certain other investments not considered to be VIEs in which we do not exercise control, we use the equity method of accounting. Under the equity method, our investment is carried at cost, plus or minus our equity in the increases and decreases in the investee’s net assets after the date of acquisition. Our share of the net income or loss of the investee is included in equity (loss) in net earnings of affiliates on our consolidated statements of operations. Dividends received from the investee reduce the carrying amount of the investment. Equity method investments are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. No instances of impairment were noted on our equity method investment for the years ended December 31, 2013 and 2014, or for the nine months ended September 30, 2015.

We have not made any material changes to our accounting methodology pertaining to our construction joint ventures for the years ended December 31, 2013 and 2014 and for the nine month period ended September 30, 2015. We do not anticipate any material changes in the assumptions used to account for our construction joint ventures. However, if assumptions change, we may incur gains or losses that could be material.

Revenue Recognition

Revenues from fixed-price construction contracts are recognized when an executed contract is in place on the percentage of completion method, measured by the number of units of production put in place in relation to the total estimated production required for each item of work on a project. Contract costs include direct material, equipment and labor costs, subcontract costs and indirect costs related to contract performance, such as supplies, repairs and insurance costs. We believe we have a reasonable basis for estimating costs, although because of inherent uncertainties in estimations, revenues and gross margins on a fixed-price contract may fluctuate significantly period-to-period. These estimates are impacted by changes in various factors, including projected labor hours, labor rates, job performance, job conditions, contract settlement costs, material costs, and equipment availability.

Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred to date plus related fees. Revenues from the sale of materials are recognized when delivery occurs and risk of ownership passes to the customer.

Provisions for estimated losses on uncompleted contracts or contracts with pending change orders are made in the period in which such losses are determined. We recognize revenue from change orders and claims upon approval of the change order, settlement of the claim or when recovery of the costs is considered probable. Approved change orders and claims, as well as changes in related estimates of costs to complete, are considered revisions in estimates. We use the cumulative catch-up method applicable to construction contract accounting to account for revisions in estimates. Under this option, revisions in estimates are accounted for in their entirety in the period of change. Pre-contract costs are expensed as incurred.

The accuracy of our revenue and profit recognition in each period is dependent on the accuracy of our estimates of the units of production required to complete open projects and our estimates of labor costs to complete those units. Our estimates for all significant contracts use a detailed “bottoms-up” approach, and we believe our experience demonstrates an ability to produce reasonably reliable estimates. However, our projects can be highly complex, and units of production estimates for each contract will increase or decrease from amounts estimated. Because we have a large number of projects of varying levels of size and complexity in process at any given time, changes in estimates can sometimes offset each other without materially impacting our overall profitability. However, large changes in units of production estimates can have a significant effect on profitability. There are a number of factors that can contribute to changes in units of production estimates, including the completeness and accuracy of the original bid, recognition and timing of scope changes, extended overhead due to customer-related delays, subcontractor and supplier performance issues and site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable). The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods, and these fluctuations may be significant. Our operating results for the years ended December 31, 2013 and 2014 were adversely affected by revisions to estimated profitability on a number of construction projects, decreasing gross profit by $12.0 million and $2.2 million, respectively. The revisions to estimated profitability were mainly pertaining to lower than expected labor productivity on several jobs. For the nine months ended September 30, 2015, the revisions decreased gross profit by $1.8 million due to expected cost overruns on a project.

All contracts with governments and agencies and many of our other construction contracts provide for contract termination at the customer’s convenience, under which terms we are generally entitled to payment for work performed through the date of termination. Because a majority of the Company’s contracts have been with government agencies, historical collection risk has been low.

The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized. These amounts will generally be billable or recognizable, as applicable, in the next twelve months. We generally consider collection risk to be low. When events or conditions indicate that the amounts outstanding may become uncollectible, an allowance is estimated and recorded.

During the year ended December 31, 2013, four customers accounted for 14%, 11%, 10% and 10% of our consolidated revenues. During the year ended December 31, 2014, three customers accounted for 22%, 19% and 11% of our consolidated revenues. During the nine months ended September 30, 2015, three customers accounted for 22%, 16% and 11% of our consolidated revenues.

As of December 31, 2013, two customers each accounted for 17% of our consolidated receivables. As of December 31, 2014, two customers accounted for 14% and 13% of our consolidated receivables. As of September 30, 2015, three customers accounted for 30%, 22% and 10% of our consolidated receivables.

Contract Receivables and Retainage

Contract receivables generally include only amounts billed to and approved for payment by our customers.

Most of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of billings made by the Company but held for payment by the customer pending satisfactory completion of the project or major milestones. In California, retainage on state-funded projects is allowed to be deposited into escrow accounts. Interest income on such accounts is credited to the Company. Retainage on active contracts is classified as a current asset regardless of the term of the contract and is generally collected within one year of the completion of a contract.

Classification of Common Stock

As further discussed in Note 15 to our consolidated financial statements, all of our common stock is considered mandatorily redeemable under the terms of buy/sell agreements entered into with each shareholder, and therefore we have reflected the carrying value of our common stock and the related retained earnings as a long-term liability for all periods presented. Accordingly, earnings per share and consolidated statements of shareholders’ equity for each historical period reflect no activity and hence are excluded from our historical consolidated financial statements. In contemplation of our initial public offering, however, we have presented our unaudited pro forma shareholders’ equity as of September 30, 2015, and our pro forma basic and diluted net income per share attributable to common shareholders for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015, which have been computed on a pro forma basis to give effect to the termination of all buy/sell agreements, and to give effect to the 125.57-for-1 stock split with respect to our common stock, as of the beginning of the respective period or the date of issuance, if later. The unaudited pro forma shareholders’ equity does not include any assumed proceeds from our proposed initial public offering.

Stock-Based Compensation

We account for employee stock-based compensation in accordance with the provisions of ASC 718, Compensation — Stock Compensation (“ASC 718”). Under ASC 718, the fair value of equity awards is recognized as compensation expense in our consolidated statements of operations over the requisite service periods.

Effective January 1, 2014 and 2015, we implemented the Long Term Incentive Plans for Fiscal 2014 and Fiscal 2015, respectively (collectively, the “2014/2015 LTIPs”), which have both performance-based and time-based criteria. Performance criteria is defined based on return on equity for each year ranging from 10% to 25% or greater, with each level having its own earned compensation. If return on equity is achieved within the range, then such compensation may be settled either in cash or in a stock award, with the number of shares granted determined by dividing the earned compensation by the fair value of the shares at the end of fiscal year. Issuance of the common share awards, if any, are subject to time-based graded tranche vesting ranging from one to four years. The number of common share awards granted under the 2014/2015 LTIPs is based on the fair value of our common stock determined by management using a probability weighted market analysis, which consisted of weighting three liquidity outcomes for investors; 1) an initial public offering outcome using a market-based analysis, 2) an acquisition or merger outcome using a market-based analysis, and 3) a status quo operating outcome using an asset-based analysis. Based upon the Company’s initial public offering process that was initiated in February 2015, the weighting of the initial public offering outcome increased significantly in the nine months ended September 30, 2015. We evaluated the probability of achieving the performance condition each reporting period, and if the performance condition is expected to be achieved, the related compensation expense is recorded over the requisite performance and service periods. In the event that performance conditions are not achieved and the awards do not vest, compensation expense is reversed. In accordance with ASC 718, because these awards contain both a service condition and a performance condition, we use an graded tranche attribution method to recognize stock-based compensation expense over the requisite performance and service periods. See Note 13 to our consolidated financial statements.

We record the issuance of common shares in exchange for non-recourse notes as the issuance of an option to purchase common stock with fair value calculated using the Black-Scholes option-pricing model. See Note 14 to our consolidated financial statements.

The key inputs used to determine the fair value of the restricted common shares and stock options were our stock price on the date of grant, the estimated forfeiture rate, the expected volatility, the risk-free interest rate and return on equity achieved. We did not apply the estimated forfeiture rate to stock-based compensation expense because of the limited number of terminations in the Company’s history and management’s expectation that this trend will continue in the future. We will continue to use judgment in evaluating these key inputs, which could materially impact our future stock-based compensation expense. We have not made any material changes to the stock-based compensation expense for the periods ended December 31, 2013 and 2014 and the nine months ended September 30, 2015 as a result of a material change in any of the key inputs. If our stock price increases, we will incur additional stock-based compensation expense.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers based upon the consideration to which the company expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of this new standard by one year and to permit early adoption beginning as of the original effective date of the new standard. We will be required to implement ASU 2014-09 commencing with the quarter ending March 31, 2019. The guidance permits an entity to apply the standard retrospectively to all prior periods presented, with certain practical expedients, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method and are currently assessing the potential impact of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern,” which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and provide related footnote disclosures. ASU 2014-15 is effective for annual and interim reporting periods beginning on or after December 15, 2016. Early adoption is permitted for financial statements that have not been previously issued. The standard allows for either a full retrospective or modified retrospective transition method. We do not expect this standard to have any impact on our consolidated financial statements upon adoption.

In February 2015, the FASB issued ASU 2015-02 “Consolidation (Topic 810), Amendment to the Consolidation Analysis,” which amends existing consolidation guidance, including amending the guidance related to determining whether an entity is a variable interest entity. The update is effective for annual periods beginning after December 15, 2016 and for interim periods within annual periods beginning after December 31, 2017. The guidance may be applied using a modified retrospective approach whereby the entity records a cumulative effect of adoption at the beginning of the fiscal year of initial application. A reporting entity may also apply the amendments on a full retrospective basis. We are currently evaluating the potential impact of this authoritative guidance on our consolidated financial statements.

Contractual Commitments

Future contractual payments at December 31, 2014 consist of long-term debt and leases (operating and capital), which are discussed in greater detail below (in thousands).

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	$26,751	$2,636	$11,243	$12,392	$480
Operating lease obligations	8,727	2,564	4,542	1,621	—
Interest expense	4,522	1,117	1,585	923	897

The Company typically funds capital expenditures with long-term debt, capital leases, or operating leases. Operating leases result in the Company recognizing expense for the full amount of the lease payments. Expense is recorded for only the interest portion of long-term debt and capital lease payments.

Off Balance Sheet Arrangements

During the fiscal years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Quantitative and Qualitative Disclosures about Market Risk

Our cash and cash equivalents primarily consist of bank deposits and money market funds. As of December 31, 2014 and September 30, 2015, we had cash and cash equivalents of $40.2 million and $31.6 million, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

BUSINESS

Our Company

We are a leading heavy civil construction company offering general construction, construction management, and design-build services to federal, state, and local public agencies and private customers in California and the Western United States. We possess the in-house capabilities necessary to self-perform nearly all aspects of heavy civil construction – structural, foundations, utilities, mechanical, and electrical – which enables us to compete for large, technical projects and differentiates us from many of our competitors. Since our present executive team assumed leadership in 2001, we and our joint venture partners have been awarded over $5 billion worth of complex critical public infrastructure projects, including bridges, water/wastewater treatment facilities, dams, transit & rail, highways & roadways, ports, and airports. The portion of these projects allocable to us was over $3.4 billion. Since 2001, we have achieved a revenue compound annual growth rate (CAGR) of approximately 18%. Several long-term trends in our geographic markets, including population growth and the deterioration of existing infrastructure, have resulted in a renewed focus on infrastructure development and funding in California and the Western states. As a result of our growth and this renewed focus, the number and size of contracts in our bidding pipeline has significantly increased. As of November 15, 2015, we and our joint venture partners had a project pipeline of approximately $12 billion, of which we and our joint venture partners were actively engaged in bidding approximately $4 billion as outlined in the table below. The portion of such amounts allocable to us was approximately $8.3 billion and $2.2 billion, respectively. We believe that we are ideally positioned to benefit from increased investment now and in the future.

Project	Type of Work	Status	Estimated Total Project Value (in millions)
Near-Term Bid Project A	Water	Bid date in December 2015	$ 250
Near-Term Bid Project B	Roads and Bridges	Bid date in January 2016	$ 120
Near-Term Bid Project C	Water	Bid date in January 2016	$ 450
Near-Term Bid Project D	Transit	Bid date in February 2016	$ 650
Other Near-Term Bids (10 projects)	Various	Bid dates between November 2015 and February 2016	$ 183
In Process Bid Project A	Design/Build Rail	Best and final offer due Spring 2016	$ 750
In Process Bid Project B	Construction Manager / General Contractor	Request for qualifications submitted	$ 250
Other In Process Bids (8 projects)	Various	Various	$ 138
Prequalified Project A	Water	Prequalified	$ 85
Prequalified Project B	Roads and Bridges	Prequalified	$ 1,200

We have worked on many high-profile projects involving critical heavy infrastructure. Notable ongoing or recently-completed projects include the $245 million seismic and wind retrofit of the Golden Gate Bridge, the $140 million raising of the San Vicente Dam to improve water availability in the San Diego region, the $779 million replacement of the Gerald Desmond Bridge linking the Long Beach Terminal Island and the Long Beach Freeway, the $629 million expansion of the Los Angeles County Metropolitan Transportation Authority (LA MTA) Metro Gold Line to connect East Los Angeles to downtown, and the $772 million extension of the Bay Area Rapid Transit (BART) rail commuter system south from Fremont to San Jose. In light of our many successful projects, we are widely acknowledged by a prominent trade publication, Engineering News-Record (ENR), as a leader in our field. Over the last five years, ENR’s national rankings by revenue have listed us as high as #3 in Dams & Reservoirs, #4 in Drinking Water Treatment, #9 in Water Supply, #11 in Marine and Port Facilities, #12 in Bridges, and #14 in Mass Transit. These rankings are a testament to the depth and breadth of our capabilities.

Within the heavy civil construction industry, we have observed a trend toward larger and more complex infrastructure projects. Since our founding in 1990, our growth has been fueled by the increasing scale and scope of these projects, and we and our joint venture partners have successfully won and performed work on contracts with values ranging up to $800 million. With the proceeds of this offering, we believe that we will have the financial flexibility to pursue an increasing share of these large contracts. For the largest projects, responsibilities and risk are typically shared among multiple contractors, and we believe that we will benefit from our history of partnering with other industry leaders, including AECOM, Alstom SA, Balfour Beatty plc, Black & Veatch Corporation, Dragados

S.A., Granite Construction Incorporated, Obayashi Corporation, PCL Construction, Skanska AB, and Tutor Perini Corporation. We have similarly strong relationships with top design firms, including AECOM, Arup Group Limited, Jacobs Engineering Group Inc., Parsons Corporation and Parsons Brinckerhoff Group, Inc. As the market continues to move towards larger and more complex projects, we are well-positioned to accelerate our growth.

In addition to our heavy civil construction business, we own and operate a premium hard rock quarry in Madera, California with an estimated overall capacity of 62 million tons of reserves. The quarry currently has an annual permit capacity of approximately 900,000 tons through 2060 to support concrete and asphalt production. Assuming a value of $0.75/ton, we estimate these permitted granite reserves to have a value of approximately $30.8 million. The quarry sits on approximately 1,000 acres of real property near Fresno, one of California’s fastest growing communities.

For the nine months ended September 30, 2015, our revenues, net income attributable to Shimmick Construction Company, Inc. and Company EBITDA were $360.6 million, $7.4 million and $16.0 million, respectively, representing 64%, 7% and 24% increases over the same periods in 2014. During the twelve months ended December 31, 2014 our revenues, net income attributable to Shimmick Construction Company, Inc. and Company EBITDA were $319.6 million, $9.1 million and $17.9 million, respectively, as compared to $285.9 million, $1.1 million and $9.0 million for the prior year. As of September 30, 2015, our total contract backlog stood at $618 million, which we expect to earn primarily in the two years ending September 30, 2017.

Our Markets

Throughout our history, we have primarily focused on the California market and have structured our operations geographically with locations in Oakland and Irvine to support our customers. We believe that we have an intimate knowledge of California markets and long-standing relationships with significant customers, including the California Department of Transportation (Caltrans), the LA MTA, BART, the Santa Clara Valley Transportation Authority (VTA), the Orange County Sanitation District (OCSD), the Metropolitan Water District of California (MWD), the Port of Long Beach, the Port of Los Angeles, the City of San Francisco, and the City and county of Los Angeles, among many others. For the nine months ended September 30, 2015 and the twelve months ended December 31, 2014, substantially all of our revenues were generated in California. In addition to our California focus, we have selectively pursued contracts in other Western states. We believe that these markets are important to our growth strategy, as infrastructure funding in these states continues to increase. We are licensed as a civil contractor and possess other specialty licenses to operate in California, Oregon, Washington, Nevada, Arizona, Hawaii, Alaska, and Texas. We are currently working on projects in Washington as well as preparing multiple bids on projects in Hawaii.

California’s infrastructure – much of it built in the 1950s and 1960s — has deteriorated over the last several decades. The American Society of Civil Engineers (ASCE) estimates that $45.0 billion and $29.9 billion are needed to maintain and upgrade California’s drinking water and wastewater systems, respectively, over the next 20 years. From a transportation perspective, the ASCE rates 34% of California’s roads as poor or mediocre in quality and categorizes 2,769 bridges as structurally deficient. Population growth in California and in the Western United States has put further stress on degrading infrastructure, necessitating restoration and new-build infrastructure projects throughout the region. We believe the financial crisis of 2007 to 2009 further delayed necessary investment in critical infrastructure, but recently important steps have been taken at the national, state, and local levels to appropriate funding and accelerate these types of projects.

Our highway and bridge work is generally funded through federal and state authorizations. On December 4, 2015, President Obama signed into law an approximately $305 billion transportation bill to invest in the nation’s highways and infrastructure over the next five years. The Fixing America’s Surface Transportation (FAST) Act represents the first transportation funding legislation to last longer than two years since 2005. Specifically, the FAST Act plans to spend approximately $255 billion and $48 billion on highway infrastructure and transit projects, respectively, and would be funded through the reauthorization of gas tax revenue and offsets from other areas of the federal budget.

Since the passing of the California Infrastructure Planning Act in 1999, the Governor’s office has been required to submit a five-year infrastructure plan with the annual budget bill to the California Legislature for consideration. Due to the fiscal challenges of the financial crisis, California deferred significant infrastructure and maintenance investments, and until 2014, had not released an updated infrastructure plan. However, in conjunction with improving local and national economic conditions, the Governor’s 2015 plan proposes to invest $57 billion in state infrastructure over the next five years. Furthermore, California’s gasoline tax generates approximately $2.3 billion annually in highway funding. Given that the annual funding need is estimated by the California State Transportation Agency to be $8 billion, California legislators are exploring alternative arrangements to increase the annual investment in highway infrastructure and Governor Brown recently proposed a plan to fund $3.6 billion annually in spending on California’s aging transportation system.

Local/regional infrastructure development has also been accelerating. Notably, the LA MTA has publicly announced its intention to spend $8.5 billion in Southern California alone over the next 10 years to improve the region’s infrastructure. The scope of the LA MTA’s priorities includes new rail projects, additional carpool lanes, and Metrolink capital improvement projects.

Our water and wastewater projects are typically funded by municipalities and local authorities. According to the U.S. Drought Monitor, 92% of California was in “severe,” “extreme” or “exceptional” drought as of August 25, 2015. In light of these dire circumstances, proactive steps are being taken to fund water projects and programs. In particular, in 2014 California voters approved Proposition 1, which provides for a $7.5 billion water bond. These funds have been earmarked for projects intended to enhance regional water management, expand small community wastewater treatment, and more effectively manage stormwater, among others.

Competitive Strengths

We believe that our competitive strengths in the heavy civil construction industry include the following:

Long and Successful Track Record of Infrastructure Construction. Through our 26 years of experience, we have developed efficient processes and controls that allow us to provide high-quality contracting services for bridges, water/wastewater treatment facilities, dams, transit & rail, highways & roadways, ports, and airports. Our expertise, coupled with strong underlying market dynamics, has helped us become a market leader in California. Customers increasingly require that bidders for heavy civil infrastructure projects have a strong history of contract performance, which we believe positions us well to compete for the anticipated wave of new projects in coming years.

Experienced Executive Team with Significant Ownership. Each member of our senior leadership team has over 25 years of industry experience, and our Chief Executive Officer, President, Executive Vice Presidents, and Chief Financial Officer have worked together for over 15 years. Since our present management team assumed leadership in 2001, revenues and equity have grown at a CAGR of 18.0% and 18.4%, respectively. Additionally, senior executives have significant ownership in the business and will own 34.0% after the consummation of this offering (31.5% if the underwriters exercise their over-allotment option in full).

Self-Performance of Contracts. We have self-performance capabilities in virtually all aspects of heavy civil construction. In particular, we believe that our in-house foundations, mechanical, and electrical capabilities set us apart from heavy civil contractors of our size. Our ability to self-perform makes us more competitive in the bid process, as we are able to confidently estimate the cost of each job package given our expertise and track record. These capabilities allow us to bid for more technically challenging projects, which are generally less competitive. In addition, our focus on self-performance allows us to capture profit margin that otherwise would be shared with subcontractors.

Consistent History of Managing Construction Projects and Contract Risk. Our long and successful track record in our markets provides us with an understanding of the various risks of infrastructure construction. We provide services predominantly pursuant to “fixed price” contracts, which, if properly managed, allow for better profit margin opportunities than “cost plus” contracts. We monitor and manage risk throughout a contract’s duration, including the bid process, pre-construction planning activities, and construction. Our project managers lead our estimating processes, and our senior management reviews all bid proposals prior to submission, thereby increasing accountability and an understanding of the financial and operating risks and opportunities of our contracts. We maintain a database of prior contract proposals and records from completed projects, such as raw material requirements and costs, labor requirements and costs, and equipment needs, enabling us to rely on our institutional knowledge when estimating project costs in developing new proposals.

Long-Term Relationships with Customers and Partners. Since our first major contract win with the City of San Francisco in 1990, we have developed strong relationships with the major California infrastructure owners, including Caltrans, LA MTA, BART, the VTA, the Port of Long Beach, the Port of Los Angeles, the City of San Francisco

and the City and county of Los Angeles. In addition, we have formed joint venture relationships with many of the most prominent construction companies, including AECOM, Alstom SA, Balfour Beatty plc, Black & Veatch Corporation, Dragados S.A., Granite Construction Incorporated, Obayashi Corporation, PCL Construction, Skanska AB, and Tutor Perini Corporation, in order to compete for and win some of our largest contracts. These relationships have enabled us to achieve the rapid growth we have experienced since our founding and we believe they will facilitate continued growth in the future.

Entrepreneurial Culture with a Commitment to Talent Development. Consistent with our corporate motto “building the people and projects that improve America’s infrastructure,” our senior management team has instilled in our culture an emphasis on the professional development of each employee. We recruit many of our new employees from a network of approximately 25 college campuses, where we seek to identify candidates with a desire to develop as construction and engineering professionals and who have key intangible qualities in addition to academic credentials. We believe that our entrepreneurial culture and complex projects provide unique opportunities for our employees to grow within our organization. We also encourage our employees to take proactive steps to advance their development, which we believe has resulted in a larger percentage of our employees achieving the Professional Engineer designation relative to our competitors.

Growth Strategy

We have implemented the following strategies in order to drive growth in our business and, ultimately, to enhance shareholder value:

Continue to Grow in our California Markets. We operate in every major California market, including San Francisco, San Jose, the Central Valley, Los Angeles, Orange County, San Diego, and the Inland Empire. These markets are experiencing strong growth in infrastructure spending caused by factors such as growing populations, the need for new water resources, increased federally-funded highway construction, enhanced port and airport activity, and the installation of public transit systems. We will continue our efforts to increase our market share in these core markets. In addition, we will look to grow opportunistically into markets that we see as a natural expansion of our current operations, including power generation and industrial.

Develop Well-Resourced Teams to Bid Large Projects. As a result of deteriorating infrastructure as well as historical delays to project funding, we have observed that the size of projects we are evaluating and bidding continues to grow. In the past, we have bid and won large projects where our specialized capabilities aligned with the customer’s needs. Examples of such larger projects include the replacement of the Gerald Desmond Bridge, the Silicon Valley BART extension, the Eastside Light Rail Transit system, and the wind and seismic retrofit of the Golden Gate Bridge. We believe that the proceeds from this offering will give us the financial flexibility to pursue more large projects. By giving our bid teams both the human and financial resources necessary to evaluate and prudently compete for these large contracts, we believe that we will win an increasing share of these projects while maintaining favorable margins. As of September 30, 2015, we and our joint venture partners were actively engaged in bidding four opportunities with contract values between approximately $450 million and $1.2 billion.

Expand into Attractive New Geographies. Although we have traditionally focused on our core California markets, we have selectively sought projects in other Western states. We actively consider projects in other geographic markets, and we evaluate opportunities based on factors such as market size and growth dynamics, competition, the availability of qualified employees and compatibility of unique local requirements with our own expertise. We have been selective in our out-of-state bids to date, and are currently working on projects in Washington as well as preparing multiple bids on projects in Hawaii.

Independently Brand our Electrical and Foundation Businesses. We believe that our electrical and foundation capabilities are among the very best in our industry and are differentiators when we compete for complex, multi-faceted contracts. ENR estimates the national electrical and excavation & foundation markets to be $30 billion and $4.5 billion, respectively, with the potential for substantial growth in the future. By independently branding these operations, we believe that we will continue to support our heavy civil work while pursuing increased subcontracting work to create additional revenue streams. For example, there is a large subcontracting market for electrical and foundations outside heavy civil construction, such as building construction.

Vertically Integrate Aggregates through Madera Quarry Operations. We recently opened our premium hard rock quarry in Madera, California. Our quarry operations can support concrete and asphalt production with an initial permitted annual capacity of 900,000 tons of high quality granite aggregate. The quarry is strategically located near Fresno, which is one of California’s fastest growing communities and where our aggregates can be used in new residential construction. In addition, we believe that our production of aggregates will give us an advantage in bidding heavy civil contracts, particularly in roadwork. In the future, we plan to build asphalt facilities to work in conjunction with our quarry. This plan will allow us to market hot mixed asphalt concrete to the local market as well as give us an advantage with respect to future paving jobs that we self-perform in the region surrounding the quarry.

Strategically Pursue Acquisitions. After completion of this offering, we expect to periodically evaluate strategic acquisition opportunities that would enable us to enhance our capabilities, pursue complementary markets or enter new geographies where we do not have an existing track record. Although we are not engaged in negotiations and have no firm agreements for any material acquisitions at this time, we will evaluate acquisition opportunities as they may arise, in order to identify opportunities that would accelerate our growth.

Customers

Since 1990, we have primarily focused our business on California markets. From our headquarters in Oakland and our regional office in Irvine, we serve customers throughout the state, including San Francisco, San Jose, the Central Valley, Los Angeles, Orange County, San Diego, and the Inland Empire.

Although we occasionally undertake contracts for private customers, the vast majority of our contracts are for public sector customers, including county and municipal public works departments, regional transit authorities, port authorities and municipal utility districts. Typical public agency or municipal customers include Caltrans, City of San Francisco, Port of Long Beach, Port of Los Angeles, City of Los Angeles, LA MTA, BART, VTA, and the Metropolitan Water District of Southern California (MWD).

Case Study 1 — Gerald Desmond Bridge Replacement

Customer: Port of Long Beach

Contract Value: $779,000,000

Initial Design and Engineering Date: July 2012

Targeted Completion Date: 2017

Contract Awarded To: SFI, our joint venture with FCC Construction S.A., and Impregilo S.p.A.

Contract Type: Design-Build

Scope of Work: The new Gerald Desmond Bridge replaces the existing bridge, which opened in 1968. The bridge is a critical component of a major trade corridor and will carry approximately 15% of all containerized cargo imported into the United States.

Project Highlights: Our design-build proposal saved the customer approximately $100 million, compared to the original budget, and was deemed “best value” by the Port and Caltrans. The project is highly technical, utilizing innovative drilling techniques, unique structural components, and requiring extensive expertise in foundations below sea level.

Case Study 2 — Transbay Transit Center Subcontract Work

Customer: Transbay Joint Powers Authority

Contract Value: $235,000,000 (five contracts)

Start Date: October 2012

Targeted Completion Date: 2017

Contract Type: Fixed Price

Scope of Work: The new Transbay Transit Center replaces the former Transbay Terminal in downtown San Francisco and will serve 11 transportation systems. We were awarded the Below Grade Structural Concrete, Above Grade Superstructure Concrete, Terminal Bus Access Ramps and Cable Stay Bridge, Facade Access Platforms, and Bollards & Barriers contracts.

Project Highlights: We are one of the largest subcontractors on this project. Our strong project team is consistently coming up with new ways to stay on schedule and complete work on the heavily congested project site located in downtown San Francisco. Coordination is required with a multi-level customer, multiple other major subcontractors and changing design requirements.

Case Study 3 — Metropolitan Water District of Southern California — Water Treatment Work

Customer: Metropolitan Water District of Southern California

Contract Value: ~$394,000,000 (two treatment plant upgrades)

Start Date: Skinner – July 2005; Diemer – July 2008

Completion Date: Skinner – 2011; Diemer – 2013

Contract Type: Fixed Price

Scope of Work: Between both plants they produce over 1,150 MGD of potable water which supplies drinking water to millions of people in Southern California. Both plants had systems upgraded plant wide, with the main component being the addition of a new system to disinfect water using an oxygen/ozone process.

Project Highlights: The team had to conduct their activities while keeping the plant operational. In addition, both projects required extensive electrical work to operate and control the new systems. We managed and self-performed all the electrical required.

Case Study 4 — Golden Gate Bridge Seismic Retrofit

Customer: Golden Gate Bridge, Highway and Transportation District

Contract Value: $244,597,000 (Phase 2 and Phase 3A)

Start Date: Phase 2 – June 2001; Phase 3A – July 2008

Completion Date: Phase 2 – June 2008; Phase 3A – July 2013

Contract Type: Fixed Price

Scope of Work: The Golden Gate Bridge Seismic Retrofit Phase 2 and Phase 3A projects provided seismic and wind retrofits to the South Approach Structures and North Anchorage Housing.

Project Highlights: The projects required extensive coordination of the existing structure with new construction. At project completion, the bridge was reinforced to withstand an 8.3 magnitude earthquake.

Case Study 5 — Bay Area Rapid Transit (BART) Work

Customer: Bay Area Rapid Transit and Santa Clara Valley Transportation Authority

Contract Value: >$1,000,000,000 (Spread over 12 contracts)

Start Date: 2006

Completion Date: Work Ongoing

Contract Type: Fixed Price

Scope of Work: The Bay Area Rapid Transit (BART) rail commuter system transports hundreds of thousands of people every day and is the largest transit system in the San Francisco Bay Area. Shimmick Construction has performed almost every type of design and construction for this transit system.

Project Highlights: We have completed or are in the process of completing a dozen projects for BART, including the following: (1) We are designing and building a ten mile extension into San Jose that includes two stations. Crossing three cities and in densely populated areas, the extension requires placing tracks in trenches underground and on aerial structures in the air. Extensive coordination with the railroad, cities and utilities is required. (2) We built a 5,000 foot cut and cover tunnel under Lake Elisabeth in Fremont’s Central Park. We were able to solve several challenging construction problems in excavating and dewatering a portion of the lake. (3) We worked with developers and BART to design and build BART’s first ever in-fill station at West Dublin. The complicated project was completed without affecting BART service or freeway traffic as the station was located in a freeway median. (4) We installed new crossovers and signaling onto BART mainline track. The project work required the first mainline shutdown in over a decade and was the first time BART added crossovers to existing track. (5) We performed multiple traction power upgrades to the BART system. Requiring specialized electrical personnel and equipment, these projects often require special shift work so service is never disrupted.

Contract Backlog

Our contract backlog consists of the remaining unearned revenue on awarded contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. We generally include a project in our contract backlog at the time a contract is awarded and funding is in place. As of September 30, 2015, our backlog stood at $618 million. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses.

Substantially all of the contracts in our contract backlog may be canceled or modified at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past. See “—Types of Contracts and Contract Management Process — Contract Management Process.”

Competition

The heavy civil construction industry is highly competitive, and the markets in which we compete have numerous and often larger companies that provide similar services. Factors influencing our competitiveness include price, reputation for quality, equipment fleet, financial strength, surety bonding capacity, project experience, knowledge of local markets and conditions, and project management and estimating abilities. In our key markets, we compete with a variety of regional, national and international contractors, including Balfour Beatty plc, Barnard Construction Company, Inc., Dragados S.A., Flatiron Construction Corp., Fluor Corporation, Granite Construction Incorporated, Kiewit Corporation, Obayashi Corporation, Skanska AB, Traylor Bros., Inc., Tutor Perini Corporation, and Walsh Construction Co., among others.

Types of Contracts and the Contract Management Process

Types of Contracts

The general contracting and management services we provide consist of planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms, plans and specifications contained in a construction contract. We provide these services by using traditional general contracting arrangements, such as fixed price, construction manager/general contractor or design-build contracting arrangements and, to a lesser extent, guaranteed maximum price and cost plus contracts. These contract types and the risks generally inherent therein are discussed below:

•         Fixed price (FP) contracts, which include fixed unit price contracts, are generally used in competitively bid public civil construction projects and generally commit the contractor to provide all of the resources required to complete a project for a fixed sum (lump sum) or at fixed unit prices. Usually FP contracts transfer more risk to the contractor but offer opportunity, under favorable circumstances, for greater profits. FP contracts represent a significant portion of our publicly bid civil construction projects. Design-build projects are also generally performed under special FP contracts.

•         Construction Manager/General Contractor (CM/GC) contracts are those under which a contractor agrees to manage a project for the customers for an agreed-upon fee, which may be fixed or may vary based upon negotiated factors. CM/GC contracts serve to minimize the contractor’s financial risk, but may also limit profit relative to the overall scope of a project.

•         Guaranteed maximum price (GMP) contracts provide for a cost plus fee arrangement up to a maximum agreed upon price. These contracts place risks on the contractor for amounts in excess of the GMP, but may permit an opportunity for greater profits than under cost plus contracts through sharing agreements with the customer on any cost savings that may be realized.

•         Cost plus contracts provide for reimbursement of the cost required to complete a project plus a fee. The fee is typically negotiated and could include an incentive fee based on cost and/or schedule performance. Cost plus contracts minimize the contractor’s financial risk, but may also limit profits.

Historically, a high percentage of our contracts have been of the fixed price type. These contracts are typically awarded to the lowest bidder, although the contract bidding process has changed to include “best value” contracting. Winning these contracts requires the submission of elaborate proposals with the project pricing. The proposal requirements differ greatly by customer but generally consider the technical capabilities of the bidder and their specific approach to the project. Known as “beauty contests,” the proposals are judged and then considered with the price to determine what the customer considers the “best value.” Almost all design build projects and many federal projects use a “best value” approach.

Contract Management Process

We identify potential contracts through a variety of sources, including: subscriber services that notify us of all contracts out for bid; advertisements by federal, state and local governmental entities; our business development efforts; and meetings with other participants in the construction industry. After determining the contracts that are available, we decide which contracts to pursue based on such factors as the relevant skills required, contract size and duration, the availability of our personnel and equipment, the size and makeup of our current contract backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, geographic location, likely competition, construction risks, gross margin opportunities, penalties or incentives and the type of contract.

As a condition to pursuing certain contracts, we are sometimes required to complete a prequalification process with the applicable agency or customer. The request for qualification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular contract in accordance with the plans, specifications and construction schedule.

The estimating process typically involves three phases. Initially, we perform a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the contract duration and schedule and highlight the unique and riskier aspects of the contract. The second phase consists of estimating the cost and availability of labor, material, equipment, any subcontractors and the project team required to complete the contract on time and in accordance with the plans and specifications. Substantially all of our estimates are made on a per unit basis for each line item, with the typical contract containing 50 to 300 line items. The final phase consists of a detailed review of the estimate by management, including, among other things, assumptions regarding cost, approach, means and methods, staffing, productivity and risk. After the final review of the cost estimate, management adds an amount for profit to arrive at the total bid amount. This profit amount will vary according to management’s perception of the degree of difficulty of the contract, the current competitive climate and the size and makeup of our contract backlog. Our project managers are intimately involved throughout the estimating and construction process so that the issues concerning a contract, and risks relating thereto, can be understood and addressed on a timely basis.

To ensure that the material prices and subcontracting costs used in tendering bids for construction contracts do not change, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations typically include quantity guarantees as passed through the prime contract. We have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

After the contract has been awarded and during the construction phase, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the contract schedule and at least monthly prepare an updated estimate of total forecasted revenue, cost and expected profit for the contract.

During the normal course of most projects, the customer, and sometimes the contractor, initiates modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract. We are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates. Historically, we have been successful at managing the adverse impacts caused by change orders.

All state government contracts and most of our other contracts provide for termination of the contract for the convenience of the customer, with provisions to pay us only for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, which our management believes to be adequate. In addition, we maintain general liability, workers’ compensation, and excess liability insurance, all in amounts consistent with our risk of loss and industry practice. We participate in a group captive insurance company for most of our workers’ compensation and general liability insurance coverages. Estimated insurance losses are pre-funded with the captive through monthly premium payments. Retrospective premium refunds are generated when actual losses are less than estimated losses. In the future, we may cease to participate in the group captive insurance company and, in such event, we would seek to obtain comparable insurance policies from another captive or from third party insurers.

As a normal part of the construction business, we generally are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance under public sector contracts. Typically, a bidder for a contract must post a bid bond for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our contract backlog that we have currently bonded and their current underwriting standards, which may change from time to time. Historically, Liberty Mutual Group and Zurich NA have provided us with surety bonding; upon the completion of this offering, we expect that our total bonding capacity will increase.

Joint Ventures

We participate in various construction joint ventures and partnerships in order to share expertise, risk and resources for certain highly complex and large projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project.

Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides all administrative, accounting and most of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in some venture projects and are a non-sponsoring partner in others.

Raw Materials

We purchase raw materials, including aggregates, cement, asphalt, concrete, steel, pipe, oil and fuel, from numerous sources. Even though we will produce aggregates and asphalt at our quarry and processing plant in Madera, California, due to the cost of transportation, we would only use these materials on projects we perform in the surrounding region. As we currently have no projects in this region, we expect to sell substantially all of the materials we produce to other construction contractors and to satisfy our own requirements for aggregates and asphalt through purchases from suppliers. The price and availability of raw materials may vary from year to year due to market conditions and industry production capacities. We do not foresee a lack of availability of any raw materials in the near term.

Employees

As of September 30, 2015, we had approximately 270 salaried employees, mostly project managers, estimators, superintendents and engineers who manage fully equipped crews in our construction business. Of these employees, approximately 70 were located in our Oakland, Tracy and Irvine offices, with most of the others located on projects. We also had approximately 750 craft employees who are represented by various labor unions.

Our business is dependent upon a readily available supply of management, supervisory and field personnel. In the past, we have been able to attract sufficient numbers of personnel to support the growth of our operations. We have developed strong partnerships with local unions to have access to an experienced, talented craft workforce, and we do not anticipate any shortage of labor.

Training and Safety

We place the highest emphasis on the safety of the public, our customers and our employees. To that end, we conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites. All newly-hired employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments and training if infractions are discovered. In addition, all of our superintendents and project managers are required to complete an OSHA-approved safety course. Thanks to these efforts, our incident rate is trending well below industry average and represents our continuing effort to improve our culture of safety. For instance, according to the Bureau of Labor Statistics, the average rate of recordable cases of nonfatal illness and injury for heavy civil and engineering construction for 2013 (the last year for which data is available) was 3.2 incidents/100 full time workers. Our rate for 2013 was 1.15 incidents/100 full time workers. In March 2015, at the National Convention of the Associated General Contractors of America, we were awarded 1st Place in the United States for Construction Safety Excellence in the 300,000-700,000 worker hour category of the Federal and Heavy Division.

Properties

We have five locations. Our corporate headquarters are located in Oakland, California, and we have a regional corporate office in Irvine, California. Our equipment maintenance and repair facility is located in Tracy, California, and we also use the site to store our inventory of construction materials. We own 1,000 acres in Madera, California where our quarry is located. Additionally, we have a storage yard located in Fontana, California.

Location	Owned or Leased	Approximate Size
Oakland – Office	Owned	30,000 sf; 2 acres
Irvine – Office	Owned	6,000 sf
Tracy – Equipment Facility	Owned	10,000 sf; 43 acres
Madera – Quarry	Owned	1,000 acres
Fontana – Yard	Owned	4.5 acres
Madera – Undeveloped	Owned	10 acres

Madera Quarry

As of the date of this prospectus, we have one active permitted quarry property for producing and selling quality aggregate and fill material, which is located on Madera County Road 209 approximately 16 miles from Madera, California (see the map on page 63). The quality aggregate and fill material are useful in construction and landscaping. We produce such materials for sale to third parties and potentially for use on projects we perform in the surrounding region, although we currently have no such projects.

Site Location Map
Road 406
Quarry Site
Road 209
Wide Awake Ranch Rd
RD 28 1 2
STATE HWY 145
RD 145
Millerton Lake
STATE
MADERA
AVENUE 15TH
RD 36
HWY 41
Friant Rd
AVENUE 12TH
STATE HWY 99
N FRIANT RD
AVENUE 9TH
FRESNO
3
0
3 miles
approximate scale

Vicinity Map
Project Vicinity
See Location Map (above)
Quarry Site
MADERA
99
FRESNO
41
Not to scale
N

Regional Map
See Vicinity Map (left)

Shimmick Construction Co., Inc.

Madera Quarry
Site / Vicinity Map

Date 11/13/15		Figure # 1

Our quarry is an open-pit and is in the production stage, sales of material from the quarry having commenced on August 3, 2015. We are not conducting any exploration activity. We have built access roads, cleared the property and installed processing equipment for the crushing of aggregate material. The facilities at the site also include an office, truck scales and a weighing house. All equipment and facilities are in good working order. As of the date of this prospectus, we have expended approximately $21 million to acquire the property and make improvements in connection with commencing operations. We expect to make capital improvements in the future to add or upgrade facilities and equipment in order to increase productivity; however, we estimate those costs at less than $1 million. The quarry is accessible by truck from Madera County Road 209. Our current facilities and equipment are, and we expect that any future facilities and equipment will be, powered by electricity provided by the local utility company. We obtain water from on-site wells.

The quarry is on private property. Shimmick-Baker, LLC, a limited liability company of which we are the sole member, owns the property on which the quarry is located, including all mineral rights. Prior to November 2014, we owned 50% of the membership interests in Shimmick-Baker, LLC. In connection with our purchase of the remaining membership interests, we agreed to pay the former holder of such interests  6% of the gross billings from the quarry operations. We do not need to satisfy any conditions in order to retain ownership of the property or the membership interests of Shimmick-Baker, LLC. We have the sole right to operate the quarry.

The quarry has a current annual permit capacity of 900,000 tons of aggregate material that runs through the year 2060. From June through September 2015, we produced 115,606 tons of aggregate from the quarry. We estimate our probable reserves of in-place aggregate material in the portion of the property covered by the mine permit to be 62 million tons. Approximately 78% of the material is quality aggregate material (concrete and asphalt rock, rip rap, crushed aggregate base and similar) and 22% is overburden material (drainage rock, sand and fill). Reserve estimates were made by Jeffrey Lessman, a professional engineer and our Executive Vice President and a member of our board of directors, based primarily on drilling studies and other geotechnical reports. Reserve estimates are based on various assumptions, and any material inaccuracies in these assumptions could have a material impact on the accuracy of our reserve estimates.

Proven reserves are determined through the testing of samples obtained from closely spaced subsurface drilling and/or exposed pit faces. Proven reserves are sufficiently understood so that quantity, quality, and engineering conditions are known with sufficient accuracy to be mined without the need for any further subsurface work. Actual required spacing is based on geologic judgment about the predictability and continuity of each deposit. Probable reserves are determined through the testing of samples obtained from subsurface drilling but the sample points are too widely spaced to allow detailed prediction of quantity, quality, and engineering conditions. Additional subsurface work may be needed prior to mining the reserve.

Our quarry requires operating permits and approvals granted by governmental agencies, including a conditional use permit issued by Madera County, a reclamation plan approved by Madera County, a stream alteration agreement with the California Department of Fish and Wildlife authorizing diversion or obstruction of natural water flows, a permit from the California Department of Fish and Wildlife for impacts on certain threatened species and a permit issued by the U.S. Army Corps of Engineers allowing the development and mining of the quarry. The permit from the U.S. Army Corps of Engineers incorporates an opinion issued by the U.S. Fish and Wildlife Service and a certification by the Central Valley Regional Water Quality Control Board under the federal Clean Water Act. The conditional use permit has a remaining life of 45 years, and limits the area where we can conduct mining operations and the amount of aggregate that may be removed on an annual basis as described above. The reclamation plan provides for a three-year reclamation phase after the end of the term of the conditional use permit. There are no other terms or conditions of the permits and approvals that materially affect our operations and we have not incurred material permitting fees. The quarry is also subject to certain federal, state and local regulations, including regulations of Madera County applicable to quarries and to the jurisdiction of the California Office of Mine Reclamation and the California Mining and Geology Board for surface mining operations. Although these permits, approvals and regulations impose limitations on the rate, quantity and means of extraction of aggregate material, we do not expect that maintaining compliance with these permits and regulations will require us to incur material expenses in future or otherwise materially adversely affect our quarry business. There is presently no anticipated change to applicable governmental regulations that would substantially affect the our quarry business.

We own a second undeveloped property in Madera, California. We intend to operate a plant for producing asphalt on this property. We expect to obtain the aggregate used in the production of the asphalt from our quarry. We anticipate that the plant will be powered by electricity provided by the local utility company and by natural gas from a local gas distribution network.

Government and Environmental Regulations

We are subject to various federal, state and local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. We also are subject to compliance with numerous other laws and regulations of federal, state and local agencies and authorities, including those relating to workplace safety, wage and hour, and other labor issues (including the requirements of the Occupational Safety and Health Act and comparable state laws), immigration controls, vehicle and equipment operations and other aspects of our business. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses. We continually monitor our compliance with these laws, regulations and other requirements. While compliance with existing laws, regulations and other requirements has not materially adversely affected our operations in the past, and we are not aware of any proposed requirements that we anticipate will have a material impact on our operations, there can be no assurance that these requirements will not change or that compliance will not otherwise adversely affect our operations in the future. In addition, while we typically pass any costs of compliance through to our customers under the applicable project agreement, either directly or as part of our estimate depending on the type of contract, there can be no assurance that we will not incur compliance expenses in the future that materially adversely affect our results of operations.

Our aggregate materials operations require certain operating permits and approvals and are subject to certain government regulations. See “Business — Properties — Madera Quarry” above.

The diesel particulate and nitrogen oxide emissions produced by the vehicles and other equipment used in our operations are subject, among other things, to the regulations of the California Air Resources Board, or “CARB.” In July 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets from 2010 to 2020. In December 2008, CARB approved a similar regulation for in-use on-road diesel equipment that includes more restrictive emission targets from 2010 to 2022. The emission targets will require California off-road and on-road diesel equipment owners to retrofit equipment with diesel emission control devices or replace equipment with new engine technology as it becomes available, which will result in higher equipment-related expenses. In December 2010, CARB amended both regulations to grant economic relief to affected fleets by extending initial compliance dates as well as adding additional compliance requirements. In general, we have maintained compliance with the regulations by replacing our existing equipment as it reaches the end of its useful life with new equipment that meets or exceeds the requirements of the CARB regulations. Accordingly, we have not incurred material incremental expenses in order to comply with the regulations.

As is the case with other companies in our industry, some of our aggregate materials products contain varying amounts of crystalline silica, a common mineral. Furthermore, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has been associated with respiratory disease (including Silicosis). The Mine Safety and Health Administration and the Occupational Safety and Health Administration have established occupational thresholds for crystalline silica exposure as respirable dust. We have implemented dust control procedures to measure compliance with requisite thresholds and to verify that respiratory protective equipment is made available as necessary. We also communicate, through safety information sheets and other means, what we believe to be appropriate warnings and cautions to employees and customers about the risks associated with excessive, prolonged inhalation of mineral dust in general and crystalline silica in particular. We have not incurred material expenses in connection with these compliance activities.

Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of customers. Solid wastes, which may include hazardous solid wastes, are subject to the requirements of the federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. From time to time, the Environmental Protection Agency, or the “EPA,” considers the adoption of stricter disposal standards for non-hazardous solid wastes. Moreover, it is possible that additional solid wastes will in the future be designated as “hazardous wastes.” Hazardous solid wastes are subject to more rigorous and costly disposal requirements than are non-hazardous solid wastes. Generally under the applicable project agreement, the customer, as the generator of the waste, is at risk for its proper disposal. We typically pass the cost of disposal through to our customers under such agreement. In addition, we have not incurred material incremental expenses in order to comply with the regulations.

Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA,” and comparable state law, impose strict, retroactive, joint and several liability upon persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

Legal Proceedings

From time to time, we and our affiliates are party to routine legal proceedings and claims which arise in the ordinary course of our business. We believe, based on advice from our outside legal counsel, that the final disposition of such matters will not have a material adverse impact on our financial position, results of operation or liquidity. In addition, we are subject to the following legal proceedings:

San Vicente Dam Matter

On August 11, 2014, the Shimmick/Obayashi Joint Venture, or “SOJV,” filed a lawsuit in the San Diego County Superior Court, against the San Diego County Water Authority, or the “SDCWA,” the owner of the San Vicente Dam, seeking approximately $48 million in damages, including the release of wrongfully assessed and withheld liquidated damages as well as interest. SOJV is a joint venture between Shimmick and Obayashi Corporation. SOJV alleges that during the course of the San Vicente Dam raise project, or the “San Vicente Project,” certain delays and project changes occurred, the cost of which was the contractual responsibility of SDCWA. SOJV seeks a compensable extension of time and additional compensation under the project contract. SDCWA, on the other hand, alleges the cost of the delays and changes is the contractual responsibility of SOJV and has withheld liquidated damages. The project contract would be approximately $167 million if all of SOJV’s claims are recognized. The court has set a trial date in July 2016.

On September 12, 2014, SOJV filed suit in the Superior Court of the State of California, in and for the County of Orange, against Tyco Valves & Controls, LP, now known as Pentair Valves & Controls (US) LP, or “Tyco,” a supplier on the San Vicente Project, seeking approximately $14 million in damages. SOJV claims that Tyco did not supply equipment timely, and as a result is responsible for portions of the liquidated damages alleged in the dispute with SDCWA as described above. Approximately $11.5 million of the claim against Tyco is for liquidated damages, which will be pursued only if the Company is determined to be responsible for liquidated damages. Tyco filed a cross-complaint against SOJV and its sureties seeking release of approximately $2 million withheld by SOJV for purchase orders.

Independent Auditor

On June 23, 2015, we engaged Burr Pilger Mayer, Inc., or “BPM,” as an independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2013. We engaged BPM after Moss Adams LLP, or “Moss Adams,” who has audited our financial statements for over ten years, informed us that it would not be considered independent with respect to our 2013 financial statements under applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board. Moss Adams remains our principal independent registered public accounting firm on an ongoing basis and audited the consolidated financial statements for our fiscal year ended December 31, 2014. Our board of directors approved the change of accounting firms for the fiscal year ended December 31, 2013.

Moss Adams’ report on the Company’s consolidated financial statements as of and for the year ended December 31, 2012 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2011 and 2012, and the subsequent period prior to the engagement of BPM, there were no disagreements with Moss Adams (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to such item) or any “reportable events” (as described in Item 304(a) (1)(v) of Regulation S-K).

During the years ended December 31, 2014 and 2013, and the subsequent interim period prior to the engagement of BPM, (i) we did not consult with BPM regarding the application of accounting principles to a specified transaction, either completed or proposed, or regarding the type of audit opinion that might be rendered by BPM on our financial statements, and (ii) we did not consult with BPM regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to such item) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors upon completion of this offering.

Name	Age	Position
Paul Cocotis	49	Chief Executive Officer and Chairman of the Board
Paul Camaur	46	President and Director
Jeffrey Lessman	50	Executive Vice President and Director
Christian Fassari	45	Executive Vice President
Scott Fairgrieve	53	Chief Financial Officer, Assistant Secretary and Treasurer
William Barton	71	Director
Salvatore Mancini	71	Director
Ronald McKenzie	72	Director
Roderick Williams	62	Director

The following are biographical summaries, including experience, of those individuals who will serve as our executive officers and directors:

Paul Cocotis has served as our Chairman of the Board since September 2010 and as our Chief Executive Officer since September 2005. Mr. Cocotis has over 25 years of heavy construction experience with Shimmick, having joined us in 1990. He began as a field engineer and progressed over the next nine years to be a Superintendent and Project Manager on projects throughout California. Mr. Cocotis previously served as a Vice President and President of Shimmick. He holds a Bachelor of Science degree in Civil Engineering from the University of California Berkeley. He is a Registered Professional Engineer in the State of California and an Executive Director and Vice President of The Beavers, a heavy engineering construction association. In addition, Mr. Cocotis is a member of the American Society of Civil Engineers, the Associated General Contractors of America, and the United Contractors Association. We believe Mr. Cocotis is qualified to serve as a member of our board of directors due to his long history and experience with Shimmick, his expertise in civil engineering, his knowledge and understanding of the construction industry and his business contacts in the industry.

Paul Camaur has served as our President since June 2014 and currently oversees our Southwest Operations, in addition to his corporate duties. He has served as a member of our board of directors since 2000. Mr. Camaur has over 15 years of heavy construction experience with Shimmick, having joined us in 1999. For over ten years until his appointment as President, he served as Executive Vice President for Southwest Operations. Prior to joining Shimmick, Mr. Camaur worked for Silverado Constructors, where he rose to the position of Chief of Construction, and Peter Kiewit Sons, Inc., where he worked on large design-build projects. Mr. Camaur holds a Bachelor of Science degree in Civil Engineering from Old Dominion University. He is a Registered Professional Engineer. Mr. Camaur is a member of the American Society of Civil Engineers and the Associated General Contractors of California. We believe Mr. Camaur is qualified to serve as a member of our board of directors due to his long history and experience with Shimmick, his expertise in civil engineering, his knowledge and understanding of the construction industry and his past leadership experience with major construction firms.

Jeffrey Lessman has served as our Executive Vice President for over ten years and currently oversees growth and strategy for Shimmick. He also has served a member of our board of directors since 1997. Mr. Lessman has over 25 years of heavy construction experience with Shimmick, having joined us in 1990. Mr. Lessman worked to expand Shimmick’s operations to Southern California in 1990 and later to expand the Northwest Division, where he grew the division’s revenue by over six times. Mr. Lessman holds a Bachelor’s degree in Civil Engineering from Kansas State University and a Master’s degree in Civil Engineering from the University of California, Berkley. He is a Registered Professional Engineer and a Licensed Class A Contractor in California. Mr. Lessman holds licenses for electrical construction in both California and Washington. We believe Mr. Lessman is qualified to serve as a member of our board of directors due to his long history and experience with Shimmick, his expertise in civil engineering and his knowledge and understanding of the construction industry.

Christian Fassari has served as an Executive Vice President of Shimmick since January 2015 and currently oversees our Northwest Operations. For over five years until his appointment as Executive Vice President, Mr. Fassari served as Vice President of Northwest Field Operations. Mr. Fassari joined the Company in 2002 and also has served as Project Sponsor, Project Manager, Project Engineer, Superintendent and Estimator. Prior to joining Shimmick, Mr. Fassari was an officer in the United States Navy Civil Engineering Corps, leading projects for the Naval Facilities Engineering Command Southwest throughout California. Mr. Fassari holds a Bachelor of Science in Ocean Engineering from the United States Naval Academy and a Master of Business Administration with a concentration in Finance from San Diego State University.

Scott Fairgrieve has served as our Chief Financial Officer, Assistant Secretary, and Treasurer since 1996 and currently oversees all of our financial and administrative affairs, including information technology, human resources, and risk management. Prior to joining Shimmick in 1996, he was Controller of RGW Construction, Inc., and an Audit and Consulting Manager in the Construction Industry Group of Moss Adams LLP. Mr. Fairgrieve received his Bachelor of Arts in Information and Communications Studies from California State University at Chico. He has held the professional designations of Certified Public Accountant (CPA) and Certified Construction Industry Financial Professional (CCIFP). Mr. Fairgrieve serves on the National Heavy/Highway Committee of the Construction Financial Management Association.

William Barton will be appointed as a member of our board of directors upon the consummation of this offering. Mr. Barton spent most of his career in the heavy construction industry, having retired from Granite Construction Inc. in 2008, where he last held the position of Senior Vice President, Chief Financial Officer and Corporate Compliance Officer. Mr. Barton has served as a director and chairman of the audit committee of Rosendin Electric, Inc., an electrical engineering, power and communication services company and Structural Integrity Associates, Incorporated, a leading engineering consulting firm, since 2010 and 2009, respectively. From 1997 to 2008 Mr. Barton served as a director and chairman of the audit committee of TIC Holdings, Inc., or “TIC,” an industrial construction company. He is a member of the National Association of Corporate Directors and of Financial Executives International. We believe Mr. Barton is qualified to serve as a member of our board of directors due to his extensive financial expertise, his knowledge and understanding of the construction industry and his executive leadership experience with a publicly held corporation.

Salvatore Mancini will be appointed as a member of our board of directors upon the consummation of this offering. Since April 2011, Mr. Mancini has served as the Chairman and Managing Partner of Star America Infrastructure Partners. Prior to that, he was the President and Chief Executive Officer of Skanska USA Civil where his responsibilities included running one of the top civil construction firms in the U.S., with revenues of several billion dollars annually. Mr. Mancini also held various roles with Goodkind & O’Dea, Underpinning & Foundation Company and Slattery Construction Company. He has been honored by the Concrete Industry Board in 2001 with its Leader of Industry Award and by the New York Building Congress with its Leadership Award in Construction in 2006. He is a member of the Construction Round Table, The Beavers, and a long standing member and officer of The General Contractors Association. We believe Mr. Mancini is qualified to serve as a member of our board of directors due to his operational experience with a major heavy civil construction firm, his expertise in civil engineering, his knowledge and understanding of the construction industry and his business contacts in the industry.

Ronald McKenzie will be appointed as a member of our board of directors upon the consummation of this offering. He has served as an advisor to our board of directors since 2013. Mr. McKenzie began his construction career at MACCO, an industrial construction company, where he rose through the ranks to become district manager. In 1974, Mr. McKenzie founded TIC, an industrial construction company, and grew it into a highly diversified company with approximately $2 billion in revenues and close to 10,000 employees. TIC performed large industrial projects across the United States and also conducted international power work. Mr. McKenzie served as the chairman and Chief Executive Officer of TIC until it was sold to Kiewit Corporation in 2008. He is a member of The Beavers. We believe Mr. McKenzie is qualified to serve as a member of our board of directors due to his extensive industry experience and executive leadership.

Roderick Williams will be appointed as a member of our board of directors upon the consummation of this offering. Mr. Williams has over 34 years of experience in the surety bonding industry. Mr. Williams most recently served as Executive Vice President and Chief Underwriting Officer of Liberty Mutual Surety, with underwriting responsibility for all contract and commercial surety operations, having held that position from the time of Liberty Mutual’s acquisition of Safeco Insurance Company of America (“Safeco”) in 2008 until his retirement in March 2015. Prior to the acquisition, Mr. Williams served as Vice President and Director of Contract Surety of Safeco from 2006 until 2008 and as Senior Underwriting Officer and Assistant Vice President of Safeco from 2001 until 2006. He joined Safeco in 1984 and served in field management roles of increasing responsibility in Nashville, Birmingham, Houston, and Dallas before moving to the Safeco home office in Seattle as a Contract Underwriting Officer in 1997. Mr. Williams earned the Associate in Fidelity and Surety Bonding designation from the Insurance Institute of America in 1994. We believe Mr. Williams is qualified to serve as a member of our board of directors due to his extensive experience in the construction surety industry, his expertise in financial and operational analysis of construction contractors and his executive leadership experience.

Advisors

John Shimmick will become an advisor to our board of directors upon the consummation of this offering, with the honorary title of Director Emeritus. Mr. Shimmick is our founder and presently serves as a member of our board of directors, but will resign upon the consummation of this offering. Mr. Shimmick also previously served as our Chief Executive Officer until 2005. Mr. Shimmick began his career in construction in 1955 as a Carpenter with Kiewit Pacific while he was still attending college. He worked full time for Kiewit Pacific as a structural superintendent and engineer from 1959 to 1966, constructing freeway bridges in the Los Angeles area. In 1966, Mr. Shimmick joined the Homer J. Olsen Company where he worked for 24 years in several different capacities, including as Vice President of Field Operations. Mr. Shimmick graduated from the University of California, Berkeley with a Bachelor of Science degree in Civil Engineering. He is a Registered Professional Engineer and is a member of the American Society of Civil Engineers and the Associated General Contractors of America.

Board Structure

Upon completion of the offering, our board of directors will consist of all seven of the above mentioned members. Our board of directors is divided into two classes, each of whose members will serve for staggered two-year terms. Messrs. Cocotis, Barton and Mancini will serve in the class of directors whose terms will expire at our 2016 annual meeting and Messrs. Camaur, Lessman, McKenzie and Williams will serve in the class of directors whose terms will expire at our 2017 annual meeting. Every other year less than one-half of our directors are elected at the annual meeting; therefore, two annual meetings of shareholders could be required for the shareholders to change a majority of the board.

Our board of directors has determined that Messrs. Barton, Mancini, McKenzie and Williams will be independent under applicable Nasdaq listing rules and therefore, as of the completion of the offering, a majority of the members of our board of directors will be independent directors.

Board Committees

Our board of directors plans to have an audit committee, a compensation committee and a nominating and governance committee following this offering. All the members of our audit committee, compensation committee and nominating and governance committee will be independent under applicable Nasdaq listing rules. In addition, all the members of our audit committee will be independent under Section 10A-3 of the Exchange Act. The charter for each of the committees will be available on our website at www.shimmick.com.

Audit Committee

Upon consummation of the offering, we will establish an audit committee, consisting of Messrs. Barton, Williams and Mancini, with Mr. Barton serving as Chairman. The audit committee will assist the board of directors in overseeing: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independence and qualifications of our independent registered public accounting firm; and (iv) the performance of our independent registered public accounting firm. The audit committee also will review all related party transactions. Our board of directors has determined that Mr. Barton is an audit committee financial expert within the meaning of the rules and regulations of the SEC. In addition, we must certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our board of directors has determined that Mr. Barton’s qualifications also satisfy Nasdaq’s definition of financial sophistication.

Compensation Committee

Upon consummation of the offering, we will establish a compensation committee, consisting of Messrs. Mancini and McKenzie, with Mr. Mancini serving as Chairman. The compensation committee will review and approve the compensation of our Chief Executive Officer and our other executive officers and administer and make recommendations to the board of directors with respect to our Incentive Plan and any other compensation plans. In performing these duties, the compensation committee also will evaluate the performance of our Chief Executive Officer and oversee the performance evaluation of our other executive officers and key employees.

Nominating and Governance Committee

Upon consummation of the offering, we will establish a nominating and governance committee, consisting of Messrs. McKenzie and Williams, with Mr. McKenzie serving as Chairman. The nominating and governance committee will assist the board of directors in identifying candidates qualified to become members of our board of directors, recommending a slate of nominees for election by the shareholders, recommending committee assignments for directors to the board of directors, overseeing the evaluation of the board of directors and management and developing, updating and recommending to the board of directors appropriate corporate governance principles for our company. In performing these duties, the nominating and governance committee also will review and approve compensation for non-employee directors.

Code of Ethics

Upon consummation of the offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our code of ethics will prohibit all conflicts of interest unless they have been approved or ratified by a majority of the independent directors on our board of directors (or an authorized committee of our board of directors). This code of ethics will be available on our website at www.shimmick.com.

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation earned during the two most recent fiscal years by our Chief Executive Officer and each of the next two most highly compensated executive officers for fiscal year 2015. We sometimes refer to these officers as the “named executive officers.”

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation(1) ($)	Total ($)
Paul Cocotis	2015	$406,068	—	$406,068
Chief Executive Officer and Chairman	2014	304,248	308,721	612,969
Paul Camaur	2015	370,876	—	370,876
President	2014	275,802	294,376	570,178
Jeffrey Lessman	2015	370,876	—	370,876
Executive Vice President	2014	271,120	190,238	461,358

____________

(1)      Cash bonuses earned in 2015, which will be based on achievement of performance goals as described below, have not yet been determined as of the date of this prospectus. Amounts for 2014 represent cash bonuses earned in 2014, and paid during 2015, based on achievement of performance goals as described below.

We presently do not have employment agreements with any of our named executive officers. We have evaluated the base salary for our named executive officers on an annual basis to ensure it remained commensurate with the officer’s experience, responsibilities and performance, and for cost of living adjustments.

In 2014, each of our named executive officers was eligible to receive an annual cash bonus under our short-term incentive bonus plan. There were three components to the bonus: (1) a divisional component, (2) a corporate component and (3) a profit sharing component. For Mr. Cocotis, the divisional component was computed as a percentage of base salary, with the percentage varying between 25% and 200% depending on the achievement of profitability targets for the Northwest and Southwest divisions. The corporate component was computed in a similar fashion as a percentage of base salary, but with the percentage varying between 25% and 200% based on the achievement of targets for our overall profitability. The profit sharing component was computed as a percentage of our overall net profit, with the percentage varying between 0% and 3% based on our overall return on equity (which was calculated as net profit after incentives divided by net assets). In calculating the total bonus for Mr. Cocotis, the portion of the divisional component related to the Southwest division was weighted by a factor of 35%, the portion of the divisional component related to Northwest division was weighted by a factor of 35%, the corporate component was weighted by a factor of 30% and the profit sharing component was unweighted.

For Messrs. Camaur and Lessman, the incentive bonus consisted of the same three components. The divisional and corporate components were calculated by a similar method, except that Mr. Camaur’s divisional component was based solely on the achievement of profitability targets for the Southwest division and Mr. Lessman’s divisional component was based solely on the achievement of profitability targets for the Northwest division. The profit sharing component for Messrs. Camaur and Lessman was computed as a percentage of the net profit generated by the applicable division (less an allocated portion of corporate overhead expense), with the percentage varying between 0% and 6% based on our overall return on equity. For each of Messrs. Camaur and Lessman, in calculating their total respective bonuses, the divisional component was weighted by a factor of 70%, the corporate component was weighted by a factor of 30% and the profit sharing component was unweighted.

Each of Messrs. Cocotis, Camaur and Lessman is eligible to receive an annual cash bonus under our short-term incentive bonus plan for 2015, which has terms substantially similar to the short-term incentive bonus plan for 2014.

New Executive Compensation Arrangements

New Employment Arrangements

Prior to the completion of the offering, we intend to enter into employment agreements with Messrs. Cocotis, Camaur and Lessman. The employment agreements will be for three-year terms and will renew automatically for one year, unless either party provides 120 days prior notice that such party does not desire to extend the term of the employment agreement. The employment agreements may be earlier terminated in accordance with their terms.

The employment agreements provide for a base salary of $475,000, $450,000 and $390,000 for Messrs. Cocotis, Camaur and Lessman, respectively. Each of the employment agreements also provides for annual cash and stock bonuses for the 2016 fiscal year and each year thereafter.

Mr. Cocotis will receive a performance cash bonus with a target value of 45% of his base salary based on the achievement of EBITDA goals for the company and each division (Northwest, Southwest and Quarry/New Markets). The performance cash bonus related to the company’s EBITDA performance will vary between 25% and 150% of the target bonus amount, multiplied by a weighting factor of 30%, and the performance cash bonus related to each of the three division’s EBITDA performance will vary between 25% and 200% of the target bonus amount, multiplied by a weighting factor of 23.33% for each division. Mr. Cocotis also will receive a profitability bonus equal to 1% of the company’s EBITDA. In addition, Mr. Cocotis will receive a grant of restricted stock, which will vest annually in three equal installments, with a fair market value varying between 75% and 150% of his base salary based on the achievement of EBITDA goals by the company. Each cash and stock bonus will be payable only if the company or divisional EBITDA, as applicable, reaches a minimum threshold established for such bonus.

Each of Mr. Camaur (who manages the Southwest division) and Mr. Lessman (who manages the Quarry/New Markets division) will receive a performance cash bonus on terms identical to Mr. Cocotis, except that (i) Mr. Camaur’s bonus will be based only on the company’s EBITDA performance and on the Southwest division’s EBITDA performance, with weighting factors of 30% and 70% respectively, and (ii) Mr. Lessman’s bonus will be based only on the company’s EBITDA performance and the Quarry/New Market division’s performance, with weighting factors of 30% and 70% respectively. Messrs. Camaur and Lessman also will receive a profitability bonus equal to 2% of their respective division’s EBITDA. In addition, Messrs. Camaur and Lessman will receive a grant of restricted stock, which will vest annually in three equal installments, with a fair market value varying between 75% and 150% of his base salary based on the achievement of EBITDA goals for the company and their respective divisions, with 50% of the bonus based on the company’s EBITDA performance and 50% of the bonus based on their respective division’s EBITDA performance. Each cash and stock bonus will be payable only if the company or divisional EBITDA, as applicable, reaches a minimum threshold established for such bonus.

Each executive also will be entitled to awards under the Incentive Plan as determined by the compensation committee, to participate in all employee welfare and health benefit plans provided by us, including, but not limited to, life insurance, health and medical, dental and disability plans and pension plans, and to the use of an automobile in accordance with our fleet vehicle policy.

If an executive’s employment is terminated by us without cause, by the executive for good reason or upon the executive’s death or disability, we generally must pay the executive (or his estate) (a) his base salary for a 24 month period (or, in the case of Mr. Lessman, a 12 month period), or the “severance period,” (b) an amount equal to two times (or, in the case of Mr. Lessman, one times) his annual incentive bonuses for the period immediately prior to the year in which the termination occurs, (c) all valid expense reimbursements, (d) welfare and health benefits for the executive and eligible dependents throughout the severance period, and (d) all accrued but unused vacation pay. If an executive’s employment is terminated by us for cause or by the employee without good reason, the executive will be entitled only to any unpaid compensation, benefits and reimbursements accrued through the date of termination, including base salary, annual incentive bonuses.

In the event of a change of control within two years prior to a termination by us without cause or by the executive for good reason, we will pay the executive in cash in a lump sum, no later than 30 days following termination, an amount equal to two times (or, in the case of Mr. Lessman, one times) the sum of (a) the executive’s base salary, (b) the amount of all bonuses earned by him for the performance period that ended immediately prior to the performance period in which the date of termination occurs. The executive and eligible dependents shall be entitled to continue to participate in all welfare and health benefit plans for a specified period of time after termination. A “change in control” occurs when any person or entity other than us and/or any officers or directors of ours as of the date of the employment agreement acquires securities of ours (in one or more transactions) having 50% or more of the total voting power of all our securities then outstanding.

Under the employment agreements, the executives are prohibited from disclosing confidential information about us. During the severance period, as described above, the executives shall not, without written consent of the board, directly or indirectly hire or recruit any of our employees.

Our Incentive Plan

Our board of directors and shareholders adopted the Incentive Plan on November 5, 2015 and November 18, 2015, respectively. The Incentive Plan will become effective on the effective date of the registration statement of which this prospectus forms a part.

Purpose

The purpose of the Incentive Plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential future contributions to us have been, are, or will be important to our success, an opportunity to acquire a proprietary interest in us.

Administration

The Incentive Plan will be administered by our compensation committee. The committee will be comprised solely of “outside directors,” as defined in the regulations issued under Section 162(m) of the Code, and “non-employee” directors, as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Subject to the provisions of the Incentive Plan, the committee determines, among other things, the persons to whom from time to time awards may be granted and the specific type of awards to be granted.

Stock Subject to the Incentive Plan

Our board of directors has reserved 1,500,000 shares of our common stock for issuance under the Incentive Plan. Shares of stock subject to awards that are forfeited or terminated without payment to the holder in the form of common stock will be available for future award grants under the Incentive Plan. If a holder has shares of common stock otherwise issuable upon exercise withheld, or surrenders outstanding shares, to make payment in connection with an award or to cover the withholding tax liability associated an award, the shares surrendered by the holder or withheld by the company will not be available for future award grants under the Incentive Plan.

Under the plan, in the event of a change in the number of shares of our common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split, exchange of shares of common stock or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the committee shall determine whether such change equitably requires an adjustment in the terms of any award in order to prevent dilution or enlargement of the benefits available under the plan, or in the aggregate number of shares reserved for issuance under the plan.

Eligibility

We may grant awards under the Incentive Plan to employees, officers, directors, and consultants who are deemed to have rendered, or to be able to render, significant services to us and who are deemed to have contributed, or to have the potential to contribute, to its success. An “incentive stock options” as defined in Section 422 of the Code may be granted under the plan only to a person who, at the time of the grant, is an employee of ours.

Types of Awards

Options. The committee may grant incentive stock options and options not qualifying as incentive options, or “non-qualified options.” The committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of our stock, or a “10% holder,” may not be less than 110% of the fair market value on the date of grant. An incentive stock option may only be granted within 10 years from the effective date of the Incentive Plan. An incentive stock option may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a 10% holder. The stock options generally will vest over time, typically over a four-year period.

Stock Appreciation Rights. The committee may grant stock appreciation rights to participants who have been, or are being, granted stock options under the plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash, or the committee may grant them alone and unrelated to an option. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value equal to the excess fair market value of one share of common stock over the exercise price of the stock appreciation right, multiplied by the number of shares subject to the stock appreciation rights.

Restricted Stock. The committee may grant shares of restricted stock. The committee determines, among other things, the number of shares to be awarded, the time or times within which awards of restricted stock may be subject to forfeiture, any applicable performance goals, and all other terms and conditions of the restricted stock awards.

Other Stock-Based Awards. The committee may grant other stock-based awards, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, specified subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria.

Incentive Bonuses. The committee may grant incentive bonus awards, which will confer upon the recipient the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance goals established for a performance period by the committee. The award agreement will establish, among other things, the target and maximum amount payable as an incentive bonus, the performance goals and level of achievement versus the performance goals that shall determine the amount of such payment and the term of the performance period as to which performance shall be measured for determining the amount of any payment.

Performance Awards

The committee may determine at the time an award is granted or at any time thereafter whether such award is intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code. Restricted stock awards, other stock-based awards and incentive bonus awards that are intended to qualify as performance based compensation under Section 162(m) of the Code shall be subject to the following provisions, which shall control over any conflicting provision in the Incentive Plan or any Agreement:

•         To the extent necessary to comply with the requirements of Section 162(m)(4)(C) of the Code, no later than 90 days following the commencement of any performance period or any designated fiscal period or period of service (or such earlier time as may be required under Section 162(m) of the Code), the committee shall, in writing, (a) designate the recipient to receive such award (b) select the performance criteria applicable to the performance period, (c) establish the performance goals, and amounts of such awards, as applicable, which may be earned for such performance period based on the performance criteria, and (d) specify the relationship between performance criteria and the performance goals and the amounts of such awards, as applicable, to be earned by each covered employee for such performance period.

•         Following the completion of each performance period, the committee shall certify in writing whether and the extent to which the applicable performance goals have been achieved for such performance period. In determining the amount earned under such awards, the committee may reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the committee may deem relevant, including the assessment of individual or corporate performance for the performance period.

•         No adjustment to any award may be permitted to the extent that such adjustment would cause such award to fail to so qualify as performance based compensation, unless the committee determines that the award should not so qualify.

Accelerated Vesting and Exercisability

If any one person, or more than one person acting as a group, acquires the ownership of stock of the company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the stock of the company, and the company’s board of directors does not authorize or otherwise approve such acquisition, then immediately prior to the closing of such acquisition, the vesting periods of any and all stock options and other awards granted and outstanding under the Incentive Plan shall be accelerated and all such stock options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all common stock subject to such stock options and awards on the terms set forth in the plan and the respective agreements respecting such stock options and awards. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the company acquires its stock in exchange for property is not treated as an acquisition of stock.

The committee may, in the event of an acquisition by any one person, or more than one person acting as a group, together with acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or persons, of assets from the company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the company immediately before such acquisition or acquisitions, or if any one person, or more than one person acting as a group, acquires the ownership of stock of the company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the stock of the company, which has been approved by the company’s board of directors, (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the Incentive Plan, or (ii) require a holder of any award granted under the plan to relinquish such award to the company upon the tender by the company to the holder of cash in an amount equal to the repurchase value of such award. For this purpose, gross fair market value means the value of the assets of the company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding any provisions of the Incentive Plan or any award granted thereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the plan or an award granted thereunder to fail to comply with Section 409A of the Code.

Term and Amendments

Unless terminated by the board, the Incentive Plan shall continue to remain effective until no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the effective date of the plan. The board may at any time, and from time to time, amend the plan or any award agreement, but no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Compensation Risk Analysis

We have analyzed our compensation programs and policies and determined that those programs and policies are not reasonably likely to have a material adverse effect on us.

Director Compensation

In 2014, our board of directors was comprised of Messrs. Cocotis, Camaur and Lessman and John Shimmick, our founder. Messrs. Cocotis, Camaur and Lessman also were officers and employees of ours. None of them received any compensation in connection with services as a director in 2014. For a description of all of their compensation as officers and employees, please see “—Executive Compensation — Summary Compensation Table” above.

The following table provides information regarding the compensation earned during the most recent fiscal year by our sole non-employee director, Mr. Shimmick.

Director Compensation 2014
Name	Fees Earned or Paid in Cash	Total
John Shimmick	$27,000	$27,000

While we currently do not have a definitive compensation plan for our non-employee directors after the completion of the offering, we anticipate that our non-employee directors will receive an annual cash retainer and an annual equity award grant. In addition, we anticipate that our non-employee directors will receive additional cash fees for service as committee members or chairs. We intend to set the total compensation package for non-employee directors at a level similar to that of comparable companies in our industry.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information as of December 30, 2015 with respect to the ownership of our common stock of: (a) each of our directors; (b) each named executive officer; (c) each person who is known by us to the beneficial owner of more than five percent of the outstanding shares of common stock; (d) all directors and executive officers as a group; and (c) each of the selling shareholders.

The selling shareholders are officers, directors and employees of ours, including Paul Cocotis, our Chief Executive Officer and Chairman of the Board, Paul Camaur, our President, Jeffrey Lessman and Christian Fassari, each an Executive Vice President of ours, and Scott Fairgrieve, our Chief Financial Officer, Assistant Secretary and Treasurer. Many of our officers, directors and employees are shareholders and are selling a pro rata portion of their shares in this offering.

Shares of common stock that a person has the right to acquire or will have the right to acquire within 60 days of December 30, 2015 are considered beneficially owned by such person. Such shares are deemed outstanding for calculating the percentage of outstanding shares of the person holding such right, but are not deemed outstanding for calculating the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated. The information in the table gives effect to the 125.57-for-1 stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part.

	Shares Beneficially Owned Prior to This Offering			Shares Beneficially Owned After This Offering Assuming No Exercise of the Over-Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over-Allotment Option
Name and Address of Owner(1)	Number	Percent(2)	Shares Sold in This Offering	Number	Percent(2)	Number	Percent(2)
Executive Officers and Directors:
Paul Camaur(3)	1,823,902	16.6%	353,114	1,470,788	9.7%	1,417,820	9.0%
Paul Cocotis(4)	1,648,858	15.0%	319,225	1,329,633	8.8%	1,281,748	8.1%
Jeffrey Lessman(5)	1,638,687	14.9%	317,255	1,321,432	8.7%	1,273,843	8.1%
Scott Fairgrieve(6)	680,589	6.2%	131,764	548,825	3.6%	529,059	3.4%
Christian Fassari(7)	593,318	5.4%	114,828	478,490	3.2%	461,266	2.9%
John Shimmick	—	*	—	—	*	—	*
William Barton	—	*	—	—	*	—	*
Salvatore Mancini	—	*	—	—	*	—	*
Ronald McKenzie	—	*	—	—	*	—	*
Roderick Williams	—	*	—	—	*	—	*
All executive officers and directors as a group (10 persons)	6,385,354	58.2%	1,236,186	5,149,168	34.0%	4,963,736	31.5%
Principal and Selling Shareholders:
W. Andrew Sloane	612,781	5.6%	118,636	494,145	3.3%	476,350	3.0%
Scott Laumann	438,239	4.0%	81,036	357,203	2.4%	345,048	2.2%
Brad Fales(8)	408,102	3.7%	79,010	329,092	2.2%	317,241	2.0%
Matt Kuzmick(9)	336,277	3.1%	65,072	271,205	1.8%	261,444	1.7%
James H. Draper III	282,533	2.6%	54,699	227,834	1.5%	219,629	1.4%
Brian Larsen	239,964	2.2%	46,434	193,530	1.3%	186,565	1.2%
Harry Young	217,236	2.0%	42,058	175,178	1.2%	168,869	1.1%
Joe Pacheco	214,097	2.0%	40,923	173,174	1.1%	167,036	1.1%
John White	211,586	1.9%	40,923	170,663	1.1%	164,525	1.0%
Piyush Mehta	191,494	1.7%	37,114	154,380	1.0%	148,813	*
Don Heinrich	169,520	1.5%	32,819	136,701	*	131,778	*
William Corn	154,451	1.4%	29,902	124,549	*	120,064	*
Adam Zagorski	119,292	1.1%	20,259	99,033	*	95,994	*
Trace O. Porter	109,874	*	21,231	86,643	*	85,458	*
David Steingart	106,735	*	14,181	92,554	*	90,427	*

	Shares Beneficially Owned Prior to This Offering			Shares Beneficially Owned After This Offering Assuming No Exercise of the Over-Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over-Allotment Option
Name and Address of Owner(1)	Number	Percent(2)	Shares Sold in This Offering	Number	Percent(2)	Number	Percent(2)
Robert Schraeder	82,249	*	15,883	66,366	*	63,984	*
Fernando DeLeon	59,646	*	11,588	48,058	*	46,320	*
Ben Gordon	56,507	*	10,940	45,567	*	43,926	*
Chuck Reiker	46,461	*	8,995	37,466	*	36,117	*
Derek Sappington	43,699	*	8,509	35,190	*	33,914	*
Tomonori Kamimura	42,694	*	8,266	34,428	*	33,188	*
Scott Beyma	37,044	*	4,862	32,182	*	31,453	*
Clay Cochran	33,904	*	6,564	27,340	*	26,355	*
Filip Filipic	29,258	*	5,591	23,667	*	22,828	*
Dave Kohler	28,254	*	5,429	22,825	*	22,011	*
Don Muns	28,254	*	5,429	22,825	*	22.011	*
Jared Kellum	21,599	*	4,052	17,547	*	16,939	*
Ike Riser	19,841	*	3,809	16,032	*	15,461	*
Akaporn Bhothisuwan	18,836	*	3,647	15,189	*	14,642	*
Drew Weichert	18,208	*	3,485	14,723	*	14,200	*
Rob Williams	17,580	*	3,404	14,176	*	13,665	*
Wendy Bonnell	16,325	*	3,160	13,165	*	12,691	*
Tom Kurkjian	13,185	*	2,512	10,673	*	10,296	*
Jamie Jacoby	10,172	*	1,621	8,551	*	8,308	*
Bruce MacDonald	9,418	*	1,621	7,797	*	7,554	*
Chad Hummel	4,395	*	810	3,585	*	3,463	*
Ryan Turner	3,768	*	729	3,039	*	2,930	*
Scott Bunnell	2,889	*	486	2,403	*	2,330	*
Stephen Wheeler	1,507	*	243	1,264	*	1,228	*
Matthew Schumacher	1,382	*	243	1,139	*	1,103	*
Nathan Tascik	1,382	*	243	1,139	*	1,103	*
Chris Howell	1,005	*	567	438	*	353	*
Gregory Adams	1,005	*	162	843	*	819	*
Total Principal and Selling Shareholders	10,848,002	98.9%	2,083,333	8,764,669	57.9%	8,452,169	53.6%

____________

(1)      Unless otherwise noted, each of the shareholders is an employee of ours and the address for each shareholder is 8201 Edgewater Drive, Suite 202, Oakland, CA 94621.

(2)      The percentage of ownership indicated before this offering is based on 10,963,161 shares of common stock outstanding on December 30, 2015. The percentage of ownership indicated after this offering is based on 15,129,828 shares of common stock outstanding (15,754,828 if the underwriters exercise their over-allotment option in full).

(3)      Represents shares held by Camaur Family Revocable Living Trust, over which Mr. Camaur has voting and dispositive control. Mr. Camaur is our President and a member of our board of directors. Of such shares, 116,152 are pledged to secure a loan made to the trust by a third party bank.

(4)      Represents shares held by the Cocotis Family Living Trust, over which Mr. Cocotis has voting and dispositive control. Mr. Cocotis is our Chief Executive Officer and Chairman. Of such shares, 502,280 are pledged to secure a loan made to the trust by a third party bank.

(5)      Mr. Lessman is an Executive Vice President of ours and a member of our board of directors. Of such shares, 477,166 are pledged to secure a loan made by a third party bank.

(6)      Represents 20,091 shares held by the Fairgrieve Family Living Trust, over which Mr. Fairgrieve has voting and dispositive control. Mr. Fairgrieve is our Chief Financial Officer, Assistant Secretary and Treasurer.

(7)      Mr. Fassari is an Executive Vice President of ours.

(8)      Includes 401,823 shares held by The Bradley and Kim-Ngoc Fales Family Trust, over which Mr. Fales has voting and dispositive control.

(9)      Includes 279,770 shares held by the Kuzmick Family Trust dated 9/14/07, over which Mr. Kuzmick has voting and dispositive control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Related Person Transaction Policy

Our board of directors, upon the recommendation of our nominating and corporate governance committee, will adopt a written policy with respect to related party transactions upon consummation of this offering.

Pursuant to our related person transaction policy, any related person transaction (as defined below) must be approved or ratified by a majority of the independent directors on our board of directors and by our audit committee. In determining whether to approve or ratify a transaction with related persons (as defined below), our independent directors and our audit committee may consider, among other things: (i) whether the terms of the transaction are fair to us and would apply on the same basis if the other party to the transaction did not involve a related person; (ii) whether there are compelling business reasons for us to enter into the transaction; (iii) whether the transaction would impair the independence of an otherwise independent director; and (iv) whether the transaction presents an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of his or her interest in the transaction and the ongoing nature of any proposed relationship and any other factors our board of directors and our audit committee deem relevant.

Under our related person transaction policy, a “related person transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person that involves or is expected to involve more than $120,000. A “related person” is any of our executive officers, directors or director nominees, any shareholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial interest in such entity.

Transactions with Related Persons

Each of Scott Fairgrieve, a holder of five percent of our common stock and our Chief Financial Officer, Christian Fassari, a holder of five percent of our common stock and our Executive Vice President, and W. Andrew Sloane, a holder of five percent of our common stock and our Corporate Secretary, is an employee of ours. During 2014, in connection with their employment, we paid aggregate compensation of $258,468 to Mr. Fairgrieve, $414,317 to Mr. Fassari, and $257,687 to Mr. Sloane, consisting, in each case, of base salary, cash bonuses, and other compensation. In addition, on December 30, 2015, we repurchased all 132,226 of the shares of common stock held by John Shimmick, who is presently a member of our board of directors, but who will cease to be a director upon consummation of this offering, for an aggregate of $815,559, or approximately $6.17 per share.

DESCRIPTION OF CAPITAL STOCK

The following describes our common stock, preferred stock, and certain terms of our articles of incorporation and bylaws as proposed to be in effect upon consummation of the offering. This description is a summary only and is subject to the complete text of our articles of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon completion of this offering, our amended and restated certificate of incorporation will authorize capital stock consisting of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. Immediately prior to this offering, there has been no public market for our common stock. Upon completion of this offering, there will be 15,129,828 shares of common stock outstanding (or 15,754,828 shares if the underwriters exercise their over-allotment option in full) and no shares of preferred stock outstanding, after giving effect to the 125.57-for-1 stock split with respect to our common stock. The number of shares of common stock outstanding excludes shares (201,288 at September 30, 2015) issuable in connection with bonuses earned in 2014 upon achievement of certain vesting conditions and 1,500,000 shares reserved for issuance pursuant to the Incentive Plan. Although we have applied to list our common stock on the Nasdaq Global Market, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Each share of common stock will entitle the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There will be no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to shareholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock will not carry any preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our board of directors will have the authority, without shareholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•         dividend rates;

•         whether dividends will be cumulative or non-cumulative;

•         redemption rights;

•         liquidation rights;

•         sinking fund provisions;

•         conversion or exchange rights; and

•         voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

Antitakeover Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, including the following:

Authorized Capital. The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our shareholders, the board could authorize the issuance of preferred stock or common stock without shareholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•         diluting the voting or other rights of the proposed acquirer or insurgent shareholder group;

•         creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or

•         effecting an acquisition that might complicate or preclude the takeover.

In this regard, our articles of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•         vote separately as a class on any proposed merger or consolidation;

•         cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•         elect directors having terms of office or voting rights greater than those of other directors;

•         convert preferred stock into a greater number of shares of our common stock or other securities;

•         demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•         exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our shareholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders.

Election and Removal of Directors. Our articles of incorporation and our bylaws will provide that our board of directors is divided into two classes serving staggered two-year terms, with only one class being elected each year by our shareholders. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired. A director may not be removed without cause if the votes cast against removal of the director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (even though cumulative voting is not permitted). Any vacancy occurring on the board of directors, including by reason of removal of a director, and any newly created directorship may be filled by a majority of the remaining directors in office. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for shareholders to replace a majority of the directors.

Action by Written Consent. Our articles of incorporation and our bylaws will provide that holders of our common stock are not able to act by written consent without a meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws will provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at any meeting of shareholders. Our bylaws also will specify certain requirements regarding the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our meetings of shareholders.

Amendment of Articles of Incorporation and Bylaws. Certain provisions of our articles of incorporation and bylaws as proposed to be in effect upon consummation of the offering that have antitakeover effects may be amended only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding shares of voting stock, voting together as a single class. This will have the effect of making it more difficult to amend our articles of incorporation or bylaws to remove or modify these provisions. The affirmative vote of holders of a majority of the voting power of our outstanding shares of stock will generally be able to amend other provisions of our articles of incorporation and the holders of a majority of the voting power present and entitled to vote will generally be able to amend other provisions of our bylaws.

These provisions of our articles of incorporation and bylaws could make it more difficult to acquire of control of us by means of a tender offer, merger, proxy contest or otherwise. Accordingly, these provisions could have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Limitation of Liability and Indemnification of Directors and Officers

Our articles of incorporation will provide for the elimination of liability for its directors to the fullest extent permissible under California law. Section 204 of the California Corporations Code, or the “California Code,” provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the California Code (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the California Code (concerning directors’ liability for distributions, loans, and guarantees).

Our articles of incorporation also will authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Code, subject only to the applicable limits with respect to actions for breach of duty to us and our shareholders. Our bylaws will require us to indemnify our directors and officers to the maximum extent not prohibited by the California Code and will authorize us to indemnify other employees and agents to the extent and in the manner permitted by the California Code.

In addition, we will enter into indemnification agreements with each of our directors and officers. These agreements, among other things, will require us to indemnify and advance expenses to our directors, executive officers and other key employees for certain losses, including attorneys’ fees, judgments, penalties fines and settlement amounts actually and reasonably incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees.

We also will maintain directors’ and officers’ liability insurance under which our directors and officers are insured against loss as a result of certain claims brought against them in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing of Common Stock

We have applied to list our common stock on the Nasdaq Global Market under the symbol “SCCI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the date of this prospectus, there has been no public market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. The sales of a substantial amount of common stock in the public market in the future, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

As of December 30, 2015, we have 72 holders of our common stock and 10,963,161 shares of common stock outstanding. We have no outstanding options, warrants, rights or other securities exercisable, convertible or exchangeable for shares of our common stock. However, we have granted 209,450 shares of our common stock to certain of our officers and employees in connection with bonuses earned in 2014, which shares will be issuable by us upon the achievement of certain vesting conditions. Upon the completion of this offering, we will have 15,129,828 shares of common stock outstanding (or 15,754,828 shares if the underwriters exercise their over-allotment option in full).

All of the shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate or held by our current shareholders, or issued by us in connection with the bonuses earned in 2014 upon achievement of the vesting conditions, may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. The 10,963,161 shares of common stock outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the current public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•         1.0% of the then outstanding shares of our common stock; or

•         the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed on Form 144.

Such sales by affiliates under Rule 144 are also subject to restrictions relating to the manner of sale, notice requirements and the availability of current public information about us, and to the holding period requirements set forth above if the shares are restricted securities.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits each of our employees, officers, directors, and consultants, to the extent such persons are not “affiliates” as that term is defined in Rule 144, who purchased or received our shares pursuant to a written compensatory plan or contract, to resell such shares 90 days after the effective date of this prospectus in reliance upon Rule 144, but without compliance with the specific requirements regarding the availability of public information or holding periods thereunder. Rule 701 provides that affiliates who purchased or received shares pursuant to a written compensatory plan or contract are eligible to resell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144.

Lock-Up Agreements

Substantially all of our existing shareholders prior to this offering, including our executive officers and directors and all of the other selling shareholders, have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options that may be issued. See “Underwriting — Lock-Up Agreements.”

Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock reserved for future issuance under the Incentive Plan. We expect to file this registration statement as soon as practicable after our initial public offering. Once registered, all of the shares of our common stock issued in the future under the plan may be sold without restriction or further registration under the Securities Act, unless the recipients of the shares are “affiliates” as that term is defined in Rule 144 under the Securities Act.

UNDERWRITING

We and the selling shareholders have entered into an underwriting agreement with FBR Capital Markets & Co., as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.
BB&T Capital Markets, a division of BB&T Securities, LLC
D.A. Davidson & Co.
Total	6,250,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us and the selling shareholders in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

The representative of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $    per share for the common stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $    per share for the common stock to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “SCCI.”

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenues, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Over-Allotment Option

We and the selling shareholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 937,500 additional shares from us and the selling shareholders to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions of $   .

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us and the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.8 million, which includes Company legal, accounting and printing costs and various other fees associated with registration and listing of our common stock.

Right of First Refusal

We have granted the representative a right of first refusal for a period of six months following the effective date of the registration statement of which this prospectus is a part, to act as: (i) lead underwriter and sole book runner in connection with any public offering of equity, equity-linked or debt securities or other capital markets financing by the Company, provided that the terms of any such right of first refusal are in compliance with Rule 5110(f)(2) of the Financial Industry Regulatory Authority, Inc.; (ii) sole initial purchaser and/or placement agent in any private offering of equity, equity-linked or debt securities or other capital markets financing; and (iii) financial advisor, in the event we enter into a merger or sale or similar transaction in lieu of an offering representing at least 25% of our assets or voting stock.

Lock-Up Agreements

Substantially all of our existing shareholders prior to this offering, including our executive officers and directors and all of the other selling shareholders, have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative, subject to certain exceptions.

FBR Capital Markets & Co. may, in its sole discretion and at any time or from time to time, release all or any portion of the common stock or other securities subject to the lock-up agreement. Any determination to release any common stock would be based upon a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market of the common stock, general market conditions, the number of shares of common stock or other securities proposed to be sold or otherwise transferred and the timing, purposes and terms of the proposed sale or other transfer. FBR Capital Markets & Co. does not have any present intention, agreement or understanding, implicit or explicit, to release any of the shares of common stock or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•         Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•         Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•         Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•         Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•         to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•         to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•         by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

•         in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•         it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•         in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

•         it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•         it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•         a nonresident alien individual;

•         a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•         a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax including U.S. federal gift and estate taxes, except as to the limited extent set forth below, or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•         U.S. expatriates;

•         former citizens or long-term residents of the United States;

•         controlled foreign corporations;

•         passive foreign investment companies; and

•         investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As described in “Dividends and Dividend Policy” above, we do not currently anticipate paying dividends. If we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate ordinary income tax rates. Certain certification and disclosure requirements, including delivery to the withholding agent of a properly executed IRS Form W-8ECI (or other applicable form), must be satisfied for effectively connected income to be exempt from withholding. Any such dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below in “– Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•         the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•         you are an individual and you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•         we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not a “U.S. real property holding corporation” for U.S. federal income tax purposes. Although we do not anticipate it based on our current business plans and operations, we may become a “U.S. real property holding corporation” in the future. If we have been or were to become a “U.S. real property holding corporation,” you might be subject to U.S. federal income tax (but not the branch profits tax) with respect to gain realized on the disposition of our common stock. However, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) in disposing of our common stock you did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the value of our common stock.

The estate of a nonresident alien individual generally is subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of income tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•         If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•         If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S.-related person, information reporting and backup withholding tax generally will not apply.

•         If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Foreign Accounts

The Code imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. Prospective purchasers of our common stock should consult their tax advisors regarding this legislation.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Graubard Miller, New York, New York. Nelson Mullins Riley & Scarborough LLP, Washington, DC, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Shimmick Construction Company, Inc. as of December 31, 2014, and for the year then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Shimmick Construction Company, Inc. as of December 31, 2013, and the related consolidated statements of operations and cash flows for the year ended December 31, 2013, have been audited by Burr Pilger Mayer, Inc., independent registered public accounting firm, as stated in its report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

The information appearing in this prospectus concerning the estimate of our probable reserves of in-place aggregate material in our Madera Quarry was prepared by Jeffrey Lessman, Professional Engineer, and has been included herein under the authority of said individual as an expert with respect to such matters. Mr. Lessman is our Executive Vice President and a member of our board of directors and the holder of 1,638,687 shares of our common stock (with a value of $19.7 million based an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus). Mr. Lessman will sell 317,255 of such shares in this offering (or 364,844 of such shares if the underwriters exercise their over-allotment option in full).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following the declaration of effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, we will be required to file current, quarterly and annual reports, proxy statements and other information without charge with the SEC. You may read and copy this registration statement and those reports, proxy statements and other information at the public reference facility maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

INDEX TO FINANCIAL INFORMATION

PAGE
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F-2–F-3
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Shimmick Construction Company, Inc.

We have audited the accompanying consolidated balance sheet of Shimmick Construction Company, Inc. (the “Company”) as of December 31, 2014, and the related consolidated statements of operations and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shimmick Construction Company, Inc. as of December 31, 2014, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the 2014 financial statements have been restated to correct a misstatement.

/s/ Moss Adams LLP

San Francisco, California
December 7, 2015, except for the effects of the stock split
discussed in Note 18 — Subsequent Events to the
consolidated financial statements, as to which the date is
December 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Shimmick Construction Company, Inc.

We have audited the accompanying consolidated balance sheet of Shimmick Construction Company, Inc. (a California S-Corporation) (the “Company”) as of December 31, 2013, and the related consolidated statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shimmick Construction Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc.

San Francisco, California
September 11, 2015, except for the effects of the 2015 stock split described in Note 18 for which the date is December 30, 2015

SHIMMICK CONSTRUCTION COMPANY, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		September 30,	Pro Forma Shareholders’ Equity September 30,
	2013	2014	2015	2015
		(Restated)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ($30,760, $27,164 and $26,009 related to construction joint ventures (“Construction JVs”))	$34,730	$40,248	$31,636
Receivables ($34,352, $43,372 and $54,788 related to Construction JVs)	84,558	106,442	126,338
Costs and estimated earnings in excess of billings on uncompleted contracts ($9,010, $11,634 and $23,552 related to Construction JVs)	11,822	14,486	26,290
Inventories	3,585	3,353	3,361
Prepaid expenses ($7,582, $7,066 and $3,098 related to Construction JVs)	11,934	10,324	5,148
Other current assets	794	732	1,379
Total current assets	147,423	175,585	194,152
PROPERTY AND EQUIPMENT, net ($18,589, $2,825 and $2,572 related to Construction JVs)	61,914	54,364	60,862
INVESTMENTS IN AFFILIATES	1,930	1,880	1,721
OTHER ASSETS	4,155	4,217	4,256
TOTAL ASSETS	$215,422	$236,046	$260,991

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$5,370	$2,636	$2,885
Trade payables ($6,430, $10,561 and $14,735 related to Construction JVs)	32,833	38,654	36,795
Retentions payable ($6,244, $4,573 and $3,903 related to Construction JVs)	10,085	11,190	9,888
Billings in excess of costs and estimated earnings on uncompleted contracts ($30,686, $25,733 and $30,868 related to Construction JVs)	46,211	49,095	58,410
Accrued expenses ($11,983, $13,925 and $18,262 related to Construction JVs)	15,676	28,733	36,233
Other current liabilities	—	1,699	—
Total current liabilities	110,175	132,007	144,211
LONG-TERM DEBT, net of current portion	32,924	24,115	26,640
OTHER LONG-TERM LIABILITIES	—	7,539	9,841
SHIMMICK CONSTRUCTION COMPANY, INC. SHARES SUBJECT TO MANDATORY REDEMPTION (NOTE 15)	57,191	63,063	68,632
TOTAL LIABILITIES	200,290	226,724	249,324
COMMITMENTS AND CONTINGENCIES
EQUITY
Shimmick Construction Company, Inc. shareholders’ equity:
Common stock, $0.0001 par value, 100,000 shares authorized; 10,424 shares issued and outstanding as of September 30, 2015	—	—	—	$1
Additional paid-in capital	—	—	—	68,631
Total Shimmick Construction Company, Inc. shareholders’ equity	—	—	—	68,632
Noncontrolling interests	15,132	9,322	11,667	11,667
TOTAL EQUITY	15,132	9,322	11,667	$80,299
TOTAL LIABILITIES AND EQUITY	$215,422	$236,046	$260,991

See accompanying notes.

SHIMMICK CONSTRUCTION COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
		(Restated)	(Unaudited)
Contract revenues	$285,893	$319,629	$219,594	$360,551
Cost of contract revenues	279,942	293,409	200,058	332,733
Gross profit	5,951	26,220	19,536	27,818
General and administrative expenses	10,387	15,424	11,077	16,090
Income (loss) from operations	(4,436)	10,796	8,459	11,728
Equity (loss) in net earnings of affiliates	82	(188)	(34)	(160)
Other income (expense), net
Interest expense	(1,101)	(1,424)	(999)	(898)
Other	616	(76)	(336)	90
Total other expense, net	(485)	(1,500)	(1,335)	(808)
Net income (loss)	(4,839)	9,108	7,090	10,760
Less/add: Net loss (income) attributable to noncontrolling interests	5,899	16	(157)	(3,340)
Net income attributable to Shimmick Construction Company, Inc.	$1,060	$9,124	$6,933	$7,420

Unaudited pro forma information:

Pro forma provision for income taxes	$—	$(2,353)	$(1,832)	$(2,802)
Pro forma net income attributable to Shimmick Construction Company, Inc.	$1,060	$6,771	$5,101	$4,618

Pro forma net income per share attributable to Shimmick Construction Company, Inc.:
Basic		$0.65	$0.49	$0.44
Diluted		$0.60	$0.45	$0.41

Weighted average shares of common stock:
Basic		10,409	10,408	10,423
Diluted		11,348	11,344	11,332

See accompanying notes.

SHIMMICK CONSTRUCTION COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
		(Restated)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(4,839)	$9,108	$7,090	$10,760
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,991	5,208	3,901	2,989
Stock-based compensation	—	804	240	2,162
Loss (income) from investment under equity method	165	50	(39)	159
Loss (gain) on sale of assets	57	—	(577)	(328)
Changes in assets and liabilities:
Receivables	23,235	(11,071)	(11,996)	(13,792)
Costs and estimated earnings in excess of billings on uncompleted contracts	54	(2,664)	(1,648)	(11,804)
Inventories	(130)	232	215	(8)
Prepaid expenses	(1,091)	1,610	2,432	5,176
Other current assets	(133)	62	62	—
Other assets	(3,197)	(163)	(630)	(40)
Trade payables	8,176	5,821	1,724	(1,857)
Retentions payable	(1,976)	1,105	167	(1,302)
Billings in excess of costs and estimated earnings on uncompleted contracts	8,959	2,884	1,459	9,315
Accrued expenses	(2,532)	11,038	7,743	7,764
Other current liabilities	—	1,699	—	—
Net cash provided by operating activities	32,739	25,723	10,143	9,194
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(5,025)	(3,984)	(2,218)	(9,652)
Proceeds from sale of property and equipment	227	1,182	1,848	387
Net change in due from joint ventures and other receivables	(14,220)	(9,365)	(8,367)	(6,104)
Net cash used in investing activities	(19,018)	(12,167)	(8,737)	(15,369)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on long-term debt	7,554	1,308	6,000	23,468
Payments on long-term debt	(10,126)	(8,713)	(3,369)	(21,118)
Payments on capital leases	(670)	(354)	(354)	—
Contributions from noncontrolling interests	250	9,297	9,297	—
Distributions to noncontrolling interests	(5,311)	(8,521)	(7,050)	(1,000)
Distributions to shareholders	(200)	(1,350)	(750)	(3,700)
Issuances of common stock	1,189	295	—	560
Payment of deferred offering costs	—	—	—	(647)
Net cash provided by (used in) financing activities	(7,314)	(8,038)	3,774	(2,437)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,407	5,518	5,180	(8,612)
CASH AND CASH EQUIVALENTS, beginning of period	28,323	34,730	34,730	40,248
CASH AND CASH EQUIVALENTS, end of period	$34,730	$40,248	$39,910	$31,636

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$1,093	$1,371	$552	$898

NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment financed with notes payable	$735	$208	$208	$—
Redemption of common stock in exchange for issuance of notes payable	6,046	497	249	397
Redemption of common stock in exchange for cancellation of notes receivable	381	95	95	215
Sale of property and equipment in exchange for cancellation of long-term debt	—	4,490	—	—
Accrued distributions to shareholders	—	1,700	—	—

See accompanying notes.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Shimmick Construction Company, Inc. (the “Company”) is a general engineering contractor engaged in various construction activities in the western United States, with primary operations in California. Work is performed under fixed-price and cost-plus-fee contracts. These contracts are undertaken by the Company or in partnership with other contractors through joint ventures. In addition, the Company mines and processes aggregates and operates a plant that produces construction materials for internal use and for sale to third parties.

Basis of Presentation

The Company’s consolidated financial statements include the accounts of Shimmick Construction Company, Inc. and its consolidated subsidiaries. See discussion of construction joint ventures (“Construction JVs”) below. All material intercompany accounts and transactions have been eliminated.

The consolidated balance sheet as of September 30, 2015 and the consolidated statements of operations and cash flows for the nine months ended September 30, 2014 and 2015 are unaudited. These unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s consolidated financial position as of September 30, 2015 and their results of operations and cash flows for the nine months ended September 30, 2014 and 2015. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other future period.

As further discussed in Note 15, all of the Company’s common stock is considered mandatorily redeemable under the terms of the Buy/Sell Agreements entered into with each shareholder, and therefore the Company has reflected the carrying value of the common shares and the related retained earnings as a long-term liability for all periods presented. Accordingly, earnings per share and consolidated statements of shareholders’ equity for each historical period reflect no activity and hence are excluded from the Company’s historical consolidated financial statements. In contemplation of its initial public offering, however, the Company has presented its unaudited pro forma shareholders’ equity as of September 30, 2015, and its unaudited pro forma basic and diluted net income per share attributable to common shareholders for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015, which have been computed to give effect to the pro forma termination of all Buy/Sell Agreements as of the beginning of the respective period or the date of issuance, if later. The unaudited pro forma shareholders’ equity does not include any assumed proceeds from the proposed initial public offering.

In accordance with normal practice in the construction industry, assets and liabilities related to construction contracts are included in current assets and current liabilities in the accompanying consolidated balance sheets. The duration of construction contracts entered into by the Company generally range from 1 to 4 years. All other assets and liabilities that are expected to be liquidated in the next twelve months are included in current assets and liabilities.

Joint Ventures and Consolidations

As is typical in the construction industry, the Company participates in Construction JVs, each of which is formed to complete a specific contract jointly controlled by the joint venture partners. The Construction JV agreements typically provide that the Company’s interests in any profits and assets, and its respective share in any losses and liabilities resulting from the performance of the contract are limited to its stated percentage interest in the project. The Company has no significant commitments beyond completion of the contracts. The operational risks of each Construction JV are passed along to the joint venture partners. As the Company absorbs its share of these risks, its investment in each Construction JV is exposed to potential losses.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), the Company assesses its joint ventures at inception to determine if any

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

meet the qualifications of a variable interest entity (“VIE”). The Company considers a joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, the Company reassesses its initial determination of whether the joint venture is a VIE. The majority of the Company’s joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support.

Construction JVs that are determined to be VIEs are consolidated if the Company is determined to be the primary beneficiary as defined by ASC 810 and related standards. The factors the Company uses to determine the primary beneficiary of a VIE include both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities and voting rights of the respective parties in determining whether it qualifies as the primary beneficiary. As required by ASC 810-10-45, the Company has separately disclosed on the face of the consolidated statements of operations for all periods presented the amount of net income attributable to the Company and the amount of net income attributable to noncontrolling interests.

As is common in the construction industry, when the Company is not the primary beneficiary and not required to consolidate a Construction JV, the proportionate consolidation method of accounting is used, whereby the Company recognizes its proportionate share of revenues, costs and profits in its consolidated statements of operations and its proportionate share of assets and liabilities in its consolidated balance sheets. For certain other investments not considered to be variable interest entities in which the Company does not exercise control, the Company uses the equity method of accounting. Under the equity method, the Company’s investment is carried at cost, plus or minus the Company’s equity in the increases and decreases in the investee’s net assets after the date of acquisition. The Company’s share of the net income or loss of the investee is included in equity (loss) in net earnings of affiliates on the Company’s consolidated statements of operations. Dividends received from the investee reduce the carrying amount of the investment. Equity method investments are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. No instances of impairment were noted on the Company’s equity method investment for the years ended December 31, 2013 and 2014, or for the nine months ended September 30, 2015.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in preparing these consolidated financial statements include estimated units put in place and estimated units to complete contracts in progress, which have a direct effect on gross profit. These estimates are based on information available through the date of availability of the consolidated financial statements. Therefore, actual amounts could vary significantly from those estimates.

Revenue Recognition
Contract revenues from claims against customers and others on construction projects are recognized when realization is probable, the amount can be reasonably estimated and the claim has a reasonable legal basis. As further described below, claims involve the use of estimates, and it is reasonably possible that revisions to estimated recoverable amounts of recorded claims may be made in the near-term.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

We enter into cost-plus-fee contracts under which we earn revenues for costs incurred plus a percentage profit. Claims under cost-plus-fee contracts are considered reasonably estimable if the costs incurred can be accumulated in accordance with the terms of the contract. In such contracts, our efforts, measured by labor expended and materials used, typically represent the contractual milestones or input measure, which is the contractual earnings pattern. The Company’s cost-plus-fee contracts generally do not contain provisions for guaranteed maximum price, target penalties, or rewards related to overall performance of the contracts.

Revenues from fixed-price construction contracts are recognized when an executed contract is in place on the percentage of completion method, measured by units of production. Units of production is a recognized industry methodology for aggregating various quantifiable units of measure, depending on the type of work being performed. The units of measure used by the Company include cubic yards of concrete, square feet of formwork and linear feet of pipe. Contract costs include direct material, equipment and labor costs, subcontract costs and indirect costs related to contract performance, such as supplies, repairs and insurance costs. The Company believes it has a reasonable basis for estimating costs, although because of inherent uncertainties in estimations, revenues and gross margins on a fixed-price contract may fluctuate significantly period-to-period. These estimates are impacted by changes in various factors, including projected labor hours, labor rates, job performance, job conditions, contract settlement costs, material costs, and equipment availability.

Revenues from fixed price construction contracts represented more than 99% of the Company’s revenues for the years ended December 31, 2013 and 2014, and 92% (unaudited) of the Company’s revenues for the nine months ended September 30, 2015. The remaining revenues in the most recent period were generated from cost-plus-fee contracts.

Provisions for estimated losses on uncompleted contracts or contracts with pending change orders are made in the period in which such losses are determined. The Company recognizes revenues from change orders and claims upon approval of the change order, settlement of the claim or when recovery of the costs is considered probable. The Company recognized costs and revenues (to the extent of costs incurred) related to unapproved change orders of $8.8 million, $1.9 million, $1.5 million and $6.8 million for the years ended December 31, 2013 and 2014, and the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

Approved change orders and claims, as well as changes in related estimates of costs to complete, are considered revisions in estimates. The Company uses the cumulative catch-up method applicable to construction contract accounting to account for revisions in estimates. Under this option, revisions in estimates are accounted for in their entirety in the period of change. Pre-contract costs are expensed as incurred.

The Company accounts for multiple contracts as a single contract if the contracts were entered into with a single customer, were negotiated with an overall profit margin objective and pertain to interrelated work at the same construction site (or sites in close proximity). For all periods presented, the Company accounted for each contract as a standalone contract, and no contracts were combined for accounting purposes. All contracts with governments and agencies and many of the Company’s other construction contracts provide for contract termination at the customer’s convenience, under which terms the Company is generally entitled to payment for work performed through the date of termination. Because the majority of the Company’s contracts have been with government agencies, historical collection risk has been low.

The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized. These amounts will generally be billable or recognizable, as applicable, in the next twelve months. The Company generally considers collection risk to be low. When events or conditions indicate that the amounts outstanding may become uncollectible, an allowance is estimated and recorded.

Concentration of Credit Risk and Revenue

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high-quality institutions. The Company’s receivables are from customers in the United States. Ongoing credit evaluations of the Company’s

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

customers are performed, and collateral is not required to secure payment. Laws provide the Company an ability to file mechanics’ liens on real property improved for private customers in the event of non-payment by such customers.

During the year ended December 31, 2013, four customers accounted for 14%, 11%, 10% and 10% of the Company’s consolidated revenues. During the year ended December 31, 2014, three customers accounted for 22%, 19% and 11% of the Company’s consolidated revenues. During the nine months ended September 30, 2015, three customers accounted for 22%, 16% and 11% (unaudited) of the Company’s consolidated revenues.

As of December 31, 2013, two customers each accounted for 17% of the Company’s consolidated receivables. As of December 31, 2014, two customers accounted for 14% and 13% of the Company’s consolidated receivables. As of September 30, 2015, three customers accounted for 30%, 22% and 10% (unaudited) of the Company’s consolidated receivables.

Concentration of Labor

Approximately 49% of the Company’s employees are members of 33 unions. Two of the union bargaining agreements will become due for renegotiation in the three months ending December 31, 2015, which will affect 5% of the union workforce.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Included in other assets was approximately $3.4 million of cash at each consolidated balance sheet date that was restricted to secure certain bank borrowings. The Company’s access to joint venture cash may be limited by the provisions of its Construction JV agreements.

Fair Value of Financial Instruments

The carrying value of receivables, payables and other amounts arising out of normal contract activities, including retentions, approximates fair value due in part to their short-term nature. The Company believes the rate and term of its long-term debt are consistent with the market for such instruments and that the carrying value of long-term debt approximates fair value.

Inventories

Inventories consist of various construction and quarry materials that have not been charged to specific contracts. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees related to the initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of September 30, 2015, the Company had capitalized $647,000 (unaudited) of deferred offering costs in other current assets on the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	20 to 40 years
Machinery, equipment, and vehicles	3 to 20 years
Office furniture and equipment	3 to 5 years

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Mineral rights and permits are expensed based on the usage of and revenue generated by depleted reserves. Repairs and maintenance are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets consist primarily of property and equipment. The evaluation of each asset includes an evaluation to determine if events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. If events or changes in circumstances indicate that a asset’s carrying amount may not be recoverable, recoverability is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Investments accounted for under the equity method are evaluated for impairment using the other-than-temporary impairment model, which requires an impairment charge to be recognized if the carrying amount of the Company’s investment exceeds its fair value, and the decline in fair value is deemed to be other than temporary.

Events or changes in circumstances, which would cause us to review an asset’s recoverability include, but are not limited to:

•         significant decreases in the market price of the asset;

•         significant adverse changes in legal factors or the business climate;

•         significant changes to the development or business plans in connection with an asset;

•         accumulation of costs significantly in excess of the amount originally expected for the acquisition, development or construction of the asset; and

•         current period cash flow or operating losses combined with a history of losses, or a forecast of continuing losses associated with the use of the asset.

The Company determined that no events or changes in circumstances occurred during the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, that would cause management to review the recoverability of its long-lived assets and therefore no impairment charges for long-lived assets were recorded in those periods.

Income Taxes

The Company has elected S Corporation status under which income and losses from the Company are included in the personal income tax returns of the shareholders. Consequently, the accompanying consolidated financial statements do not include a material provision for income taxes. It is the Company’s intention to distribute cash to its shareholders in amounts necessary to fund their personal income tax liabilities resulting from the corporation’s income.

Upon its initial public offering, the Company intends to change its federal income tax status from S Corporation to C Corporation. In connection therewith, its statutory tax rate (U.S. federal and state taxes, net of federal benefit) will increase from 1.5% to approximately 40%. The Company has presented unaudited pro forma provisions for income taxes for historical periods that represent the estimated provisions that would have been recorded had the Company operated as a C Corporation in those periods. See Note 16.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the provisions of ASC 718, Compensation — Stock Compensation (“ASC 718”). Under ASC 718, the fair values of stock options granted are recognized as compensation expense in the Company’s consolidated statements of operations over the requisite service

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

periods. The Company records the issuance of common shares in exchange for non-recourse notes as the issuance of an option to purchase common stock, with the fair value calculated using the Black-Scholes method recognized over the vesting period. The non-recourse notes have an interest rate that is tied to LIBOR. Accordingly, because the stock options are linked to a third-party index, they are classified as a liability on the Company’s consolidated balance sheets. The liability is remeasured at each reporting date based upon changes in the options’ fair values, with the changes being recorded as stock-based compensation in the Company’s consolidated statements of operations. See Note 14.

Under the provisions of the Company’s Long Term Incentive Plans for Fiscal 2014 and 2015 (“2014/2015 LTIPs”), certain employees may earn awards that are subject to both performance and service conditions. The performance provisions provide for an annual performance period, which is the 12 months commencing at the beginning of each fiscal year, and the granting of cash or stock awards (at the Company’s election) subsequent to the end of the year based upon defined levels of return on equity. The service provisions provide for vesting of the cash or stock awards contingent upon the employee’s continued service. Upon the completion of the performance period, if the Company elects to issue stock awards, the number of awards issued is based upon the per share value of the Company’s underlying common stock and the underlying shares are issuable as the awards vest. The grant date is determined by the Company to be the date on which a decision is made to settle the awards in stock, the number of shares issuable is determined and the recipients of the awards are notified of the settlement. The grant date conclusion has no significant impact on the accounting of the 2014/2015 LTIPs because the awards are subject to fair value remeasurement at each reporting period. Amounts settled in either cash or stock awards are subject to future vesting conditions for a period of one to four years, which is contingent upon future service. See Note 13.

The Company accounts for the 2014/2015 LTIPs as follows:

•         During the performance period — The probability of achieving the performance condition is evaluated each reporting period, and if determined to be probable, the related compensation expense is recorded over the requisite performance and service periods as stock-based compensation expense in the Company’s consolidated statements of operations. In accordance with ASC 718, because these awards contain both a service condition and a performance condition, the Company uses a graded tranche attribution method to recognize the stock-based compensation expense over the requisite performance and service periods. In the event that compensation expense is recorded during the performance period and the Company reduces its projection of performance to be achieved or if vesting conditions are not met, compensation expense is reversed.

•         Subsequent to the performance period — In the event that the performance conditions are met, the obligation is settled at the Company’s election in either cash or stock awards and expense is recorded as either stock-based compensation expense or cash compensation expense. As outlined above, a graded tranche attribution method is used to record the compensation expense over the remaining service period. Stock awards are subject to fair value remeasurement at each reporting date based upon changes in the fair value of the Company’s underlying common stock, with the adjustments recorded to stock-based compensation due to the liability classification. In the event that compensation expense is recorded during the performance and service periods and performance or vesting conditions are not achieved and the awards do not vest, previously-recorded compensation expense is reversed.

The 2014/2015 LTIP awards are classified as a long-term liability in the Company’s consolidated balance sheets due to their variable dollar amount and variable share settlement feature during the performance period pursuant to ASC 480-10-25 and due to the classification of the Company’s underlying shares subsequent to the performance period.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which provides guidance for revenue recognition. ASU 2014-09’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers based upon the consideration to which the company expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of this new standard by one year and to permit early

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

adoption beginning as of the original effective date of the new standard. The Company will be required to implement ASU 2014-09 commencing with its quarter ending March 31, 2019. The guidance permits an entity to apply the standard retrospectively to all prior periods presented, with certain practical expedients, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method and is currently assessing the potential impact of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern,” which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and provide related footnote disclosures. ASU 2014-15 is effective for annual and interim reporting periods beginning on or after December 15, 2016. Early adoption is permitted for financial statements that have not been previously issued. The standard allows for either a full retrospective or modified retrospective transition method. The Company does not expect this standard to have any impact on the Company’s consolidated financial statements upon adoption.

In February 2015, the FASB issued ASU 2015-02 “Consolidation (Topic 810), Amendment to the Consolidation Analysis,” which amends existing consolidation guidance, including amending the guidance related to determining whether an entity is a variable interest entity. The update is effective for annual periods beginning after December 15, 2016 and for interim periods within annual periods beginning after December 15, 2017. The guidance may be applied using a modified retrospective approach whereby the entity records a cumulative effect of adoption at the beginning of the fiscal year of initial application. A reporting entity may also apply the amendments on a full retrospective basis. The Company is currently evaluating the potential impact of this authoritative guidance on its consolidated financial statements.

NOTE 2 — RESTATEMENT OF PREVIOUSLY-ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated its previously-issued consolidated financial statements as of and for the year ended December 31, 2014 to correct for errors in the accounting for its 2014 LTIP and the recording of related stock-based compensation.

As previously reported, the Company originally recorded the entire value of the 2014 LTIP awards as compensation expense in its consolidated statement of operations for the year ended December 31, 2014. Because the share issuances are subject to future vesting which is contingent upon future employment, the value of the 2014 LTIP awards should have been attributed over the entire performance and service periods using a graded tranche attribution method to recognize the stock-based compensation expense (see Note 1, Stock-Based Compensation). For the 2014 LTIP, the awards contain two vesting tranches, and compensation expense is recognized over the requisite performance and service period of each tranche (two years and five months and five years and five months from the service inception date of January 1, 2014). Accordingly, the Company restated its 2014 financial statements to reduce stock-based compensation expense from the amount originally recorded (approximately $1.4 million) to the amount attributable to the proportion of the elapsed requisite performance and service periods ($320,000) (Note 13).

The following tables summarize the corrections on the affected financial statement line items as of and for the year ended December 31, 2014 (in thousands, except per share amounts):

	Year Ended December 31, 2014
	As Previously Reported	Restatement Adjustments	Unaudited Pro Forma Income Taxes(1)	As Restated
Consolidated Statements of Operations Data
General and administrative expenses	$16,459	$(1,035)		$15,424
Net income attributable to Shimmick Construction Company, Inc.	8,089	1,035		9,124
Unaudited pro forma net income per share attributable to Shimmick Construction Company, Inc.:
Basic	$0.78	$0.10	$(0.23)	$0.65
Diluted	$0.72	$0.09	$(0.21)	$0.60

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — RESTATEMENT OF PREVIOUSLY-ISSUED CONSOLIDATED FINANCIAL STATEMENTS(cont.)

	As of December 31, 2014
	As Previously Reported	Restatement Adjustments	As Restated
Consolidated Balance Sheet Data
Accrued expenses	$29,768	$(1,035)	$28,733
Shimmick Construction Company, Inc. shares subject to mandatory redemption	62,028	1,035	63,063

____________

(1)      Unaudited pro forma income taxes represents the impact on unaudited pro forma net income per share attributable to Shimmick Construction Company, Inc. of estimated provisions for income taxes that would have been recorded had the Company operated as a C Corporation (Note 16). These amounts are disclosed separate from restatement adjustments in order to reconcile previously reported and as restated per share amounts.

NOTE 3 — REVISIONS IN CONTRACT ESTIMATES

Revenue and gross profit recognition related to fixed-price construction contracts are based on estimates of future project costs. If there is insufficient information to reasonably estimate profitability on a project, revenue recognition is limited to costs incurred. Estimates vary in the normal course of business, and the Company’s future revenue and gross profit may be significantly impacted by future variations.

The following summarizes the impact on gross profit recorded in each period based on changes in contract estimates made during such period that individually had an impact on estimated gross profit at completion of $500,000 or more. The amounts are segregated between changes that increased and changes that decreased gross profit (dollars in millions):

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(unaudited)
Increases to Gross Profit:
Number of projects	7	8	5	3
Range of increases to gross profit	3.3% – 20.2%	1.0% – 27.6%	1.1% – 6.6%	0.0% – 4.6%
Aggregate increases to gross profit	$0.5	$3.6	$0.6	$3.6

Decreases to Gross Profit:
Number of projects	7	4	3	2
Range of decreases to gross profit	0.8% – 16.5%	2.3% – 8.2%	1.9% – 3.2%	1.6% – 2.1%
Aggregate decreases to gross profit	$12.5	$5.8	$2.6	$5.4

The estimates revised primarily consisted of projected labor hours, labor rates, contract settlement costs, material costs and equipment costs.

NOTE 4 — FAIR VALUE MEASUREMENTS

The fair values of certain assets and liabilities are measured and disclosed. Pursuant to the terms of ASC Topic 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company discloses its financial assets and financial liabilities that are re-measured and reported at fair value each reporting period and its non-financial assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. This standard further describes three levels of inputs that may be used to measure fair value:

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — FAIR VALUE MEASUREMENTS (cont.)

Level 1    Quoted prices in active markets for identical assets or liabilities.

Level 2    Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the active market approach to measure fair value for financial assets and liabilities. It reports separately each class of assets and liabilities measured at fair value on a recurring basis.

The following table sets forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014 and September 30, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2013
Cash and cash equivalents	$34,730	$—	$—	$34,730
Restricted cash	3,447	—	—	3,447
	$38,177	$—	$—	$38,177

December 31, 2014
Cash and cash equivalents	$40,248	$—	$—	$40, 248
Restricted cash	3,446	—	—	3,446
Long-term royalty obligation	—	—	(6,871)	(6,871)
Liability classified equity instruments	—	—	(804)	(804)
	$43,694	$—	$(7,675)	$36,019

September 30, 2015 (unaudited)
Cash and cash equivalents	$31,636	$—	$—	$31,636
Restricted cash	3,446	—	—	3,446
Long-term royalty obligation	—	—	(6,457)	(6,457)
Liability classified equity instruments	—	—	(2,966)	(2,966)
	$35,082	$—	$(9,423)	$25,659

Restricted cash is included in other assets and long-term royalty obligations are included in other long-term liabilities in the accompanying consolidated balance sheets. Royalty obligations are further discussed in Note 8. Liability classified equity instruments include shares issued pursuant to non-recourse notes (Note 14) and restricted shares to be issued pursuant to the 2014/2015 LTIPs (Note 13).

NOTE 5 — RECEIVABLES

Receivables as of December 31, 2013 and 2014 and September 30, 2015 consist of the following (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Contract receivables	$31,896	$45,502	$50,394
Securities in escrow for contract retentions	26,364	18,508	22,542
Retentions	10,312	15,633	20,499
Due from joint ventures and other receivables	15,986	26,799	32,903
Total receivables	$84,558	$106,442	$126,338

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — RECEIVABLES (cont.)

Contract receivables represent amounts billed to customers under construction contracts and do not bear interest. Contract receivables and securities in escrow for contract retentions consist exclusively of balances due from government agencies.

California law requires that retentions held on certain public works contracts be placed in interest-bearing escrow accounts with interest accruing to the benefit of the prime contractor. These accounts, referred to as securities in escrow for contract retentions, consist of treasury bills, federal government notes, money market funds, and municipal bonds, carried at cost, which approximates fair value. The allowable investments which can be made in securities in escrow for contract retentions are limited to highly-graded U.S. and municipal government debt obligations, and investment grade commercial paper and certificates of deposit which limit credit risk on these balances. Retentions and securities in escrow for contract retentions due in greater than one year were $24.3 million, $33.4 million and $27.6 million (unaudited) at December 31, 2013 and 2014 and September 30, 2015, respectively. As of each balance sheet date presented, there were no receivables for unapproved change orders and/or claims.

Contract receivables are due almost entirely from government agencies, and the Company incurred no significant write-offs of receivables for all periods presented. Based upon a review of outstanding contracts receivable, historical collection information and existing economic conditions, management has determined that no allowance for doubtful accounts was required at December 31, 2013 and 2014, and September 30, 2015.

NOTE 6 — CONTRACTS IN PROGRESS

As of December 31, 2013 and 2014 and September 30, 2015, the Company had net billings in excess of costs and estimated earnings on uncompleted contracts as follows (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Costs and earnings on uncompleted contracts	$740,681	$842,006	$1,202,125
Less: Billings to date	775,070	876,615	1,234,245
Net billings in excess of costs and estimated earnings on uncompleted contracts	$(34,389)	$(34,609)	$(32,120)

These amounts are included in the accompanying consolidated balance sheets at December 31, 2013 and 2014 and September 30, 2015 under the following captions (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Costs and estimated earnings in excess of billings on uncompleted contracts	$11,822	$14,486	$26,290
Billings in excess of costs and estimated earnings on uncompleted contracts	(46,211)	(49,095)	(58,410)
Net billings in excess of costs and estimated earnings on uncompleted contracts	$(34,389)	$(34,609)	$(32,120)

As of December 31, 2013 and 2014, and September 30, 2015, certain costs and estimated earnings in excess of billings on uncompleted contracts pertained to unapproved change orders due to pending customer disputes and litigation (Note 11). These amounts were $8.8 million, $10.7 million and $17.5 million, respectively, of which $8.8 million, $5.4 million and $7.9 million were expected to be collected after one year.

NOTE 7 — JOINT VENTURES

Construction Joint Ventures

The Company was involved with open Construction JV projects at each consolidated balance sheet date as follows (dollars in millions).

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — JOINT VENTURES (cont.)

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Number of projects	7	6	6
Total value of contracts	$2,043	$2,030	$2,115
Company’s portion of contracts	$880	$855	$928
Company’s portion of remaining revenues	$508	$407	$297

For certain of its Construction JVs, the Company is determined to be the primary beneficiary and it is required to consolidate all of the venture’s assets and liabilities. The assets and liabilities of all Construction JVs that are recorded by the Company for which the Company is the primary beneficiary are included in its consolidated balance sheets for all periods presented.

For certain other Construction JVs, the Company is not determined to be the primary beneficiary, and it has consolidated its proportional share of revenues, costs and profits in its consolidated statements of operations and its proportionate share of assets and liabilities in its consolidated balance sheets. The following table includes the carrying amount and classification of the assets and liabilities in the Company’s consolidated balance sheets that relate to the proportionally consolidated Construction JVs (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Current assets	$46,145	$46,185	$59,955
Property and equipment, net	2,518	2,825	2,572
Total assets	48,663	49,010	62,527
Current liabilities	38,550	39,305	52,900
Net assets of proportionally consolidated Construction JVs	$10,113	$9,705	$9,627

The following includes a rollforward of noncontrolling interests included as a component of equity in the Company’s consolidated balances sheets (in thousands):

BALANCE, January 1, 2013	$26,176
Noncontrolling contributions	250
Noncontrolling distributions	(5,311)
Net loss attributable to noncontrolling interests	(5,899)
Other	(84)
BALANCE, December 31, 2013	15,132
Noncontrolling contributions	9,297
Noncontrolling distributions	(8,521)
Reduction in connection with Shimmick-Baker acquisition	(6,468)
Net loss attributable to noncontrolling interests	(16)
Other	(102)
BALANCE, December 31, 2014	9,322
Net income attributable to noncontrolling interests	3,340
Noncontrolling distributions	(1,000)
Other	5
BALANCE, September 30, 2015 (unaudited)	$11,667

The Company’s maximum exposure to loss as a result of its involvement with these Construction JVs cannot be quantified. Each venture partner bears its share of the profitability risk as defined in the Construction JV agreement. There are no other guarantees or commitments by the Company that would increase the Company’s exposure to loss.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — JOINT VENTURES (cont.)

The Company contributes capital as necessary to these construction joint ventures in order to meet the cash flow requirements of the projects.

Other Joint Ventures

The following table includes assets and liabilities of other joint ventures that the Company is not required to consolidate, and therefore has included as a component of investments in affiliates in its consolidated balance sheets (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Current assets	$1,703	$1,022	$3,043
Property and equipment, net	22,874	30,132	42,868
Total assets	24,577	31,154	45,911
Current liabilities	24,564	31,613	46,769
Net assets (liabilities)	13	(459)	(858)
Less: Partners’ interest	(7)	276	515
Shimmick’s investments in affiliates	$6	$(183)	$(343)

NOTE 8 — ACQUISITION OF SHIMMICK-BAKER LLC

In October 2010, the Company entered into a joint venture (“Shimmick-Baker LLC”) for the purpose of holding land and mineral rights in Madera, California on which the Company is operating a quarry. The Company intends to operate the quarry for the purpose of commercial production and sale of quarry materials, associated minerals, and asphalt concrete products and developing and owning real property. Also in October 2010, the Company and the joint venture entered into a land lease transaction over the term of the operating permit of approximately 50 years, under which the Company acquired the right to use the land, mineral rights and improvements in exchange for royalties generated from future quarry sales. Through September 30, 2014, the Company considered Shimmick-Baker LLC to be a variable interest entity under ASC 810, and its operations and financial position were consolidated, with the 50% noncontrolling interests included as a single line item in its consolidated balance sheets and consolidated statements of operations.

In November 2014, Shimmick purchased the remaining shares in Shimmick-Baker LLC for $1.2 million in cash and an obligation to pay to the selling joint venture partner royalties from future quarry sales. On the date of the purchase transaction, the Company eliminated the noncontrolling interests from its consolidated financial statements and established a royalty obligation of approximately $6.9 million, which was determined based on a revenue estimate to be generated by the quarry over the next thirty years, discounted to present value.

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and 2014 and September 30, 2015 consisted of the following (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Land	$11,081	$11,081	$11,681
Building and improvements	14,341	14,830	20,735
Machinery, equipment and vehicles	47,873	33,105	34,919
Mineral rights	10,108	10,108	10,108
Office furniture and equipment	3,145	3,298	3,369
Permits	2,163	2,163	2,163
	88,711	74,585	82,975
Less: Accumulated depreciation and amortization	(26,797)	(20,221)	(22,113)
	$61,914	$54,364	$60,862

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT (cont.)

Depreciation and amortization expense for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015 was $6.0 million, $5.2 million and $3.0 million (unaudited), respectively, which was primarily included in cost of contract revenues in the accompanying consolidated statements of operations.

Equipment under capital leases with total cost of $4.9 million and accumulated depreciation of $3.7 million at December 31, 2013 is included in machinery, equipment, and vehicles. There was no equipment under capital leases as of December 31, 2014 or September 30, 2015.

In June and December 2014, the Company entered into multiple sale-leaseback transactions related to machinery and equipment with a carrying cost of approximately $14.4 million and a net book value of approximately $6.5 million. Under the terms of the agreements, the Company received cash proceeds of $2.6 million and a direct repayment of debt of $4.5 million. The Company realized a gain of $586,000, which in accordance with ASC 840-40, Sale-Leaseback Transactions, was deferred and will be recognized in subsequent periods as an offset to operating lease expense.

NOTE 10 — ACCRUED EXPENSES

Accrued expenses at December 31, 2013 and 2014 and September 30, 2015, consisted of the following (in thousands):

	December 31,		September 30,
	2013	2014	2015
		(restated)	(unaudited)
Construction materials and subcontractors	$14,240	$19,408	$24,935
Payroll-related	1,436	5,595	10,024
Other	—	3,730	1,274
	$15,676	$28,733	$36,233

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company is party to various agreements and legal proceedings incidental to its business. Management does not expect the resolution of these matters to have a material adverse effect on the financial position of the Company. The Company is contingently liable for commitment and performance guarantees arising from the normal performance of its contracts.

Minimum future commitments under non-cancellable operating leases as of September 30, 2015, were (in thousands) (unaudited):

Years ending December 31,
2015 (3 months)	$835
2016	3,235
2017	2,958
2018	2,157
2019	138
$9,323

The Company’s Construction JV agreements define each partner’s management role and financial responsibility in the project. The amount of operational exposure is generally limited to the Company’s stated ownership interest. However, due to the joint and several nature of the performance obligations under these contracts, if one of the Company’s joint venture partners fails to perform, the joint venture’s remaining partners are responsible for performance of the outstanding work. Each partner provides a surety bond to address the risk to the other partners, and therefore the Company has not provided for any potential costs it may incur under joint and severable provisions. We do not expect our obligations to have a material impact on our financial position, results of operations or cash flows in future periods.

One of the Company’s unconsolidated VIEs has debt; however, such debt is non-recourse in nature, and the Company’s maximum exposure to loss as a result of its investment is limited to the aggregate of the carrying value of the investment and future funding commitments.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENCIES (cont.)

In the ordinary course of business, the Company has entered into certain commercial agreements that include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses incurred. Further, the Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by California corporate law. The Company’s insurance policies typically cover losses that may arise out of such indemnification. The Company has not incurred material litigation or settlement costs related to these indemnification provisions, and it does not expect these provisions to have an impact on its future financial position, operating results or cash flows.

Under the terms of a certain fixed-price contract as of September 30, 2015, the Company anticipates a cost overrun at completion of approximately $21 million. It recorded a loss of approximately $5 million in the nine months ended September 30, 2015, but it has not recorded the remaining loss exposure of $15.8 million as it believes the recovery of the excess costs to be incurred is probable. The Company’s assessment is based on its conclusion that it has a legal basis for the unapproved change order or claim, the additional costs were caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in its performance, the costs are identifiable and reasonable based on the work performed and the evidence supporting the unapproved change order or claim is objective and verifiable. The Company’s policy is to only record revenue from unapproved change orders or claims to the extent that contract costs relating to the claim or unapproved change order has been incurred because the ultimate outcome of unapproved change orders or claims is uncertain until finalized. The impact of this uncertainty on the Company’s future financial position and operating results could range from zero to a loss of $15.8 million.

In the years ended December 31, 2012 and 2013, the Company experienced increases in its estimated costs in connection with the San Vicente Dam Raise project, which is a 65% owned Construction JV. In 2013, the Company submitted a claim to the owner for additional compensation. The owner, in turn, assessed liquidated damages in the amount of $23.3 million, alleging that the Company failed to complete the project on time. The Company has not paid the liquidated damages. The Company’s position is that the owner should have granted an extension of time for differing site conditions and other factors, and in 2014 filed a lawsuit seeking $48 million in damages, including recovery of liquidated damages. The Company recorded its share of the loss on this project in the years ended December 31, 2012 and 2013 without consideration of the liquidated damages, as the Company believes a time extension was warranted and the owner improperly assessed the liquidated damages. Through September 30, 2015, the Company recognized $7.4 million in revenue related to the claim. The ultimate outcome of the assessment of liquidated damages, if any, under this contract has not been resolved as of the date of the consolidated financial statements and the Company has not recorded a loss provision. The impact on the Company’s future financial position and operating results could range from zero to a loss of $15.1 million. Contract retentions have not been released, and their collectability is uncertain pending resolution of the liquidated damages dispute. The amounts included in retentions receivable on this project at December 31, 2013 and 2014 and September 30, 2015 were $13.6 million, $13.7 million and $13.7 million (unaudited), respectively.

On September 12, 2014, one of the Company’s joint ventures filed suit against Tyco Valves & Controls, LP, now known as Pentair Valves & Controls (US) LP, or “Tyco,” a supplier on the San Vicente Project, seeking approximately $14 million in damages. The joint venture claims that Tyco did not supply equipment timely, and as a result is responsible for portions of the liquidated damages alleged in the dispute described above. Approximately $11.5 million of the claim against Tyco is for liquidated damages, which will only be pursued if the Company is determined to be responsible for liquidated damages. Tyco filed a cross-complaint against the joint venture and its sureties seeking release of approximately $2 million withheld for purchase orders. The Company does not expect the resolution of these complaints, the cost of which could range from zero to $2 million, to have a material impact on its future financial position, operating results or cash flows.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — LONG-TERM DEBT

Long-term debt at December 31, 2013 and 2014 and September 30, 2015 consisted of the following (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Notes payable to banks	$25,639	$20,704	$25,494
Notes payable to former shareholders, interest at 2.75% due upon satisfaction of certain restrictions in the Company’s Buy/Sell Agreements	6,046	2,614	805
Equipment financing, interest from 2.70% to 6.50%, maturing at various dates through December 2018	6,609	3,433	3,226
Total long-term debt	38,294	26,751	29,525
Less: current portion	(5,370)	(2,636)	(2,885)
Total long-term debt, net of current portion	$32,924	$24,115	$26,640

Line of Credit Facility

In October 2012, the Company entered into an $18 million line of credit with a commercial bank, with interest at one-month LIBOR plus 1.75% (1.95% at September 30, 2015), and expiring April 2017. The line of credit is subject to an annual review by the bank, and subject to certain financial covenants. At December 31, 2014, the Company was not in compliance with the maximum debt-to-tangible-net-worth ratio covenant of 1.50. In May 2015, the Company obtained a waiver for the non-compliance and the maximum debt-to-tangible-net-worth ratio covenant was increased from 1.50 to 2.50. Available borrowings within covenant restrictions at September 30, 2015, were $18 million.

Letter of Credit Facility

In 2012, the Company entered into a $500,000 credit facility with a commercial bank, under which letters of credit are issued to finance commercial transactions. The Company had outstanding letters of credit amounting to $233,000, $250,000 and $250,000 (unaudited) at December 31, 2013 and 2014 and September 30, 2015, respectively.

Notes Payable to Banks

Notes payable to banks at December 31, 2013 and 2014 and September 30, 2015 consisted of the following (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Note payable to bank, secured by accounts receivable, inventory and equipment, payable in monthly installments of $131,000 including interest at one month LIBOR plus 2.75% (2.95% at September 30, 2015) through November 2019.	$8,323	$7,016	$6,011
Note payable to bank, secured by equipment, payable in monthly installments of $164,000 including interest at 2.84%.	4,629	—	—
Note payable to bank, secured by real estate, payable in monthly installments of $42,000 including interest at 8.13%.	5,713	5,565	—
Note payable to bank, secured by real estate, payable in monthly installments of $12,000, including interest at 5.00% through January 2018. A balloon payment is due at the end of the loan term	1,710	1,652	—
Note payable to bank, secured by real estate, payable in monthly installments of $15,000, including interest at 5.00%.	2,164	2,091	—
Note payable to bank, interest at prime (3.25% at September 30, 2015) secured by a deposit account; interest only monthly payments through January 2017. A balloon payment is due at the end of the loan term. The note is guaranteed by the Company.	3,100	3,100	3,100

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — LONG-TERM DEBT (cont.)

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Note payable to bank, interest at 4.38% through November 2019 secured by interest in the real estate; interest only monthly payments through December 2015 with principal payments beginning in 2016. Loan capacity is $7.4 million. A balloon payment is due at the end of the loan term, November 2035.	—	1,280	7,255
Note payable to bank, secured by real estate, payable in monthly installments of $25,662 including interest at 5-year Treasury Note rate plus 2.5% (3.87% at September 30, 2015) through May 2020.	—	—	4,983
Note payable to bank, secured by real estate, payable in monthly installments of $11,365 including interest at prime plus 0.75% (4.0% at September 30, 2015) through March 2025.	—	—	2,119
Note payable to bank, secured by real estate, payable in monthly installments of $8,763 including interest at prime plus 0.75% (4.00% at September 30, 2015) through March 2026.	—	—	1,648
Other	—	—	378
	$25,639	$20,704	$25,494

In March 2015, the Company extended the maturity date of the $3.1 million note payable to a bank from January 2015 to 2017. Accordingly, the note payable is shown as a long-term liability as of December 31, 2014 and September 30, 2015.

Future maturities of long-term debt as of September 30, 2015 were (unaudited; in thousands):

2015 (3 months)	$847
2016	4,291
2017	6,456
2018	3,243
2019	2,222
Thereafter	12,466
$29,525

NOTE 13 — PENSION AND INCENTIVE PLANS

Defined Benefit Pension Plans

The Company contributes to a number of multiemployer defined benefit pension plans under the collective bargaining agreement terms that cover its union-represented employees. The risks of participating in these multiemployer plans differ from those of single employer plans in the following respects:

•         Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•         If a participating employer stops contributing to the plan, then the unfunded obligations of the plan may be borne by the remaining participating employers.

•         If the Company chooses to stop participating in some of its multiemployer plans, then it may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — PENSION AND INCENTIVE PLANS (cont.)

The zone status is based on information that the Company received from the plans and is certified by the plans’ actuary. Among other factors, plans in the red zone are less than 65% funded, plans in the yellow zone are between 65-80% funded, and plans in the green zone are more than 80% funded. The Company does not anticipate any significant increases in funding requirements pertaining to red zone plans.

The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective bargaining agreements to which the plans are subject.

Company contributions are based upon employee service provided and are not subject to any defined minimum contributions. The Company’s participation in these plans for the annual period ended December 31, 2013 and 2014 and September 30, 2015, is outlined in the table below.

The EIN/Plan Number column provides the EIN and the three-digit plan number, if applicable.

						Shimmick Construction Company, Inc. Contributions (in thousands)
		Pension Protection Act Zone Status		FIP/RP Status Pending/	Surcharge	Year Ended Dec. 31		9-mos ended Sept. 30	Collective Bargaining Agreement
Pension Fund	EIN/Plan Number	2013	2014	Implemented	Imposed	2013	2014	2015	Exp. Date
								(unaudited)
Plan Year May 31, 2014 and 2013
Laborers Pen Trust Fund for Nor Cal – Annuity Plan	94-6277608/001	Red	Yellow	Yes	No	$550	$480	$915	6/30/2019

California Ironworkers Field Pension Trust	95-6042866/001	Yellow	Yellow	Yes	No	183	57	194	6/30/2017

Plan Year ending June 30, 2014 and 2013
Operating Engineers Pension Trust	95-6032478/001	Yellow	Red	Yes	No	400	384	1,416	6/30/2016

Southern California IBEW-NECA Pension Trust Fund	95-6392774	Green	Yellow	N/A	N/A	950	443	416	11/30/2016

San Diego County Cement Masons’ Pension Plan	95-6267660	Yellow	Yellow	Yes	N/A	220	3	—	6/30/2017

Plan Year ending August 31, 2013 and 2012
Carpenters Pension Trust Fund for Northern California	94-6050970/001	Red	Red	Yes	No	356	714	937	6/30/2019

Plan Year ending December 31, 2014 and 2013
OE Pension Trust Fund	94-6090764/001	Yellow	Red	Yes	No	457	533	1,065	6/30/2019

IBEW Local 595 Pension Plan	94-6279541/001	Green	Green	N/A	N/A	457	110	61	5/31/2016

Southwest Carpenters Pension Trust	95-6042875/001	Green	Green	N/A	N/A	336	198	438	6/30/2016

Construction Laborers Pension Trust Fund for Southern California	43-6159056/001	Green	Green	N/A	N/A	325	343	789	6/30/2015

All other funds						631	461	764
						$4,865	$3,726	$6,995

In addition, the Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to maximum allowable under federal tax regulations. The Company made contributions to the 401(k) Plan of $217,000 and $747,000 (unaudited) for the year ended December 2014 and the nine months ended September 30, 2015, respectively.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — PENSION AND INCENTIVE PLANS (cont.)

Long Term Incentive Plans for Fiscal Years 2014 and 2015

Effective January 1, 2014 and 2015, the Company implemented the 2014/2015 LTIPs which have both performance-based and time-based criteria. The performance provisions provide for an annual performance period, which is the 12 months commencing at the beginning of each fiscal year, and the granting of cash or stock awards (at the Company’s election) subsequent to the end of the year based upon defined levels of return on equity. The service provisions provide for vesting of the cash or stock awards contingent upon the employee’s continued service. Upon the completion of the performance period, if the Company elects to issue stock awards, the number of awards issued is based upon the per share value of the Company’s underlying common stock at the end of the last day of the performance period. Amounts settled in either cash or stock awards are subject to future vesting conditions for a period of one to four years.

The following table includes compensation earned during the performance periods, stock-based compensation expense recorded, the impact of fair value changes and unrecognized stock-based compensation at September 30, 2015 related to the 2014/2015 LTIPs (in thousands):

	Compensation Earned	Fair Value	Stock-Based Compensation Expense				Unrecognized Stock-Based
	During Performance Period	Changes through Sept. 30, 2015	Nine Months Ended Sept. 30, 2014	Year Ended Dec. 31, 2014	Nine Months Ended Sept. 30, 2015	Cumulative through Sept. 30, 2015	Compensation at Sept. 30, 2015
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
2014 LTIP	$1,355	$598	$240	$320	$527	$847	$1,106
2015 LTIP	1,363	—	—	—	253	253	1,110
Total LTIP	$2,718	$598	$240	$320	$780	$1,100	$2,216

The stock-based compensation expense recorded was based upon the value of the awards and the proportion of the service period that has lapsed relative to the entire service period of each vesting tranche. The Company recorded liabilities of $320,000 and $1.1 million at December 31, 2014 and September 30, 2015, respectively, related to the 2014/2015 LTIPs.

2014 LTIP — The 2014 LTIP included a range of potential compensation of approximately $1.4 million to $3.3 million based upon a range of achieved return on equity of 10% to 25% or greater. In May 2015, based upon its fiscal 2014 operating results, the Company determined that its 2014 return on equity was 13.4% and earned compensation was approximately $1.4 million, and it authorized the future issuance of the following common shares to employee participants under the 2014 LTIP based upon a per share value of $6.17 (the fair value at December 31, 2014), subject to continued employment through the dates of vesting and other restrictions:

Future Issuance Date	Shares
May 1, 2016	52,362
May 1, 2019	157,088
Total	209,450

The following table summarizes 2014 LTIP activity for the nine months ended September 30, 2015:

	Common Share Units Subject to Vesting	Fair Value per Share(1)
Unvested, December 31, 2014	—	$—
Granted (May 1, 2015)	209,450	7.53
Vested	—	—
Forfeited/canceled	(8,162)	7.53
Unvested, September 30, 2015	201,288	9.70

____________

(1)      The common share units are remeasured at the end of each reporting period because such awards are classified as a liability in the Company’s consolidated balance sheets.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — PENSION AND INCENTIVE PLANS (cont.)

The fair value of share awards is determined by management based on a probability weighted market analysis which estimates the fair value based upon various liquidity scenarios. These liquidity scenarios include unobservable inputs, which include the estimated probability of an initial public offering. Should the Company continue its current plans to complete an initial public offering, the fair value of these share awards is expected to increase significantly in future periods.

2015 LTIP —The Company’s total obligation under the 2015 LTIP based upon the return on equity to be generated in the year ending December 31, 2015 at the 10% to 25% or greater achievement is from $767,000 to $2.4 million. As of September 30, 2015, the Company estimated total compensation to be earned under the 2015 LTIP of approximately $1.4 million.

NOTE 14 — RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, the Company received or assumed non-recourse promissory notes issued in connection with the issuance of its common shares. No additional notes were received or issued in connection with the issuance of the Company’s common shares subsequent to December 31, 2012. At December 31, 2013 and 2014 and September 30, 2015, the Company had outstanding notes receivable from employee shareholders totaling $4.6 million, $4.2 million and $3.8 million (unaudited) issued in connection with the purchase of 930,975, 841,569 and 748,522 common shares (unaudited), respectively. These notes bear variable interest rates based on LIBOR ranging between 2.01% and 4.65%. Pursuant to ASC 718, because these shareholder notes are non-recourse, the Company has not recorded the issuance of either the common shares or the notes receivable, and the issuances have been accounted for as a stock option until the non-recourse promissory notes are repaid. Further, the common shares were excluded from the pro forma basic net income per common share calculations. See Note 16.

The value of the options upon issuance of the notes in 2012 and the impact to periods through September 2014 were not recorded because they were determined to be immaterial.

During the quarter ended December 31, 2014, the Company recorded stock-based compensation expense of $484,000 related to an amendment to these shareholder notes that extended the payment term by twelve months. This amendment occurred on December 31, 2014, which is determined as the modification date. The compensation expense, which was calculated based on the Black-Scholes method, was recorded on the modification date as there was no vesting condition, and a liability was established on the modification date as the interest generated under the non-recourse notes was indexed to LIBOR. During the nine months ended September 30, 2015, the Company recorded an additional $1.4 million of stock-based compensation related to revaluing the liability to fair value.

The following assumptions were used to calculate the related stock-based compensation:

	December 31, 2014	September 30, 2015
		(unaudited)
Expected term (in years)	1.0	0.25
Risk-free interest rate	0.25%	0.01%
Expected volatility	30.2%	40.7%
Expected dividend rate	0%	0%
Exercise price	$5.55	$5.55
Fair value of common shares	$6.17	$9.70

The assumptions are based on the following for each of the periods presented.

•         Expected Term — The simplified method was used because of the limited history of exercise activity, and these instruments meet the criteria of “plain-vanilla” options as defined by the SEC. The simplified method calculates the expected term as the average of the vesting and contractual terms of the awards.

•         Risk Free Interest Rate — Based on U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — RELATED PARTY TRANSACTIONS (cont.)

•         Expected Volatility — Because the Company has no significant trading history by which to determine the volatility of its common stock price, the expected volatility being used is derived from the historical stock volatilities of a representative industry peer group of comparable publicly-listed companies over a period approximately equal to the expected term of the options.

•         Expected Dividend Rate — The Company has not declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future.

•         Forfeiture — The Company did not apply the estimated forfeiture rate because of the limited number of terminations in the Company’s history and management’s expectation that this trend will continue in the future.

If any assumptions used in the Black-Scholes model change significantly, stock-based compensation may differ materially compared with the stock-based compensation previously recognized.

As of December 31, 2013 and 2014, and September 30, 2015, the Company had a receivable from an affiliated company accounted for under the equity method of accounting of $8.8 million, $12.2 million and $18.0 million (unaudited), respectively. These amounts are recorded as a component of receivables in the accompanying consolidated balance sheets.

During all periods presented, the Company purchased workers’ compensation and commercial general liability insurance from an insurance company in which it has approximately a 2% equity interest. Premiums paid to the insurance company were approximately $3.8 million, $3.4 million and $1.9 million (unaudited) for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, respectively.

NOTE 15 — STOCK REDEMPTION AGREEMENTS

The Company has entered into a buy/sell agreement (“Buy/Sell Agreement”) with each of its shareholders that includes, among other things, the Company’s obligation to repurchase and the shareholder’s obligation to sell to the Company its shares upon various events, including death and employee termination. In accordance with the terms of the Buy/Sell Agreement, the per share repurchase price is based on a book value per share calculation, and payment is due in a combination of cash and promissory notes. Pursuant to SEC Regulation S-X Rule 5-02.27, the Company’s common shares are classified as a long-term liability, “Shimmick Construction Company, Inc. Shares Subject to Mandatory Redemption,” in the accompanying consolidated balance sheets. The Company anticipates obtaining shareholders’ consent to effect the termination of these Buy/Sell Agreements prior to its initial public offering, without the payment of any consideration to the shareholders and without any further obligation on the part of the Company.

The liability “Shimmick Construction Company, Inc. shares subject to mandatory redemption” in the accompanying consolidated balance sheets consists of (in thousands):

	December 31,		September 30,
	2013	2014	2015
			(unaudited)
Common stock	$16,086	$16,173	$16,554
Retained earnings	41,105	46,890	52,078
Total Shimmick Construction Company, Inc. shares subject to mandatory redemption	$57,191	$63,063	$68,632

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — STOCK REDEMPTION AGREEMENTS (cont.)

The following table includes the activity in the components of shares subject to mandatory redemption through September 30, 2015 (in thousands):

				Shimmick Construction Company, Inc. Shares Subject
	Common Stock		Retained	to Mandatory
	Shares	Amount	Earnings	Redemption
BALANCE, January 1, 2013	11,225	$15,353	$45,836	$61,189
Issuances of common stock	88	483	—	483
Redemptions of common stock	(1,081)	(455)	(5,591)	(6,046)
Payments on shareholder notes	161	705	—	705
Net income attributable to Shimmick Construction Company, Inc.	—	—	1,060	1,060
Distributions	—	—	(200)	(200)
BALANCE, December 31, 2013	10,393	16,086	41,105	57,191
Redemptions of common stock	(83)	(208)	(289)	(497)
Payments on shareholder notes	67	295	—	295
Net income attributable to Shimmick Construction Company, Inc.	—	—	9,124	9,124
Distributions	—	—	(3,050)	(3,050)
BALANCE, December 31, 2014	10,377	16,173	46,890	63,063
Issuances of common stock	56	331	—	331
Redemptions of common stock	(58)	(165)	(232)	(397)
Payments on shareholder notes	49	215	—	215
Net income attributable to Shimmick Construction Company, Inc.	—	—	7,420	7,420
Distributions	—	—	(2,000)	(2,000)
BALANCE, September 30, 2015 (unaudited)	10,424	$16,554	$52,078	$68,632

Effective upon the Company’s conversion from an S corporation to a C corporation, retained earnings will be included as a component of additional paid-in capital. Excluded from the above at January 1, 2013, December 31, 2013, December 31, 2014 and September 30, 2015 are 1,177,092, 930,975, 841,569 and 748,522 common shares issued in connection with notes receivable from shareholders, respectively. See Note 14.

NOTE 16 — SUPPLEMENTAL UNAUDITED PRO FORMA TAX PROVISION, NET INCOME ATTRIBUTABLE TO SHIMMICK CONSTRUCTION COMPANY, INC AND EARNINGS PER SHARE INFORMATION

Because the Company determined that its common shares are mandatorily redeemable under the terms of its Buy/Sell Agreements, pursuant to ASC 480-10, Other Presentation Matters, all of its shares are excluded from shareholders’ equity and earnings per share calculations. As described in Note 15, the Company anticipates obtaining shareholders’ consent to effect the termination of these Buy/Sell Agreements prior to its initial public offering, without the payment of any consideration to the shareholders and without any further obligation on the part of the Company. Accordingly, the Company has presented pro forma basic and diluted earnings per share, calculated including the redeemable common shares, in the accompanying consolidated statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015. There were no outstanding common stock equivalents for any of the periods presented.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SUPPLEMENTAL UNAUDITED PRO FORMA TAX PROVISION, NET INCOME ATTRIBUTABLE TO SHIMMICK CONSTRUCTION COMPANY, INC AND EARNINGS PER SHARE INFORMATION (cont.)

The Company has included unaudited pro forma provisions for income taxes in its consolidated statements of operations for each period presented which represent the estimated provisions that would have been recorded had the Company operated as a C Corporation.  In making these estimates for the years ended December 31, 2013 and 2014, the Company has included research and experimentation tax credits that it believes would have been available to offset both federal and state income taxes payable had the Company operated and filed taxes as a C Corporation for these periods. The underlying research and experimentation activities relate to efforts to improve the productivity or quality of various construction activities, and are classified as cost of contract revenues in the accompanying consolidated statement of operations. Credits generated were $1.1 million and $1.4 million for the years ended December 31, 2013 and 2014, respectively. No such credits were included in the estimates for the nine months ended September 30, 2015 because the underlying statutes expired in 2014 and have not been extended.  Because of changes in various factors including the amount and composition of taxable income, the amount of non-deductible expenses and the availability of research and experimentation tax credits, the Company’s effective tax rates in future periods may differ significantly from these historical pro forma estimates.

The following table sets forth the computation of unaudited pro forma basic and diluted earnings per Shimmick Construction Company, Inc. share (in thousands, except per share amounts):

	Year Ended December 31,	Nine Months Ended September 30,
	2014	2014	2015
		(unaudited)
Numerator:
Pro forma net income attributable to Shimmick Construction Company, Inc. – unaudited	$6,771	$5,101	$4,618

Denominator:
Weighted average common shares outstanding, basic	10,409	10,408	10,423
Add: Dilutive effect of shares to be issued in connection with the 2014/2015 LTIPs	52	39	114
Add: Dilutive effect of shares issued in exchange for employee shareholder notes receivable	887	897	795
Weighted average common shares outstanding, diluted	11,348	11,344	11,332

Pro forma net income per share attributable to Shimmick Construction Company, Inc. – unaudited:
Basic	$0.65	$0.49	$0.44

Diluted	$0.60	$0.45	$0.41

NOTE 17 — SEGMENT INFORMATION

The Company’s chief operating decision makers are a group comprised of its Chief Executive Officer, its President, its two Executive Vice Presidents and its Chief Financial Officer. This group reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

The Company’s business is divided into two reportable business segments, Construction Projects and Construction Materials. The Construction Projects segment performs various construction projects with a large portion of the work focused on new construction and improvement of streets, roads, highways, bridges, site work, underground, power-related facilities, utilities and other infrastructure projects. The Construction Projects segment contains two operating units, the Northwest Division and the Southwest Division, that are aggregated into the single reportable segment.

SHIMMICK CONSTRUCTION COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SEGMENT INFORMATION (cont.)

The Construction Materials segment mines and processes aggregates and operates plants that produce construction materials for internal use and for sale to third parties.

The following tables include the revenues and long-lived assets by segment (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(unaudited)
Revenues
Construction Projects	$285,893	$319,629	$219,594	$359,922
Construction Materials	—	—	—	629
Consolidated	$285,893	$319,629	$219,594	$360,551

	As of December 31,		As of September 30,
	2013	2014	2015
			(unaudited)
Long-Lived Assets
Construction Projects	$59,269	$51,523	$51,956
Construction Materials	8,730	8,938	14,883
Consolidated	$67,999	$60,461	$66,839

All of the Company’s revenues are generated in the United States and all of the Company’s long-lived assets are located in the United States.

NOTE 18 — SUBSEQUENT EVENTS

In preparing its consolidated financial statements as of and for the year ended December 31, 2014, the Company evaluated subsequent events for recognition, measurement and disclosure purposes through September 14, 2015, the date the financial statements were originally issued, and December 30, 2015, the date the financial statements reports were reissued.

In December 2015, the Company effectuated a split of its shares of common stock, upon which each common share was split into approximately 125.57 common shares. All of the share and per share amounts in these consolidated financial statements and footnotes have been adjusted to reflect the 125.57:1 stock split.

In December 2015, in connection with the stock split, the Company increased the number of common shares it was authorized to issue to 100,000,000 shares (par value of $0.0001 per share).

In December 2015, the Company repurchased 209,077 shares from terminated employees for $1.3 million pursuant to the provisions of Buy/Sell Agreements (Note 15).

6,250,000 Shares

Common Stock

______________

PROSPECTUS

, 2016

______________

Sole Book-Running Manager

FBR

Co-Managers

BB&T Capital Markets	D.A. Davidson & Co.

Through and including    , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses, other than the underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$8,685
FINRA filing fee	13,438
Nasdaq listing fee	125,000
Legal fees and expenses	485,000
Printing expenses	50,000
Accounting fees and expenses	465,904
Transfer agent fees and expenses	5,000
Miscellaneous	606,966
Total	$1,759,993

Item 14. Indemnification of Officers and Directors.

Section 317 of the California Corporations Code, or the “California Code,” authorizes a corporation to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, as the term “agent” is defined in section 317(a) of the California Code, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. A corporation is further authorized to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Section 204 of the California Code provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the California Code (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the California Code (concerning directors’ liability for distributions, loans, and guarantees).

Section 204 further provides that a corporation’s articles of incorporation may not limit the liability of directors for any act or omission occurring prior to the date when the provision became effective or any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to a corporation’s shareholders for any violation of a director’s fiduciary duty to the corporation or its shareholders.

Our articles of incorporation will provide for the elimination of liability for its directors to the fullest extent permissible under California law and will authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Code, subject only to the applicable limits with respect to actions for breach of duty to us and our shareholders.

Our bylaws will require us to indemnify our directors and officers to the maximum extent not prohibited by the California Code against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its agent. As included in our bylaws as proposed to be in effect upon consummation of the offering, a “director” or “officer” will include any person (a) who is or was a director or officer of ours, (b) who is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of ours or of another enterprise at the request of such predecessor corporation. Our bylaws also will contain provisions authorizing us to indemnify each of our employees and agents to the extent and in the manner permitted by the California Code against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its agent. As included in our bylaws as proposed to be in effect upon consummation of the offering, an “employee” or “agent” (other than a director or officer), will include any person who (a) is or was an employee or agent of ours, (b) is or was serving at our request as an employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or (c) was an employee or agent of a corporation which was a predecessor corporation of ours or of another enterprise at the request of such predecessor corporation.

Our bylaws further will provide that we may advance expenses incurred in defending any proceeding for which indemnification is required or permitted, following authorization thereof by the board of directors, prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall be determined ultimately that the indemnified person is not entitled to be indemnified as authorized by our bylaws. The indemnification provided for in our bylaws will not be deemed exclusive of any other rights those seeking indemnification may be entitled under any agreement with us, any statute, any provision of our articles of incorporation or any action taken by our directors or shareholders.

In addition, we will enter into indemnification agreements with each of our directors and officers, and will maintain directors’ and officers’ liability insurance under which our directors and officers are insured against loss (as defined in the policy) as a result of certain claims brought against them in such capacities.

Item 15. Recent Sales of Unregistered Securities

On December 31, 2012, we issued 539,071 shares of our common stock to certain of our officers and employees for an aggregate purchase price of $2,989,891. On December 31, 2013, we issued 87,648 shares of our common stock to certain of our officers and employees for an aggregate purchase price of $483,197. In May 2015, we granted awards that included the potential future issuance of up to 209,450 shares of our common stock to certain of our officers and employees in payment of bonuses with a total value of approximately $1,600,000. The shares will be issuable upon the achievement of certain vesting conditions. On September 20, 2015, we issued 55,879 shares of our common stock to certain of our officers and employees for an aggregate purchase price of $331,000. Each of these issuances was made in reliance on Rule 701 under the Securities Act of 1933, as amended. The issuances were made for compensatory purposes pursuant to a written plan or contract, a copy of the plan or contract was delivered to each purchaser, the number of shares sold in any 12 month period did not exceed 15% of the number of outstanding shares as of the most recent fiscal year end and the amount sold in any 12 month period did not exceed $5,000,000.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Articles of Incorporation.*
3.2	Form of Amended and Restated Articles of Incorporation.*
3.3	Bylaws.*
3.4	Form of Amended and Restated Bylaws.*
4.1	Form of Stock Certificate.*
5.1	Opinion of Graubard Miller.*
10.1	2014 Short-Term Incentive Plan.*
10.2	Incentive Plan.*
10.3	Business Loan Agreement, dated as of May 12, 2015, by and between Shimmick Construction Company, Inc. and Umpqua Bank.*
10.4	Commercial Security Agreement, dated as of May 12, 2015, by and between Shimmick Construction Company, Inc. and Umpqua Bank.*
10.5	Form of Employment Agreement between Shimmick Construction Company, Inc. and Paul Cocotis.*
10.6	Form of Employment Agreement between Shimmick Construction Company, Inc. and Paul Camaur.*
10.7	Form of Employment Agreement between Shimmick Construction Company, Inc. and Jeffrey Lessman.*
16.1	Letter from Moss Adams LLP.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Moss Adams LLP.
23.2	Consent of Burr Pilger Mayer, Inc.
23.3	Consent of Graubard Miller (included in Exhibit 5.1).
23.4	Consent of Jeffrey Lessman.*
24.1	Powers of Attorney (included on signature pages of this registration statement).
99.1	Consent of William Barton.*
99.2	Consent of Salvatore Mancini.*
99.3	Consent of Ronald McKenzie.*
99.4	Consent of Roderick Williams.*

____________

*       Previously filed.

(b)      Financial Statement Schedules:

Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

Item 17. Undertakings

(a)      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)      The undersigned registrant hereby undertakes that:

(1)      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)      For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on January 6, 2016.

SHIMMICK CONSTRUCTION COMPANY, INC.

By:	/s/ Paul Cocotis
Name: Paul Cocotis
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to its registration statement has been signed by the following persons in the capacities indicated on January 6, 2016.

Name	Title	Date

/s/ Paul Cocotis	Chief Executive Officer and Chairman	January 6, 2016
Paul Cocotis	(Principal Executive Officer)

*	Chief Financial Officer (Principal Financial Officer and	January 6, 2016
Scott Fairgrieve	Principal Accounting Officer)

*	President and Director	January 6, 2016
Paul Camaur

*	Executive Vice President and Director	January 6, 2016
Jeffrey Lessman

*	Director	January 6, 2016
John Shimmick

*By:	/s/ Paul Cocotis
Paul Cocotis, Attorney-in-fact